S&P Global

Powering Global Markets

Annual Report 2022



Financial Highlights

Years ended December 31 (in millions, except per share data)	2022	2021	% Change
Non-GAAP pro forma adjusted revenue*	$11,842	$12,382	(4)
Non-GAAP pro forma adjusted net income (attributable to the Company's common shareholders)*	$3,765	$4,137	(9)
Non-GAAP pro forma adjusted diluted earnings per common share*	$11.19	$11.63	(4)
Dividends per common share [a]	$3.32	$3.08	8
Total assets	$61,784	$15,026	N/M
Capital expenditures [b]	$89	$35	N/M
Total debt	$10,956	$4,114	N/M
Equity (including redeemable noncontrolling interest)	$39,744	$5,536	N/M

N/M - Represents a change equal to or in excess of 100% or not meaningful

*Refer to "Reconciliation of Non-GAAP Financial Information" on pages 10-11 of this report for a discussion of the Company's non-GAAP financial measures.

(a) Dividends paid were $0.77 per share in the first quarter of 2022 and increased to $0.85 per share beginning in the second quarter of 2022. In 2021 dividends paid were $0.77 per quarter.

(b) Includes purchases of property and equipment and additions to technology projects.

Powering Global Markets

Powering Global Markets is our vision and a strategic framework we use to allocate capital, channel innovation, inspire our people, and capitalize on growth opportunities. By Powering Global Markets, we Accelerate Progress for our customers, and for the world.

Year-End Share Price



$169.94 '18
$273.05 '19
$328.73 '20
$471.93 '21
$334.94 '22

Dividends Per Share



$2.00 '18
$2.28 '19
$2.68 '20
$3.08 '21
$3.32 '22

Revenue/Non-GAAP Pro Forma Adjusted Revenue (in millions)



$6,258 '18
$6,699 '19
$7,442 '20
$12,382* '21
$11,842* '22

Cumulative Total Shareholder Return [(c)]



SPGI

Peer Group [(d)]

S&P 500

'17   '18   '19   '20   '21   '22

$207
$179
$157

(c) Assumes $100 invested on December 31, 2017 and total return includes reinvestment of dividends through December 31, 2022.

(d) The peer group consists of the following companies: Moody's Corporation, CME Group Inc., MSCI Inc., FactSet Research Systems Inc., Verisk Analytics, Inc., and Intercontinental Exchange, Inc.



To experience an enriched version of this Annual Report, with expanded content, visit spglobal.com/annualreport.

Chairman's Letter

Dear Fellow Shareholder:



S&P Global's Board of Directors and Executive Committee in London in 2022 for the Board's annual strategy review session.

The pivotal role Europe plays on the world stage was reinforced last year as we watched Russia's invasion of Ukraine, related disruptions to natural gas supplies, and a series of changes in the UK's political landscape.

The region's importance to S&P Global was confirmed as well. After completing our merger with IHS Markit in early 2022, we began the critical task of integrating teams across the continent, where we have more people than anywhere outside the U.S. and India.

To provide the Board of Directors with a first-hand look at our European operations and capabilities, last year we visited five European cities over the course of a week to see our offices up close and meet employees.

Directors joined the Executive Committee in Frankfurt, London, Madrid, Milan, and Paris. Our offices in these cities represent strategic hubs in the most important financial markets across Europe. At each stop, the Board got to walk the floors, talk with teams, hear their perspectives, and see new products.

We had great sessions and came away impressed with everything we saw.

As part of our visit and our responsibility providing oversight of S&P Global's strategic direction, the Board also met in London with the Executive Committee to review the company's long-term business strategy.

We discussed the many attractive opportunities for growth we have across S&P Global. We heard about how our company is well positioned to benefit from growing global markets and powerful secular trends. We learned about strategic investments in innovation and technology. And we reviewed the talent, skills, and expertise of S&P Global's employees.

The conclusion from our visit: We are operating from a position of strength and the Board is looking to the future with a great deal of excitement. Our opportunities are built on the central idea that S&P Global is Powering Global Markets. This idea is the foundation of the company's strategy, which you will learn about throughout the pages of this annual report.

The Board functions at maximum effectiveness when we maintain an open dialogue not just among ourselves and with employees, but with shareholders as well. We value our shareholders' feedback and are committed to engaging in constructive and meaningful dialogue with them regarding our business, governance practices, and other areas of shareholder focus.

We have achieved so much, and can achieve much more in the years ahead, because of the contributions of many people.

This past year we continued to have productive conversations with our shareholders. I thank them for their continued support.

We have achieved so much, and can achieve much more in the years ahead, because of the contributions of many people.

Over the past year I've had the privilege to get to know the Directors who joined us from IHS Markit. They've been fantastic additions. All our Directors have continued to have substantive discussions about how to enhance the effectiveness of the Board, and have taken steps to do so where appropriate. For example, we have added more Board sessions on technology, cybersecurity, and ESG factors to further augment Directors' expertise in these areas.

I thank our Board for their effective leadership. I especially want to express my gratitude to Bill Amelio, Monique Leroux, Kurt Schmoke, and Ed Rust, who retired from the Board within the last year.

I also want to thank Doug and the Executive Committee for their exceptional work managing S&P Global during another period of extraordinary disruption around the world. The team has been, and continues to be, adept at navigating the twists and turns of a challenging macroeconomic environment.

The Board and I are especially grateful to everyone we met during our trip to Europe. They exemplify many of the best characteristics of S&P Global. They are leaders. They are experts. They are creative. They are passionate and they are dedicated. The way they conduct themselves is representative of people across the organization. Thanks to all the people of our great company, I'm as confident as ever about its future.

Sincerely,



Richard E. Thornburgh
Chairman of the Board



CEO's Letter

Dear Fellow Shareholder:

In a year characterized by challenging macroeconomic conditions and a host of geopolitical risks, S&P Global once again proved its resilience in 2022:

- We made considerable progress on our most important strategic initiative—the transformative merger with IHS Markit. Since we closed the transaction early last year, integration teams have been doing tremendous work aligning processes and bringing people together, which has helped put us ahead of schedule on achieving our synergy targets.

- Four of our six divisions produced Non-GAAP pro forma adjusted revenue growth as we managed through difficult debt issuance and IPO markets.

- And we never stopped investing in organic growth, technology, and innovation to deliver the next generation of exciting new products.

While our diversified business portfolio helped counterbalance a steep decline in revenue from S&P Global Ratings, our financial performance in 2022 did not match the previous year. And although our Non-GAAP pro forma adjusted revenue and Non-GAAP pro forma adjusted diluted earnings per share declined year-over-year, our disciplined approach to cost management and capital allocation, active engagement in our markets, and strategic investments have positioned us to return to growth in 2023.

We are also benefiting from a strong brand, which is a key differentiator in a dynamic business environment. At S&P Global, we have leading positions that power global markets. Our brand is trusted and reliable. We're known for independence, integrity, transparency, and consistency.

In early 2023, Brand Finance, a leading independent brand valuation and strategy consultancy, noted a 31% increase in our brand's value during 2022.

Customers and market participants in financial institutions, businesses, and governments use or interact with our brand every day.

Anyone who watches TV news or opens any app to check how U.S. stocks are doing will see the benchmarks S&P 500 and Dow Jones Industrial Average, and to track global bond markets, there is our family of iBoxx™ indices.

Chief financial officers, treasurers, and others apply our credit ratings and research to evaluate the creditworthiness of a bond or loan.

To read more about our technology-enabled products and innovations visit spglobal.com/ProductShowcase

We made considerable progress on our most important strategic initiative—the transformative merger with IHS Markit.

Investors use our data and analytics to build, manage, and analyze their portfolios.

Business leaders, policy makers, and finance professionals turn to our economists or our Purchasing Managers' Index, or PMI™, to understand the outlook for the global economy and business conditions.

Traders, risk managers, and a range of buyers and sellers want to know our benchmark prices for commodities such as Dubai or Dated Brent crude oil or for liquified natural gas.

Customers across the automotive value chain use our insights to learn about the future of the auto sector and make critical capital investment decisions.

And leaders in the private and public sectors rely on our ESG scores, evaluations, and indices; carbon pricing scenario analysis; and second-party opinions to navigate the transition to a sustainable future.

S&P Global's products and services are embedded in our customers' workflows. By helping our customers manage risk and uncover opportunities, we're driving markets forward.

It is this strong brand combined with a great team, a high level of recurring revenue, technology, and a clear strategy that gives us an incredibly strong foundation on which to grow.

Our Vision: Powering Global Markets

Closing the merger with IHS Markit in February of last year presented a chance to reflect on our vision for S&P Global and refresh our strategic framework. We define our strategic focus as Powering Global Markets.

We realize our vision through a strategic framework with five pillars: customer at the core, grow and innovate, expand the power of data and technology, lead and inspire, and execute and deliver. These elements guide how we allocate capital, channel innovation, inspire our people, and ultimately, capitalize on the fantastic long-term growth opportunities in each of our businesses.



Customer at the Core

I've been meeting with customers frequently over the past year. It's been a fabulous opportunity to listen to their feedback. During my visits I've heard three consistent messages.

The first is that our customers are excited about the merger. Some of our best ideas for new or enhanced product features are coming from our customers.

The second message is about data. Every company is going through a digital transformation. Digital transformations require companies to connect their data so it becomes more relevant. That's something we're doing really well. They want to learn from us.

And the third message is about sustainability, energy transition, and climate. Customers tell me they want new data sets, new products, and new intelligence about sustainability issues.

We've been investing in innovation across the company to identify new ways of serving customers, and it's exciting to see those investments starting to pay off.

Grow and Innovate

In late 2022 we introduced a new level of disclosure to our organic growth initiatives: the Vitality Index. It measures the revenue impact of innovation, including product enhancements and new offerings, as a proportion of total revenue.

Our target is to increase the Vitality Index on an ongoing basis to more than 10% of total revenue from 8% in 2021. I'm pleased to report we achieved that goal in 2022, and our focus will remain on innovations with key products like thematic indices, bond valuations, aftermarket research, mobility forecasts, and solutions for the energy transition.

Another part of our growth story is a focus on transformational areas—areas that are rapidly expanding. Two of the most promising business opportunities are private markets and sustainability. We have distinct advantages in these areas because we have assets that nobody else has, we have the technology base, we have the scale, and we have a global sales force.

Today we generate approximately $400 million in revenue annually from products serving private markets. We offer solutions to private equity customers, private company data, private asset data, as well as ratings, bank loan ratings and assessments for private entities, portfolio monitoring, fund-level data, and benchmarking. By 2026, we expect private markets to become a $600 million business.

In the sustainability space, we have unique capabilities, particularly in climate. Our business, branded Sustainable1, includes products that cover electric vehicles and some energy transition products, sustainability scores on more than 10,000 companies, and sustainable versions of the S&P 400, 500, and 600 indices, among many others. We expect this business to grow at a compounded annual growth rate of 34% to $800 million by 2026.

Expand the Power of Data and Technology

Differentiated data and leading technology enable us to serve the evolving needs of

We have a proven record of execution, and I am confident our experienced team will deliver great results going forward.

our customers. They're critical to our future success and that's why we're investing in two categories.

First, we continue to ensure we have the highest quality approach to our own digital infrastructure. That means putting resources behind the cloud, cybersecurity, and data governance.

Second, we are applying more resources to help our developers and other teams with the latest agile tools in artificial intelligence and machine learning.

We spent approximately $2 billion on technology last year. Seventy-three percent of that was invested in infrastructure and foundational systems and the remaining 27% was invested in R&D and new technologies. To increase the value proposition for our customers and succeed in the future, we're shifting that mix. By 2026, we are targeting to invest 60% of annual technology spend in infrastructure and 40% in technology innovations focused on speeding time to market and improving the customer experience.

Our commitment to technology and the capabilities that result from the IHS Markit merger offer exciting opportunities to lead in the digital economy.

Lead and Inspire

There's been no more important priority for us than creating a sense of belonging where our people feel engaged, inspired to do great things, and are connected to our purpose, which we express as Accelerate Progress. Over the past year we've invested in making S&P Global a top place to work with career training programs, new benefits, and a global flexible time-off approach.

Offering our people volunteer opportunities and matching gift programs to support the causes they care about, endowing the S&P Global Foundation, the keystone of our philanthropic initiatives, and updating our environmental goals to reduce water, waste, and energy consumption are also critical components of S&P Global's culture.

All these initiatives allow us to attract, retain, develop, and care for our people.

Execute and Deliver

Our teams continue to be disciplined in their approach to executing our strategy. That means running the company efficiently, making strategic investments in high-growth areas, pursuing a disciplined capital allocation approach, and creating an excellent culture.

We have a proven record of execution, and I am confident our experienced team will deliver great results going forward.

Integration Progress

We are making substantial progress on our integration with IHS Markit.

The merger, which we detailed in last year's annual report, is generating encouraging conversations with our customers about the increased value we offer as a combined company. As an example, we've generated 6,700 cross-sell referrals since the merger closed, and the conversion rates are strong.

Additionally, we have standardized business practices and we're moving fast on our office integration plan. As of the end of last year, we've consolidated office space in approximately two dozen locations. We continue to be fully focused on the execution of our synergies. As previously disclosed, by 2026 we expect to generate $600 million in cost synergies and $350 million in revenue synergies.

The merger has been an extraordinary opportunity for me to get on the road to meet new teams and learn about the products they're creating. I call it a "Day in the Life" program. Over the past year I've spent time with people where they work, getting to analyze different industries, companies, and markets, and understanding their workflows.

As part of our disciplined approach to integration, late last year we also announced our intent to sell the Engineer Solutions business. This is an excellent business with strong growth prospects; however, it proved not to be the right fit for our long-term strategy. Earlier this year, we signed an agreement to sell the business to investment funds managed by KKR for $975 million in cash. We expect the transaction to close by the end of the second quarter of 2023.

Positioned for Growth in the Years Ahead

We're very confident about capturing growth opportunities in our markets. We expressed that confidence with the mid-term financial targets we announced during our Investor Day in December last year. We expect to achieve by 2025-2026:

– 7% to 9% organic annual revenue growth;

– An adjusted operating margin in the range of 48% to 50%;

– Low- to mid-teens annual adjusted diluted earnings per share growth; and

– Continued return of capital of at least 85% of free cash flow.

A Word of Thanks

Our people have been through a lot of change not just in 2022, but over the last several years. I thank them for the excellent work they continue to do handling a complex merger, market uncertainty, and the evolving dynamics of Covid. Amid so much disruption in the world, they are a steady and resilient presence working alongside our customers.

I especially want to express my gratitude to John Berisford, who left the company at the end of last year. John embodied the very best in S&P Global's values. He played a central role in transforming our company and his leadership made so much of our success possible.

We are well positioned for profitable growth in the future because of our strong brand, powerful data and technology, resilient business model, trusted products, clear growth strategy, and the talents of our people around the globe.

I also want to recognize our Board of Directors. We have an all-star Board whose diverse expertise, perspectives, and backgrounds are of incredible value to me and our company.

I extend my heartfelt thanks to Ed Rust, Monique Leroux, Kurt Schmoke, and Bill Amelio, who retired last year, for everything they've done to provide oversight and for their commitment to building long-term shareholder value. It is a testament to their contributions that our record of growth has been so consistent over many years.

Looking Ahead

Even with an uncertain global economy this year, we are well positioned for profitable growth in the future because of our strong brand, powerful data and technology, resilient business model, trusted products, clear growth strategy, and the talents of our people around the globe.

For generations, the people of our company have adapted to serve the changing needs of markets. Through every imaginable economic condition and business cycle, they have been there for our customers. The high quality of our people will always be a hallmark of S&P Global. It is their expertise, dedication, and enthusiasm for Powering Global Markets that give me complete confidence our company will produce valuable benefits for all our stakeholders in the years ahead.

Thank you for your support.

Sincerely,



Douglas L. Peterson
President and CEO

Reconciliation of Non-GAAP Financial Information

The Company reports its financial results in accordance with accounting principles generally accepted in the United States ("GAAP"). The following is provided to supplement certain non-GAAP pro forma adjusted financial measures discussed in the letter to shareholders and the financial highlights section of this report (IFC-page 9) and includes financial information on an as-reported basis, and on a pro forma basis as if the merger with IHS Markit had closed on January 1, 2021, for the twelve months ended December 31, 2022 and 2021; the pro forma basis agrees to the Company's previously filed unaudited pro forma combined condensed financial information presented in accordance with Article 11 of Regulation S-X. The Company's non-GAAP measures include adjustments that reflect how management views our businesses. The Company believes these non-GAAP financial measures provide useful supplemental information that, in the case of non-GAAP financial measures other than free cash flow, enables investors to better compare the Company's performance across periods, and management also uses these measures internally to assess the operating performance of its business, to assess performance for employee compensation purposes and to decide how to allocate resources. However, investors should not consider any of these non-GAAP measures in isolation from, or as a substitute for, the financial information that the Company reports.

Operating Results - Non-GAAP Financial Information

Twelve months ended December 31, 2022 and 2021
(dollars in millions, except per share amounts)

Non-GAAP Pro Forma Adjusted Revenue

The following four of our six divisions produced Non-GAAP pro forma adjusted revenue growth:

(unaudited)		**2022**	2021	% Change
Market Intelligence	Pro forma revenue *	**$4,102**	$3,976	3%
	Pro forma non-GAAP adjustments	**—**	(73)	
	Fiscal period alignment adjustment	**—**	(13)	
	Divestitures	**(9)**	—	
	Non-GAAP pro forma adjusted revenue *	**$4,093**	$3,890	5%
Commodity Insights	Pro forma revenue *	**$1,788**	$1,652	8%
	Pro forma non-GAAP adjustments	**—**	16	
	Fiscal period alignment adjustment	**—**	1	
	Divestitures	**(12)**	—	
	Non-GAAP pro forma adjusted revenue *	**$1,776**	$1,669	6%
Mobility	Pro forma revenue *	**$1,351**	$1,209	12%
	Pro forma non-GAAP adjustments	**—**	26	
	Fiscal period alignment adjustment	**—**	11	
	Non-GAAP pro forma adjusted revenue *	**$1,351**	$1,246	8%
Indices	Pro forma revenue *	**$1,356**	$1,253	8%
	Divestitures	**(1)**	—	
	Non-GAAP pro forma adjusted revenue *	**$1,355**	$1,253	8%

(unaudited)		2022	2021	% Change
Total SPGI	Pro forma revenue *	**$11,864**	$12,403	(4)%
	Pro forma non-GAAP adjustments	**—**	(21)	
	Divestitures	**(22)**	—	
	Non-GAAP pro forma adjusted revenue *	**$11,842**	$12,382	(4)%

Non-GAAP Pro Forma Adjusted Net Income attributable to SPGI and Diluted EPS

(unaudited)	2022		2021		% Change	
	Net Income attributable to SPGI	Diluted EPS	Net Income attributable to SPGI	Diluted EPS	Net Income attributable to SPGI	Diluted EPS
Pro forma *	**$3,543**	**$10.53**	$3,383	$9.51	5%	11%
Pro forma non-GAAP adjustments [a]	**(507)**	**(1.51)**	796	2.24		
Pro forma deal-related amortization	**740**	**2.20**	73	0.21		
Fiscal period alignment adjustment	**—**	**—**	(115)	(0.33)		
Divestitures	**(9)**	**(0.03)**	—	—		
Non-GAAP pro forma adjusted *	**$3,765**	**$11.19**	$4,137	$11.63	(9)%	(4)%

* - The twelve months ended December 31, 2022 and 2021 include pro forma and non-GAAP pro forma adjusted measures. For pro forma to Non-GAAP pro forma adjusted reconciliations refer to Exhibit 99.2 of the current report on Form 8-K furnished on February 9, 2023.

Note - Totals presented may not sum due to rounding.

(a)   The twelve months ended December 31, 2022 include a gain on dispositions of $1.9 billion, IHS Markit merger costs of $619 million, employee severance charges of $289 million, a S&P Foundation grant of $200 million, disposition related costs of $24 million, a gain on acquisition of $10 million, an asset impairment of $9 million, lease impairments of $5 million, legal costs of $5 million and an asset write-off of $4 million and an acquisition-related benefit of $4 million. The twelve months ended December 31, 2022 also include a loss on extinguishment of debt of $8 million and tax expense of $157 million associated with a gain on dispositions. The twelve months ended December 31, 2022 also includes an adjustment related to the JV Partner's portion of the gain on the disposition of the L100 Index as part of the sale of LCD to Morningstar.

14 Management's Discussion and Analysis

48 Consolidated Statements of Income

49 Consolidated Statements of Comprehensive Income

50 Consolidated Balance Sheets

51 Consolidated Statements of Cash Flows

52 Consolidated Statements of Equity

53 Notes to the Consolidated Financial Statements

94 Report of Management

95 Report of Independent Registered Public Accounting Firm

99 Shareholder Information

100 Board of Directors

101 Executive Committee

2022
Financial
Performance

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis ("MD&A") provides a narrative of the results of operations and financial condition of S&P Global Inc. (together with its consolidated subsidiaries, "S&P Global," the "Company," "we," "us" or "our") for the years ended December 31, 2022 and 2021, respectively. The MD&A provides information on factors that we believe are important in understanding our results of operations and comparability and certain other factors that may affect our future results. The MD&A should be read in conjunction with the consolidated financial statements and accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2022, which have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

The MD&A includes the following sections:

– Overview

– Results of Operations

– Liquidity and Capital Resources

– Reconciliation of Non-GAAP Financial Information

– Critical Accounting Estimates

– Recent Accounting Standards

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See Forward-Looking Statements on page 46 of this report.

Overview

We are a provider of credit ratings, benchmarks, analytics and workflow solutions in the global capital, commodity, automotive and engineering markets. The capital markets include asset managers, investment banks, commercial banks, insurance companies, exchanges, trading firms and issuers; the commodity markets include producers, traders and intermediaries within energy, petrochemicals, metals & steel and agriculture; the automotive markets include manufacturers, suppliers, dealerships and service shops; and the engineering markets include engineers, builders, and architects.

During 2022, following the completion of our merger with IHS Markit, we reorganized our reportable segments increasing from four reportable segments to six reportable segments consisting of: S&P Global Market Intelligence ("Market Intelligence"), S&P Global Ratings ("Ratings"), S&P Global Commodity Insights ("Commodity Insights"), S&P Global Mobility ("Mobility"), S&P Dow Jones Indices ("Indices") and S&P Global Engineering Solutions ("Engineering Solutions"). The creation of the two

additional segments in 2022 did not materially impact prior years' reportable segments.

– Market Intelligence is a global provider of multi-asset-class data and analytics integrated with purpose-built workflow solutions.

– Ratings is an independent provider of credit ratings, research and analytics, offering investors and other market participants information, ratings and benchmarks.

– Commodity Insights is a leading independent provider of information and benchmark prices for the commodity and energy markets.

– Mobility is a leading provider of solutions serving the full automotive value chain including vehicle manufacturers (OEMs), automotive suppliers, mobility service providers, retailers, consumers, and finance and insurance companies.

– Indices is a global index provider maintaining a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors.

– Engineering Solutions is a leading provider of engineering standards and related technical knowledge.

On February 28, 2022, we completed the merger with IHS Markit Ltd ("IHS Markit") by acquiring 100% of the IHS Markit common stock that was issued and outstanding as of the date of acquisition, and as a result, IHS Markit and its subsidiaries became wholly owned consolidated subsidiaries of S&P Global, and the consolidated financial statements as of and for the year ended December 31, 2022 include the financial results of IHS Markit from the date of acquisition. The merger with IHS Markit, a world leader in critical information, analytics, and solutions for the major industries and markets that drive economies, brings together two world-class organizations with leading brands and capabilities across information services that will be uniquely positioned to serve, facilitate and power the markets of the future.

On January 14, 2023, we entered into a securities and asset purchase agreement with Allium Buyer LLC, a Delaware limited liability company controlled by funds affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR") to sell our Engineering Solutions business for $975 million in cash, subject to customary purchase price adjustments. We currently anticipate the divestiture to result in after-tax proceeds of approximately $750 million, which proceeds are expected to be used for share repurchases. The agreement follows our announced intent in November of 2022 to divest the business. Engineering Solutions became part of the Company following our merger with IHS Markit. The transaction, which is subject to receipt of required regulatory approvals and satisfying other customary closing conditions, is expected to close by the end of the second quarter of 2023.

Shareholder Return

During the three years ended December 31, 2022, we have returned approximately $15.6 billion to our shareholders through a combination of share repurchases and our quarterly dividends: we completed share repurchases of approximately $13.2 billion and distributed regular quarterly dividends totaling approximately $2.4 billion. Also, on January 25, 2023, the Board of Directors approved a quarterly common stock dividend of $0.90 per share.

Key Results

(in millions)	Year ended December 31,			% Change [1]	
	2022	2021	2020	'22 vs '21	21 vs '20
Revenue	**$11,181**	$8,297	$7,442	35%	11%
Operating profit [2]	**$4,944**	$4,221	3,617	17%	17%
% Operating margin	**44%**	51%	49%		
Diluted earnings per share from net income	**$10.20**	$12.51	$9.66	(18)%	29%

1   % changes in the tables throughout the MD&A are calculated off of the actual number, not the rounded number presented.

2   Operating profit for the year ended December 31, 2022 includes a gain on dispositions of $1.9 billion, IHS Markit merger costs of $619 million, employee severance charges of $289 million, a S&P Foundation grant of $200 million, disposition-related costs of $24 million, a gain on acquisition of $10 million, an asset impairment of $9 million, lease impairments of $5 million, legal costs of $5 million, an asset write-off of $4 million and an acquisition-related benefit of $4 million. 2021 includes IHS Markit merger costs of $249 million, employee severance charges of $19 million, gain on dispositions of $11 million, a lease impairment of $3 million, Kensho retention related expense of $2 million, acquisition-related costs of $4 million and recovery of lease-related costs of $2 million. 2020 includes lease impairments of $120 million, employee severance charges of $66 million, IHS Markit merger costs of $24 million, a gain on dispositions $16 million, a technology-related impairment charge of $12 million, lease-related costs of $11 million and Kensho retention related expense of $11 million. 2022, 2021 and 2020 also includes amortization of intangibles from acquisitions of $905 million, $96 million and $123 million, respectively.

2022

Revenue increased 35% primarily due to the impact of the merger with IHS Markit; subscription revenue growth for certain Desktop products, RatingsXpress®, RatingsDirect®, and certain data feed products within Data & Advisory Solutions at Market Intelligence; continued demand for market data and market insights products and higher conference revenue at Commodity Insights; higher exchange-traded derivative revenue, higher average levels of assets under management for mutual funds and higher data subscription revenue at Indices. These increases were partially offset by a decrease in revenue at Ratings due to lower corporate bond ratings revenue driven by a decrease in high-yield and investment-grade issuance volumes, lower bank loan ratings revenue and a decrease in structured finance revenue. Foreign exchange rates had an unfavorable impact of 2 percentage points.

Operating profit increased 17%. Excluding the favorable impact of a higher gain on dispositions of 57 percentage points, partially offset by the impact of higher IHS Markit merger costs in 2022 of 11 percentage points, a S&P Foundation grant in 2022 of 6 percentage points, higher amortization of intangibles from acquisitions in 2022 of 26 percentage points and higher employee severance charges in 2022 of 8 percentage points and disposition-related costs of 1 percentage point, operating profit increased 12%. The increase was primarily due to revenue growth, lower incentive costs and lower occupancy costs from reduced real estate footprint, partially offset by expenses associated with the merger with IHS Markit, an increase in compensation costs driven by additional headcount and annual merit and promotion increases, the resumption of business travel from the lifting of COVID restrictions, higher outside services expenses and an increase in technology expenses. Foreign exchange rates had an unfavorable impact of less than 1 percentage point.

2021

Revenue increased 11% with an unfavorable impact of 1 percentage point from the net impact of recent acquisitions and dispositions, driven by increases at all of our reportable segments. Revenue growth at Ratings was driven by an increase in both transaction revenue and non-transaction revenue. Transaction revenue increased due to higher bank loan ratings revenue and structured finance revenue. Non-transaction revenue increased primarily due to an increase in surveillance, entity credit ratings, an increase in revenue at our CRISIL subsidiary and higher Ratings Evaluation Service ("RES") revenue. Revenue growth at Market Intelligence was driven by subscription revenue growth in Market Intelligence Desktop products, Credit Risk Solutions and Data Management Solutions. Revenue growth at Indices was due to higher average levels of assets under management for exchange traded funds ("ETFs") and mutual funds and higher data subscription revenue, partially offset by lower exchange-traded derivative revenue. The revenue increase at Platts was primarily due to continued demand for market data and market insights products. Foreign exchange rates had a favorable impact of less than 1 percentage point.

Operating profit increased 17%, with a favorable impact from foreign exchange rates of 1 percentage point. Excluding the unfavorable impact of IHS Markit merger costs in 2021 of 31 percentage points, partially offset by higher lease impairment charges in 2020 of 16 percentage points, higher employee severance charges in 2020 of 7 percentage points, higher amortization of intangibles from acquisitions in 2020 of 4 percentage points and higher technology-related impairment charges in 2020 of 2 percentage points, operating profit increased 15%. The increase was primarily due to revenue growth at all of our reportable segments combined with a decrease in occupancy costs, partially offset by higher incentive costs and an increase in compensation costs driven by additional headcount and annual merit increases.

Our Strategy

We are a provider of credit ratings, benchmarks, analytics and workflow solutions in the global capital, commodity, automotive and engineering markets. Our purpose is to accelerate progress. We seek to deliver on this purpose in line with our core values of discovery, partnership and integrity.

In 2018, we announced the launch of Powering the Markets of the Future to provide a framework for our forward-looking business strategy. Through this framework, we seek to deliver an exceptional, differentiated customer experience by enhancing our foundational capabilities, evolving and growing our core businesses, and pursuing growth via adjacencies. In 2023, we are striving to deliver on our strategic priorities in the following key areas:

Finance

– Meeting or exceeding our organic revenue growth and EBITA margin targets;

– Realizing our merger/integration commitments - cost and revenue synergy targets; and

– Driving growth and superior shareholder returns through effective execution, active portfolio management and prudent capital allocation.

Customer at the Core

– Enhancing customer support and seamless user experience with a focus on ease of discoverability, distribution, and delivery of our products and services and integrated capabilities; and

– Continuing to invest in customer facing solutions and processes.

Grow and Innovate

– Continuing to fund and accelerate key growth areas and transformational adjacencies;

– Exercising disciplined organic capital allocation, inorganic and partnership strategies; and

– Growing the value of S&P Global's brand through an integrated marketing and communication strategy; driving awareness and consideration across the product offering

Data and Technology

– Efficient integration, accessibility and governance of enterprise data assets, with initial focus on sustainability data, data science and enterprise-wide data management through the formation of a data council to drive enterprise value creation;

– Advancing transition to optimize tech spend practice i.e., shifting the balance towards funding higher growth innovation, establishing key spend benchmarks and 3-year transition plan; and

– Continuing momentum in transitioning all products and services to a cloud-based ecosystem while implementing technologies that align to our customer needs and unlock new opportunities.

Lead and Inspire

– Continuing to improve diverse representation through hiring, advancement and retention, while continuing to raise awareness through Diversity, Equity, and Inclusion education; and

– Ensuring our people are engaged with a particular focus on learning, development and career opportunities, and continue to embed our purpose and values throughout the Company.

Execute and Deliver

– Driving continuous commitment to risk management, compliance, and control across S&P Global; and

– Creating a more sustainable impact.

There can be no assurance that we will achieve success in implementing any one or more of these strategies as a variety of factors could unfavorably impact operating results, including prolonged difficulties in the global credit markets and a change in the regulatory environment affecting our businesses. See Item 1A, Risk Factors in our Annual Report on Form 10-K.

Further projections and discussion on our 2023 outlook for our segments can be found within " – Results of Operations".

Results of Operations

CONSOLIDATED REVIEW

(in millions)	Year ended December 31, 2022	2021	2020	% Change '22 vs '21	'21 vs '20
Revenue	**$11,181**	$8,297	$7,442	35%	11%
Expenses:					
Operating-related expenses	**3,766**	2,195	2,094	72%	5%
Selling and general expenses	**3,383**	1,714	1,541	97%	11%
Depreciation and amortization	**1,013**	178	206	N/M	(13)%
Total expenses	**8,162**	4,087	3,841	N/M	6%
Gain on dispositions	**(1,898)**	(11)	(16)	N/M	(30)%
Equity in Income on Unconsolidated Subsidiaries	**(27)**	—	—	N/M	N/M
Operating profit	**4,944**	4,221	3,617	17%	17%
Other income, net	**(70)**	(62)	(31)	(14)%	(96)%
Interest expense, net	**304**	119	141	N/M	(16)%
Loss on extinguishment of debt	**8**	—	279	N/M	N/M
Provision for taxes on income	**1,180**	901	694	31%	30%
Net income	**3,522**	3,263	2,534	8%	29%
Less: net income attributable to noncontrolling interests	**(274)**	(239)	(195)	(15)%	(22)%
Net income attributable to S&P Global Inc.	**$3,248**	$3,024	$2,339	7%	29%

Revenue

(in millions)	Year ended December 31, 2022	2021	2020	% Change '22 vs '21	'21 vs '20
Revenue	**$11,181**	$8,297	$7,442	35%	11%
Subscription revenue	**6,201**	3,255	3,037	90%	7%
Non-subscription / transaction revenue	**1,807**	2,320	2,030	(22)%	14%
Non-transaction revenue	**1,640**	1,698	1,500	(3)%	13%
Asset-linked fees	**862**	800	648	8%	23%
Sales usage-based royalties	**286**	224	227	28%	(1)%
Recurring variable	**385**	—	—	N/M	N/M
% of total revenue:					
Subscription revenue	**55%**	39%	41%		
Non-subscription / transaction revenue	**16%**	28%	27%		
Non-transaction revenue	**15%**	20%	20%		
Asset-linked fees	**8%**	10%	9%		
Sales usage-based royalties	**3%**	3%	3%		
Recurring variable	**3%**	—	—		
U.S. revenue	**$6,653**	$5,012	$4,504	33%	11%
International revenue:					
European region	**2,597**	1,995	1,769	30%	13%
Asia	**1,246**	874	782	43%	12%
Rest of the world	**685**	416	387	65%	7%
Total international revenue	**$4,528**	$3,285	$2,938	38%	12%
% of total revenue:					
U.S. revenue	**60%**	60%	61%		
International revenue	**40%**	40%	39%		

N/M- Represents a change equal to or in excess of 100% or not meaningful

2022 Revenue by Type



Non-subscription / Transaction 16%

Asset-linked fees 8%

Sales usage-based royalties 3%

Non-transaction 15%

Recurring variable 3%

Subscription 55%

2022 Revenue by Geographic Area



Rest of the World 6%

U.S. 60%

Asia 11%

European Region 23%

2022

Revenue increased 35% as compared to 2021. Subscription revenue increased primarily due to the impact of the merger with IHS Markit. Subscription revenue growth in Desktop products, Credit & Risk Solutions and Data & Advisory Solutions at Market Intelligence, continued demand for Commodity Insights market data and market insights products and higher data subscription revenue at Indices also contributed to the increase. Non-subscription / transaction revenue decreased due to a decrease in corporate bond ratings revenue, bank loan ratings revenue and structured finance revenue at Ratings, partially offset by the impact of the merger with IHS Markit and an increase in conference revenue at Commodity Insights. Non-transaction revenue decreased primarily due to the unfavorable impact of foreign exchange rates, a decrease in entity credit ratings revenue and lower RES revenue, partially offset by an increase in revenue at our CRISIL subsidiary and an increase in surveillance revenue at Ratings. Asset linked fees increased primarily due to higher average levels of assets under management for mutual funds at Indices. The increase in sales-usage based royalties was primarily driven by higher exchange-traded derivative revenue at Indices. Recurring variable revenue at Market Intelligence represents revenue from contracts for services that specify a fee based on, among other factors, the number of trades processed, assets under management, or the number of positions valued. See "Segment Review" below for further information.

The unfavorable impact of foreign exchange rates reduced revenue by 2 percentage points. This impact refers to constant currency comparisons estimated by recalculating current year results of foreign operations using the average exchange rate from the prior year.

2021

Revenue increased 11% as compared to 2020. Subscription revenue increased primarily from growth in Market Intelligence's average contract values and continued demand for Commodity Insights market data and market insights products. Higher data subscription revenue at Indices also contributed to subscription revenue growth. Non-subscription / transaction revenue increased due to an increase in bank loan ratings revenue and higher structured finance revenue at Ratings. Non-transaction revenue increased primarily due to an increase in surveillance, entity credit ratings, an increase in revenue at our CRISIL subsidiary and higher RES revenue at Ratings. Asset linked fees increased reflecting higher average levels of assets under management for ETFs and mutual funds at Indices. The decrease in sales usage-based royalties was primarily driven by lower exchange-traded derivative revenue at Indices. See "Segment Review" below for further information.

The favorable impact of foreign exchange rates increased revenue by less than 1 percentage point. This impact refers to constant currency comparisons estimated by recalculating current year results of foreign operations using the average exchange rate from the prior year.

Total Expenses

The following tables provide an analysis by segment of our operating-related expenses and selling and general expenses for the years ended December 31, 2022 and 2021:

(in millions)	2022		2021		% Change	
	Operating-related expenses	Selling and general expenses	Operating-related expenses	Selling and general expenses	Operating-related expenses	Selling and general expenses
Market Intelligence [1]	**$1,677**	**$983**	$922	$499	82%	97%
Ratings [2]	**940**	**392**	995	433	(5)%	(9)%
Commodity Insights [3]	**513**	**466**	214	242	N/M	93%
Mobility [4]	**296**	**385**	—	—	N/M	N/M
Indices [5]	**207**	**218**	173	168	20%	30%
Engineering Solutions [6]	**197**	**76**	—	—	N/M	N/M
Intersegment eliminations [7]	**(169)**	**—**	(146)	—	(16)%	N/M
Total segments	**3,661**	**2,520**	2,158	1,342	70%	88%
Corporate Unallocated expense [8]	**105**	**863**	37	372	N/M	N/M
	$3,766	**$3,383**	$2,195	$1,714	72%	97%

N/M - Represents a change equal to or in excess of 100% or not meaningful

1   In 2022, selling and general expenses include employee severance charges of $90 million, IHS Markit merger costs of $35 million and acquisition-related costs of $2 million. In 2021, selling and general expenses include employee severance charges of $3 million, acquisition-related costs of $2 million and lease-related costs of $1 million.

2   In 2022, selling and general expenses include employee severance charges of $24 million, legal costs of $5 million and an asset write-off of $1 million. In 2021, selling and general expenses include employee severance charges of $3 million and recovery of lease-related costs of $4 million.

3   In 2022, selling and general expenses include employee severance charges of $45 million and IHS Markit merger costs of $26 million. In 2021, selling and general expenses include recovery of lease-related costs of $2 million.

4   In 2022, selling and general expenses include acquisition-related benefit of $14 million, employee severance charges of $4 million and IHS Markit merger costs of $3 million.

5   In 2022, selling and general expenses include employee severance charges of $14 million and IHS Markit merger costs of $2 million. In 2021, selling and general expenses include recovery of lease-related costs of $1 million.

6   In 2022, selling and general expenses include employee severance charges of $4 million.

7   Intersegment eliminations primarily relate to a royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

8   In 2022, selling and general expenses include IHS Markit merger costs of $553 million, a S&P Foundation grant of $200 million, employee severance charges of $107 million, an asset impairment of $9 million, a gain on acquisition of $10 million, acquisition-related costs of $8 million, disposition-related costs of $24 million, lease impairments of $5 million and an asset write-off of $3 million. In 2021, selling and general expenses include IHS Markit merger costs of $249 million, employee severance charges of $13 million, lease-related costs of $4 million, a lease impairment of $3 million, Kensho retention related expenses of $2 million and acquisition-related costs of $2 million.

Operating-Related Expenses

Operating-related expenses increased 72% as compared to 2021, primarily driven by expenses associated with the merger with IHS Markit and higher compensation costs, partially offset by lower incentive costs.

Intersegment eliminations primarily relate to a royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

Selling and General Expenses

Selling and general expenses increased 97%. Excluding the unfavorable impact of higher IHS Markit merger costs in 2022 of 18 percentage points, a S&P Foundation grant of 10 percentage points and higher employee severance charges of 13 percentage points, selling and general expenses increased 56%. The increase was primarily driven by expenses associated with the merger with IHS Markit and higher compensation costs, partially offset by lower incentive costs.

Depreciation and Amortization

Depreciation and amortization was $1,013 million in 2022 compared to $178 million in 2021, primarily due to higher intangible asset amortization driven by the impact of the merger with IHS Markit.

The following tables provide an analysis by segment of our operating-related expenses and selling and general expenses for the years ended December 31, 2021 and 2020:

(in millions)	2021		2020		% Change	
	Operating-related expenses	Selling and general expenses	Operating-related expenses	Selling and general expenses	Operating-related expenses	Selling and general expenses
Market Intelligence [1]	$922	$499	$905	$483	2%	3%
Ratings [2]	995	433	950	393	5%	10%
Commodity Insights [3]	214	242	196	247	9%	(2)%
Indices [4]	173	168	146	168	18%	—%
Intersegment eliminations [5]	(146)	—	(137)	—	(6)%	N/M
Total segments	2,158	1,342	2,060	1,291	5%	4%
Corporate Unallocated expense [6]	37	372	34	250	7%	49%
	$2,195	$1,714	$2,094	$1,541	5%	11%

N/M - Represents a change equal to or in excess of 100% or not meaningful

1   In 2021, selling and general expenses include employee severance charges of $3 million, acquisition-related costs of $2 million and lease-related costs of $1 million. In 2020, selling and general expenses include employee severance charges of $27 million and lease-related costs of $3 million.

2   In 2021, selling and general expenses include employee severance charges of $3 million and recovery of lease-related costs of $4 million. In 2020, selling and general expenses include a technology-related impairment charge of $11 million, lease-related costs of $5 million and employee severance charges of $4 million.

3   In 2021, selling and general expenses include recovery of lease-related costs of $2 million. In 2020, selling and general expenses include employee severance charges of $11 million and lease-related costs of $2 million.

4   In 2021, selling and general expenses include recovery of lease-related costs of $1 million. In 2020, selling and general expenses include employee severance charges of $5 million, a lease impairment charge of $4 million, a technology-related impairment charge of $2 million and lease-related costs of $1 million.

5   Intersegment eliminations primarily relate to a royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

6   In 2021, selling and general expenses include IHS Markit merger costs of $249 million, employee severance charges of $13 million, lease-related costs of $4 million, a lease impairment of $3 million, Kensho retention related expenses of $2 million and acquisition-related costs of $2 million. In 2020, selling and general expenses include lease impairments of $116 million, IHS Markit merger costs of $24 million, employee severance charges of $19 million, Kensho retention related expense of $12 million and a gain related to an acquisition of $1 million.

Operating-Related Expenses

Operating-related expenses increased by 5% as compared to 2020. Increases at Ratings, Indices and Commodity Insights were primarily driven by higher incentive costs and an increase in compensation costs due to additional headcount and annual merit increases. The increase at Market Intelligence was primarily due to an increase in intersegment royalties tied to annualized contract value growth and higher incentive costs.

Intersegment eliminations primarily relate to a royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

Selling and General Expenses

Selling and general expenses increased 11%. Excluding the unfavorable impact of IHS Markit merger costs in 2021 of 2 percentage points, offset by higher lease impairments in 2020 of 1 percentage point, higher employee severance charges in 2020 of less than 1 percentage point and higher lease-related costs in 2020 of less than 1 percentage point, selling and general

expenses increased 11%. Increases at Ratings, Commodity Insights and Indices were primarily driven by higher incentive costs and an increase in compensation costs due to additional headcount and annual merit increases. The increase at Market Intelligence was primarily due to an increase in technology costs and higher incentive costs, partially offset by a decrease in compensation costs due to reduced headcount. These increases were partially offset by lower occupancy costs and a decrease in legal related costs at Indices.

Depreciation and Amortization

Depreciation and amortization decreased $28 million, or 13%, compared to 2020 primarily due to a decrease in intangible asset amortization related to assets that became fully amortized, partially offset by an increase in amortization expense driven by the acquisitions of RobecoSAM and Greenwich Associates LLC in January 2020 and February 2020, respectively.

Gain on Dispositions

During the year ended December 31, 2022, we completed the following dispositions that resulted in a pre-tax gain of $1.9 billion, which was included in Gain on dispositions in the consolidated statement of income:

– In June of 2022, we completed the previously announced sale of Leveraged Commentary and Data ("LCD") along with a related family of leveraged loan indices, within our Market Intelligence and Indices segments, respectively, to Morningstar for a purchase price of $600 million in cash, subject to customary adjustments, and a contingent payment of up to $50 million which is payable six months following the closing upon the achievement of certain conditions related to the transition of LCD customer relationships. The contingent payment is expected to be received in the first quarter of 2023. During the year ended December 31, 2022, we recorded a pre-tax gain of $505 million ($378 million after tax) for the sale of LCD. During the year ended December 31, 2022, we recorded a pre-tax gain of $52 million ($43 million after-tax) for the sale of a family of leveraged loan indices in Gain on dispositions in the consolidated statements of income.

– In June of 2022, we completed the previously announced sale of the Base Chemicals business to News Corp for $295 million in cash. We did not recognize a gain on the sale of the Base Chemicals business.

– In March of 2022, we completed the previously announced sale of CUSIP Global Services ("CGS"), a business within our Market Intelligence segment, to FactSet Research Systems Inc. for a purchase price of $1.925 billion in cash, subject to customary adjustments. During the year ended December 31, 2022, we recorded a pre-tax gain of $1.342 billion ($1.005 billion after tax) in Gain on dispositions in the consolidated statements of income related to the sale of CGS.

– In February of 2022, we completed the previously announced sale of OPIS to News Corp for $1.150 billion in cash. We did not recognize a gain on the sale of OPIS.

During the year ended December 31, 2021, we completed the following dispositions that resulted in a pre-tax gain of $11 million, which was included in Gain on dispositions in the consolidated statements of income:

– During the year ended December 31, 2021, we recorded a pre-tax gain of $8 million ($6 million after-tax) in Gain on dispositions in the consolidated statements of income related to the sale of office facilities in India.

– During the year ended December 31, 2021, we recorded a pre-tax gain of $3 million ($3 million after-tax) in Gain on dispositions in the consolidated statements of income related

to the sale of Standard & Poor's Investment Advisory Services LLC ("SPIAS"), a business within our Market Intelligence segment, that occurred in July of 2019.

During the year ended December 31, 2020, we completed the following dispositions that resulted in a pre-tax gain of $16 million, which was included in Gain on dispositions in the consolidated statements of income:

– In January of 2020, Market Intelligence entered into a strategic alliance to transition S&P Global Market Intelligence's Investor Relations ("IR") webhosting business to Q4 Inc. ("Q4"). This alliance integrated Market Intelligence's proprietary data into Q4's portfolio of solutions, enabling further opportunities for commercial collaboration. In connection with transitioning its IR webhosting business to Q4, Market Intelligence received a minority investment in Q4. During the year ended December 31, 2020, we recorded a pre-tax gain of $11 million ($6 million after-tax), respectively, in Gain on dispositions in the consolidated statement of income related to the sale of IR.

– In September of 2020, we sold our facility at East Windsor, New Jersey. During the year ended December 31, 2020, we recorded a pre-tax gain of $4 million ($3 million after-tax) in Gain on dispositions in the consolidated statements of income related to the sale of East Windsor.

– During the year ended December 31, 2020, we recorded a pre-tax gain of $1 million ($1 million after-tax) in Gain on dispositions in the consolidated statements of income related to the sale of SPIAS, a business within our Market Intelligence segment, in July of 2019.

Operating Profit

We consider operating profit to be an important measure for evaluating our operating performance and we evaluate operating profit for each of the reportable business segments in which we operate.

We internally manage our operations by reference to operating profit with economic resources allocated primarily based on each segment's contribution to operating profit. Segment operating profit is defined as operating profit before Corporate Unallocated expense and Equity in Income on Unconsolidated Subsidiaries. Segment operating profit is not, however, a measure of financial performance under U.S. GAAP, and may not be defined and calculated by other companies in the same manner.

The table below reconciles segment operating profit to total operating profit:

(in millions)	Year ended December 31,			% Change	
	2022	2021	2020	'22 vs '21	'21 vs '20
Market Intelligence [1]	**$2,488**	$676	$569	N/M	19%
Ratings [2]	**1,672**	2,629	2,223	(36)%	18%
Commodity Insights [3]	**591**	544	478	9%	14%
Mobility [4]	**213**	—	—	N/M	N/M
Indices [5]	**927**	798	666	16%	20%
Engineering Solutions [6]	**15**	—	—	N/M	N/M
Total segment operating profit	**5,906**	4,647	3,936	27%	18%
Corporate Unallocated expense [7]	**(989)**	(426)	(319)	N/M	(33)%
Equity in Income on Unconsolidated Subsidiaries [8]	**27**	—	—	N/M	N/M
Total operating profit	**$4,944**	$4,221	$3,617	17%	17%

N/M - Represents a change equal to or in excess of 100% or not meaningful

1   2022 includes a gain on disposition of $1.8 billion, employee severance charges of $90 million, IHS Markit merger costs of $35 million and acquisition-related costs of $2 million. 2021 includes acquisition-related costs of $2 million. 2021 and 2020 include employee severance charges of $3 million and $27 million, respectively, a gain on dispositions of $3 million and $12 million, respectively, and lease-related costs of $1 million and $3 million, respectively. 2022, 2021, and 2020 includes amortization of intangibles from acquisitions of $474 million, $65 million and $76 million, respectively.

2   2022 includes employee severance charges of $24 million, legal costs of $5 million and an asset write-off of $1 million. 2021 includes a gain on disposition of $6 million, employee severance charges of $3 million and recovery of lease-related costs of $4 million. 2020 includes a technology-related impairment charge of $11 million, lease-related costs of $5 million and employee severance charges of $4 million. 2022, 2021, and 2020, include amortization of intangibles from acquisitions of $7 million, $10 million and $7 million, respectively.

3   2022 includes employee severance charges of $45 million and IHS Markit merger costs of $26 million. 2021 includes recovery of lease-related costs of $2 million. 2020 includes employee severance charges of $11 million and lease-related costs of $2 million. 2022, 2021 and 2020 includes amortization of intangibles from acquisitions of $111 million, $8 million, and $9 million.

4   2022 includes an acquisition-related benefit of $14 million, employee severance charges of $4 million, IHS Markit merger costs of $3 million and amortization of intangibles from acquisitions of $241 million.

5   2022 includes a gain on disposition of $52 million, employee severance charges of $14 million and IHS Markit merger costs of $2 million. 2021 includes recovery of lease-related costs of $1 million. 2020 includes employee severance charges of $5 million, a lease impairment charge of $4 million, a technology-related impairment charge of $2 million and lease-related costs of $1 million. 2022, 2021 and 2020 includes amortization of intangibles from acquisitions of $31 million, $6 million and $6 million, respectively.

6   2022 includes employee severance charges of 4 million and amortization of intangibles from acquisitions of $35 million.

7   2022 includes IHS Markit merger costs of $553 million, a S&P Foundation grant of $200 million, employee severance charges of $107 million, a gain on acquisition of $10 million, an asset impairment of $9 million, acquisition-related costs of $8 million, disposition-related costs of $24 million, lease impairments of $5 million and an asset write-off of $3 million. 2021 and 2020 includes IHS Markit merger costs of $249 million and $24 million, respectively. 2021 and 2020 include employee severance charges of $13 million and $19 million, respectively, lease impairments of $3 million and $116 million, respectively, and Kensho retention related expenses of $2 million, and $12 million, respectively. 2021 includes lease-related costs of $4 million, acquisition-related costs of $2 million and a gain on disposition of $2 million. 2020 includes a gain related to an acquisition of $1 million. Additionally, 2022, 2021 and 2020 include amortization of intangibles from acquisitions of $4 million, $7 million, and $26 million.

8   2022 includes amortization of intangibles from acquisitions of $55 million.

2022

Segment Operating Profit

Increased 27% as compared to 2021. Excluding the favorable impact of a higher gain on dispositions in 2022 of 41 percentage points, partially offset by higher amortization of intangibles from acquisitions in 2022 of 18 percentage points, higher employee severance charges in 2022 of 4 percentage points and IHS Markit merger related costs in 2022 of 1 percentage point, segment operating profit increased 9%. The increase was primarily due to revenue growth primarily due to the impact of the merger with IHS Markit, lower incentive costs and lower occupancy costs from reduced real estate footprint, partially offset by a decrease in revenue at Ratings, expenses associated with the merger with IHS Markit, an increase in compensation costs driven by additional headcount and annual merit and promotion increases, the resumption of business travel from the lifting of COVID restrictions and an increase in technology expenses. See "Segment Review" below for further information.

Corporate Unallocated Expense

Corporate Unallocated expense includes costs for corporate functions, select initiatives, unoccupied office space and Kensho, included in selling and general expenses. Corporate Unallocated expense increased 132% compared to 2021. Excluding higher IHS Markit merger costs in 2022 of 85 percentage points, a S&P Foundation grant in 2022 of 56 percentage points, higher employee severance charges in 2022 of 26 percentage points, disposition-related costs in 2022 of 7 percentage points, an asset impairment in 2022 of 2 percentage points and higher acquisition-related costs in 2022 of 1 percentage point, partially offset by a gain on acquisition in 2022 of 3 percentage points and lower amortization of intangibles from acquisitions in 2022 of 1 percentage point, Corporate Unallocated expense decreased 41% primarily due to cost synergies and lower incentive costs

Equity in Income on Unconsolidated Subsidiaries

The Company holds an investment in a 50/50 joint venture arrangement with shared control with CME Group that combined each of the company's post-trade services into a new joint venture, OSTTRA. The joint venture provides trade processing and risk mitigation operations and incorporates CME Group's optimization businesses (Traiana, TriOptima, and Reset) and the Company's MarkitSERV business. The combination is intended to increase operating efficiencies of both the company's business to more effectively service clients with enhanced platforms and services for OTC markets across interest rate, FX, equity, and credit asset classes. Equity in Income on Unconsolidated Subsidiaries includes the OSTTRA joint venture acquired in connection with the merger with IHS Markit. Equity in Income on Unconsolidated Subsidiaries was $27 million for the year ended December 31, 2022.

Foreign exchange rates had an unfavorable impact on operating profit of less than 1 percentage point. This impact refers to constant currency comparisons and the remeasurement of monetary assets and liabilities. Constant currency impacts are estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year. Remeasurement impacts are based on the variance between current-year and prior-year foreign exchange rate fluctuations on assets and liabilities denominated in currencies other than the individual businesses functional currency.

2021

Segment Operating Profit

Increased $711 million or 18% as compared to 2020. Excluding the impact of higher employee severance charges in 2020 of 2 percentage points and higher lease-related costs of 1 percentage point in 2020, segment operating profit increased 15%. The increase was primarily due to an increase in revenue at all of our reportable segments combined with a decrease in occupancy costs, partially offset by higher incentive costs and an increase in compensation costs driven by additional headcount and annual merit increases. See "Segment Review" below for further information.

Corporate Unallocated Expense

Corporate Unallocated expense includes costs for corporate functions, select initiatives, unoccupied office space and Kensho, included in selling and general expenses. Corporate Unallocated expense increased 33% compared to 2020. Excluding the unfavorable impact of IHS Markit merger costs in 2021 of 45 percentage points, higher lease-related costs in 2021 of 1 percentage point and higher acquisition-related costs in 2021 of 1 percentage point, partially offset by higher lease impairments in 2020 of 23 percentage points, higher amortization of intangibles in 2020 of 4 percentage points, higher

Kensho retention related expense in 2020 of 2 percentage points and higher employee severance charges in 2020 of 1 percentage point, Corporate Unallocated expense increased 16% primarily due to higher incentive costs.

Foreign exchange rates had a favorable impact on operating profit of 1 percentage point. This impact refers to constant currency comparisons and the remeasurement of monetary assets and liabilities. Constant currency impacts are estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year. Remeasurement impacts are based on the variance between current-year and prior-year foreign exchange rate fluctuations on assets and liabilities denominated in currencies other than the individual businesses functional currency.

Other Income, net

Other income, net primarily includes the net periodic benefit cost for our retirement and post retirement plans. Other income, net for 2022, 2021 and 2020 was $70 million, $62 million, $31 million respectively. During 2022 and 2020, lump sum withdrawals exceeded the combined total anticipated annual service and interest cost of our U.K. pension plan, triggering the recognition of a non-cash pre-tax settlement charges of $13 million and $3 million, respectively. Excluding these pre-tax settlement charges, other income, net was $83 million, $62 million, and $34 million for 2022, 2021, 2020, respectively. The increase in other income, net in 2022 compared to 2021 and in 2021 compared to 2020 was primarily due to a higher gain on investments.

Interest Expense, net

Net interest expense for 2022 increased $185 million compared to 2021 primarily due to higher debt balances. Net interest expense for 2021 decreased $22 million or 16% compared to 2020, primarily due to lower interest expense resulting from the refinancing of a series of our senior notes in August of 2020. See Note 4 - Debt to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K for further discussion.

Loss on Extinguishment of Debt, net

In 2022, we recognized an $8 million loss on extinguishment of debt which includes a tender premium paid to tendering note holders in accordance with the terms of the tender offer of $142 million, partially offset by a $134 million non-cash write-off related to the fair market value step up premium on extinguished debt. 2020 includes $279 million related to the redemption fee on the early retirement of our 4.4% senior notes due in 2026 and a portion of the 6.55% senior notes due in 2037 and 4.5% senior notes due in 2048 in the third quarter of 2020.

Provision for Income Taxes

Our effective tax rate was 25.1%, 21.6% and 21.5% for 2022, 2021 and 2020, respectively. The increase in 2022 was primarily due to the tax charge on merger related divestitures. The increase in 2021 was primarily due to a change in the mix of income by jurisdiction.

Segment Review

MARKET INTELLIGENCE

Market Intelligence is a global provider of multi-asset-class data and analytics integrated with purpose-built workflow solutions. Market Intelligence's portfolio of capabilities are designed to help trading and investment professionals, government agencies, corporations and universities track performance, generate alpha, identify investment ideas, understand competitive and industry dynamics, perform valuations and manage credit risk.

In June of 2022, we completed the previously announced sale of Leveraged Commentary and Data ("LCD"), a business within our Market Intelligence segment, to Morningstar. During the year ended December 31, 2022, we recorded a pre-tax gain of $505 million ($378 million after-tax) in Gain on dispositions in the consolidated statements of income for the sale of LCD.

In March of 2022, we completed the previously announced sale of CUSIP Global Services ("CGS"), a business within our Market Intelligence segment, to FactSet Research Systems Inc. for a purchase price of $1.925 billion in cash, subject to customary adjustments. During the year ended December 31, 2022, we recorded a pre-tax gain of $1.342 billion ($1.005 billion after-tax) in Gain on dispositions in the consolidated statements of income related to the sale of CGS.

In January of 2020, Market Intelligence entered into a strategic alliance to transition S&P Global Market Intelligence's Investor Relations ("IR") webhosting business to Q4 Inc. ("Q4"), a third party provider of investor relations related services. This alliance integrated Market Intelligence's proprietary data into Q4's portfolio of solutions, enabling further opportunities for commercial collaboration. In connection with transitioning its IR webhosting business to Q4, Market Intelligence received a minority investment in Q4. During the year ended December 31, 2020, we recorded a pre-tax gain of $11 million ($6 million after-tax) in Gain on dispositions in the consolidated statement of income related to the sale of IR.

During the years ended December 31, 2021 and 2020, we recorded a pre-tax gain of $3 million ($3 million after-tax) and $1 million ($1 million after-tax), respectively, in Gain on dispositions in the consolidated statement of income related to the sale of Standard & Poor's Investment Advisory Services LLC ("SPIAS"), a business within our Market Intelligence segment, that occurred in July of 2019.

See Note 2 - *Acquisitions and Divestitures* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K for further discussion including information on the merger with IHS Markit.

Market Intelligence includes the following business lines:

– Desktop — a product suite that provides data, analytics and third-party research for global finance and corporate professionals, which includes the Capital IQ platforms (which are inclusive of S&P Capital IQ Pro, Capital IQ, Office and Mobile products);

– Data & Advisory Solutions — a broad range of research, reference data, market data, derived analytics and valuation services covering both the public and private capital markets, delivered through flexible feed-based or API delivery mechanisms. This also includes issuer solutions for public companies, a range of products for the maritime & trade market, data and insight into Financial Institutions, the telecoms, technology and media space as well as ESG and supply chain data analytics;

– Enterprise Solutions — software and workflow solutions that help our customers manage and analyze data; identify risk; reduce costs; and meet global regulatory requirements. The portfolio includes industry leading financial technology solutions like Wall Street Office, Enterprise Data Manager, Information Mosaic, and iLevel. Our Global Markets Group offering delivers bookbuilding platforms across multiple assets including municipal bonds, equities and fixed income; and

– Credit & Risk Solutions — commercial arm that sells Ratings' credit ratings and related data and research, advanced analytics, and financial risk solutions which includes subscription-based offerings, RatingsXpress®, RatingsDirect® and Credit Analytics.

Subscription revenue at Market Intelligence is primarily derived from distribution of data, valuation services, analytics, third party research, and credit ratings-related information through both feed and web-based channels. Subscription revenue also includes software and hosted product offerings which provide maintenance and continuous access to our platforms over the contract term. Recurring variable revenue at Market Intelligence represents revenue from contracts for services that specify a fee based on, among other factors, the number of trades processed, assets under management, or the number of positions valued. Non-subscription revenue at Market Intelligence is primarily related to certain advisory, pricing conferences and events, and analytical services.

The following table provides revenue and segment operating profit information for the years ended December 31:

(in millions)	Year ended December 31,			% Change	
	2022	2021	2020	'22 vs '21	'21 vs '20
Revenue	**$3,811**	$2,185	2,046	74%	7%
Subscription revenue	**$3,263**	$2,131	$1,991	53%	7%
Recurring variable revenue	**$385**	$—	$—	N/M	N/M
Non-subscription revenue	**$163**	$54	$54	N/M	(2)%
Asset-linked fees	**$—**	$—	$1	N/M	(94)%
% of total revenue:					
Subscription revenue	**86%**	98 %	97%		
Recurring variable revenue	**10%**	— %	—%		
Non-subscription revenue	**4%**	2 %	3%		
Asset-linked fees	**—%**	— %	—%		
U.S. revenue	**$2,231**	$1,374	$1,316	62%	4%
International revenue	**$1,580**	$811	$730	95%	11%
% of total revenue:					
U.S. revenue	**59%**	63 %	64%		
International revenue	**41%**	37 %	36%		
Operating profit [1]	**$2,488**	$676	$569	N/M	19%
% Operating margin	**65%**	31%	28%		

N/M – Represents a change equal to or in excess of 100% or not meaningful

Note – In the first quarter of 2022, the Market Intelligence Commodities business was transferred to the Commodity Insights segment and prior-year amounts have been reclassified to conform with current presentation.

1   2022 includes a gain on dispositions of $1.8 billion, employee severance charges of $90 million, IHS Markit merger costs of $35 million, and acquisition-related costs of $2 million. 2021 includes employee severance charges of $3 million, a gain on disposition of $3 million, acquisition-related costs of $2 million and lease-related costs of $1 million. 2020 includes employee severance charges of $27 million, a gain on dispositions of $12 million and lease-related costs of $3 million. 2022, 2021 and 2020 includes amortization of intangibles from acquisitions of $474 million, $65 million and $76 million, respectively.

2022

Revenue increased 74% primarily due to the impact of the merger with IHS Markit. Subscription revenue growth for certain Market Intelligence Desktop products, RatingsXpress®, RatingsDirect®, and certain data feed products within Data and Advisory Solutions also contributed to revenue growth. Foreign exchange rates had an unfavorable impact of 2 percentage points.

Operating profit increased 268%. Excluding the impact of a gain on dispositions of 282 percentage points, partially offset by higher amortization of intangibles of 63 percentage points, employee severance charges in 2022 of 13 percentage points and IHS Markit merger costs in 2022 of 5 percentage points, operating profit increased 67% primarily due to revenue growth and lower incentive costs, partially offset by expenses associated with the merger with IHS Markit, an increase in technology expenses and higher compensation costs. Foreign exchange rates had a favorable impact of 4 percentage points.

2021

Revenue increased 7% driven by subscription revenue growth for RatingsXpress®, RatingsDirect®, certain Market Intelligence Desktop products, and certain data feed products within Data and Advisory Solutions. Both U.S. revenue and international revenue increased compared to 2021. Foreign exchange rates had a favorable impact of less than 1 percentage point.

Operating profit increased 19%, with an unfavorable impact from foreign exchange rates of less than 1 percentage point. Excluding the impact from higher employee severance charges in 2020 of 6 percentage points and higher amortization of intangibles in 2020 of 3 percentage points, partially offset by the impact of a higher gain on the dispositions in 2020 of 2 percentage points, operating profit increased 12%. The impact of revenue growth and lower compensation costs due to reduced headcount was partially offset by an increase in cost of sales and intersegment royalties tied to annualized contract value growth, increased technology costs and higher incentive costs.

Industry Highlights and Outlook

Market Intelligence continues to focus on developing key product offerings in growth areas such as Environmental, Social and Governance ("ESG") and growing new products and product features by leveraging technology investments. Product launches and innovation continued at Market Intelligence in 2022 with the introduction of several new ESG related products and new products and product features leveraging technology investments.

Legal and Regulatory Environment

The market for data, analytical capabilities and research services is intensely competitive, ranging from established firms to market disruptors. Market Intelligence competes domestically and internationally based on a number of factors, including the quality and range of its data, analytical capabilities, research services, client service, reputation, price, geographic scope, and technological innovation.

Market Intelligence is subject to global regulation, particularly in the European Union, the U.K. and the U.S. Several laws and regulations in the European Union, the U.K. and the U.S. have been adopted but not yet implemented, or have been proposed or are being considered, to which Market Intelligence, or its clients, will or may become subject, including laws and regulations related to pricing providers, sustainability, credit rating data, data privacy and cyber security. For example, the EU passed the Digital Operational Resilience Act in December 2022 ("DORA"), which is expected to take effect by the end of January 2025. DORA will impose operational resilience and cyber security standards and obligations, including technical and organizational standards and responsibilities which may require technology and/or organizational investment, upon (i) many Market Intelligence financial market clients, who may look to pass such obligations onto vendors like Market Intelligence, and (ii) information and communications technology providers designated by the EU as "Critical Third Party Providers," which may, or may not, include Market Intelligence. In addition, the U.K. Financial Conduct Authority has announced that it will conduct a market study into how competition is working in the markets for credit rating data and market data generally, which is expected to commence at the start of 2023.

At this time, the impact on Market Intelligence of any such recently adopted or proposed laws or regulations, or market studies, remains uncertain, but they could increase the regulatory exposure of Market Intelligence or the costs and legal risks relating to Market Intelligence's activities, adversely affect the ability of Market Intelligence to provide its products and services, or result in changes in the demand for its products and services. If Market Intelligence fails to comply with any such laws or regulations, it could be subject to significant litigation, civil or criminal penalties, monetary damages, regulatory enforcement actions or fines. Regulatory developments may also present commercial opportunities to Market Intelligence to develop further or different services to enable better compliance by its clients.

For a further discussion of competitive and other risks inherent in our Market Intelligence business, see Item 1A, Risk Factors, in our Annual Report on Form 10-K. For a further discussion of the legal and regulatory environment in our Market Intelligence business, see Note 13 - *Commitments and Contingencies* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K.

RATINGS

Ratings is an independent provider of credit ratings, research, and analytics, offering investors and other market participants information, ratings and benchmarks. Credit ratings are one of several tools investors can use when making decisions about purchasing bonds and other fixed income investments. They are opinions about credit risk and our ratings express our opinion about the ability and willingness of an issuer, such as a corporation or state or city government, to meet its financial obligations in full and on time. Our credit ratings can also relate to the credit quality of an individual debt issue, such as a corporate or municipal bond, and the relative likelihood that the issue may default.

Ratings disaggregates its revenue between transaction and non-transaction. Transaction revenue primarily includes fees associated with:

- ratings related to new issuance of corporate and government debt instruments, as well as structured finance debt instruments; and

- bank loan ratings.

Non-transaction revenue primarily includes fees for surveillance of a credit rating, annual fees for customer relationship-based pricing programs, fees for entity credit ratings and global research and analytics at CRISIL. Non-transaction revenue also includes an intersegment royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings. Royalty revenue for 2022, 2021 and 2020 was $143 million, $136 million and $128 million, respectively.

The following table provides revenue and segment operating profit information for the years ended December 31:

	Year ended December 31,			% Change	
(in millions)	**2022**	2021	2020	'22 vs '21	'21 vs '20
Revenue	**$3,050**	$4,097	$3,606	(26)%	14%
Transaction revenue	**$1,241**	$2,253	$1,969	(45)%	14%
Non-transaction revenue	**$1,809**	$1,844	$1,637	(2)%	13%
% of total revenue:					
Transaction revenue	**41%**	55%	55%		
Non-transaction revenue	**59%**	45%	45%		
U.S. revenue	**$1,652**	$2,398	$2,110	(31)%	14%
International revenue	**$1,398**	$1,699	$1,496	(18)%	14%
% of total revenue:					
U.S. revenue	**54%**	59%	59%		
International revenue	**46%**	41%	41%		
Operating profit [1]	**$1,672**	$2,629	$2,223	(36)%	18%
% Operating margin	**55%**	64%	62%		

1   2022 includes employee severance charges of $24 million, legal costs of $5 million and an asset write-off of $1 million. 2021 includes a gain on disposition of $6 million, recovery of lease-related costs of $4 million, and employee severance charges of $3 million. 2020 includes a technology-related impairment charge of $11 million, lease-related costs of $5 million and employee severance charges of $4 million. 2022, 2021 and 2020 include amortization of intangibles from acquisitions of $7 million, $10 million and $7 million, respectively.

2022

Revenue decreased 26% with an unfavorable impact from foreign exchange rates of 3 percentage points. Transaction revenue decreased due to lower corporate bond ratings revenue driven by a decrease in high-yield and investment-grade issuance volumes and lower bank loan ratings revenue. A decrease in structured finance revenues primarily driven by decreased issuance of U.S. collateralized loan obligations ("CLOs") also contributed to the decrease in transaction revenue. Reduced issuance volumes mainly resulted from unfavorable macroeconomic conditions in 2022 compared to strong issuance levels in the prior year period. Non-transaction revenue decreased 2% primarily due to the unfavorable impact of foreign exchange rates, a decrease in entity credit ratings revenue and lower Ratings Evaluation Service ("RES") revenue driven by decreased M&A activity, partially offset by an increase in revenue at our CRISIL subsidiary and an increase in surveillance revenue. Excluding the

unfavorable impact of foreign exchange rates of 3 percentage points, non-transaction revenue increased 1%. Transaction and non-transaction revenue also benefited from improved contract terms across product categories.

Operating profit decreased 36%, with an unfavorable impact from foreign exchange rates of 1 percentage point. Excluding the impact of employee severance charges in 2022 of 1 percentage point, operating profit decreased 35% primarily due to a decline in revenue partially offset by decrease in expenses. The decrease in expenses was driven by lower incentive costs due to weaker financial performance, lower outside services expenses, lower occupancy costs from reduced real estate footprint, partially offset by higher compensation costs driven by targeted investments into key areas of the business, and the resumption of business travel from the lifting of COVID restrictions.

2021

Revenue increased 14%, with a favorable impact from foreign exchange rates of 1 percentage point. Transaction revenue increased due to higher bank loan ratings revenue driven by increased M&A activity and an increase in structured finance revenue primarily driven by increased issuance of U.S. CLOs. Non-transaction revenue increased primarily due to an increase in surveillance, entity credit ratings, an increase in revenue at our CRISIL subsidiary and higher RES revenue driven by increased M&A activity. Transaction and non-transaction revenue also benefited from improved contract terms across product categories.

Operating profit increased 18%, with a favorable impact from foreign exchange rates of 1 percentage point. The impact of revenue growth and lower occupancy costs was partially offset by an increase in incentive costs and higher compensation costs due to annual merit increases, additional headcount and human capital investments, as well as the ramp up of technology and strategic initiatives.

Market Issuance Volumes

We monitor market issuance volumes regularly within Ratings. Market issuance volumes noted within the discussion that follows are based on where an issuer is located or where the assets associated with an issue are located. Structured Finance issuance includes amounts when a transaction closes, not when initially priced, and excludes domestically-rated Chinese issuance. The following tables depict changes in issuance levels as compared to the prior year based on data from SDC Platinum for Corporate bond issuance and based on a composite of external data feeds and Ratings' internal estimates for Structured Finance issuance.

2022 Compared to 2021

Corporate Bond Issuance *	U.S.	Europe	Global
High-yield issuance	(79)%	(70)%	(77)%
Investment-grade issuance	(20)%	(12)%	(18)%
Total issuance**	(39)%	(28)%	(24)%

* Includes Industrials and Financial Services.

** Includes rated and non-rated issuance.

– Corporate issuance was down in the U.S. and Europe reflecting unfavorable macroeconomic conditions in 2022 compared to strong issuance levels in 2021.

2022 Compared to 2021

Structured Finance	U.S.	Europe	Global
Asset-backed securities ("ABS")	(11)%	(43)%	(13)%
Structured credit (primarily CLOs)	(68)%	(70)%	(68)%
Commercial mortgage-backed securities ("CMBS")	(5)%	(86)%	(11)%
Residential mortgage-backed securities ("RMBS")	(29)%	25%	(21)%
Covered bonds	**	68%	72%
Total issuance	(38)%	(1)%	(23)%

** Represents no activity in 2022 or 2021.

– ABS issuance decreased in the U.S. and Europe driven by a decline in Autos, Student Loans, and Non-Traditional / Esoterics.

– CLO issuance was down in the U.S. and European structured credit markets due to unfavorable market conditions and widening spreads slowing down new issues and eliminating refinancing and resets.

– CMBS issuance was down in the U.S. reflecting unfavorable market conditions. CMBS issuance was also down in Europe, although from a low 2021 base.

– RMBS issuance was down in the U.S. reflecting decreased market volume due to unfavorable market conditions. RMBS issuance increased in Europe reflecting an increase in large jumbo deals.

– Covered bond (debt securities backed by mortgages or other high-quality assets that remain on the issuer's balance sheet) issuance in Europe increased from a low 2021 base as cheaper government programs slowed down.

Industry Highlights and Outlook

Revenue decreased in 2022 primarily driven by declines in corporate bond ratings revenue, bank loan ratings revenue, structured finance transaction revenues, partially offset by an increase in revenue at our CRISIL subsidiary. CRISIL revenue increased across all segments, primarily driven by Global Research & Risk Solutions. In 2022, Ratings continued to focus on developing key product offerings in ESG and launched new sustainability products. ESG initiatives and international expansion in China continue to be areas of focus for Ratings.

Legal and Regulatory Environment

General

Ratings and many of the securities that it rates are subject to extensive regulation in both the U.S. and in other countries, and therefore existing and proposed laws and regulations can impact the Company's operations and the markets in which it operates. Additional laws and regulations have been adopted but not yet implemented or have been proposed or are being considered. In addition, in certain countries, governments may provide financial or other support to locally-based rating agencies. For example, governments may from time to time establish official rating agencies or credit ratings criteria or procedures for evaluating local issuers. We have reviewed the new laws, regulations and rules which have been adopted and we have implemented, or are planning to implement, changes as required. We do not believe that such new laws, regulations or rules will have a material adverse effect on our financial condition or results of operations. Other laws, regulations and rules relating to credit rating agencies are being considered by local, national, foreign and multinational bodies and are likely to continue to be considered in the future, including provisions seeking to reduce regulatory and investor reliance on credit ratings or to increase competition among credit rating agencies, and regarding remuneration and rotation of credit rating agencies, and liability standards applicable to credit rating agencies. The impact on us of the adoption of any such laws, regulations or rules remains uncertain, but could increase the costs and legal risks relating to Ratings' rating activities, or adversely affect our ability to compete and/or our remuneration, or result in changes in the demand for credit ratings.

In the normal course of business both in the U.S. and abroad, Ratings (or the legal entities comprising Ratings) are defendants in numerous legal proceedings and are often the subject of government and regulatory proceedings, investigations and inquiries. Many of these proceedings, investigations and inquiries relate to the ratings activity of Ratings and are or have been brought by purchasers of rated securities. In addition, various government and self-regulatory agencies frequently make inquiries and conduct investigations into Ratings' compliance with applicable laws and regulations. Any of these proceedings, investigations or inquiries could ultimately result in adverse judgments, damages, fines, penalties or activity restrictions, which could adversely impact our consolidated financial condition, cash flows, business or competitive position.

U.S.

The businesses conducted by our Ratings segment are, in certain cases, regulated under the Credit Rating Agency Reform Act of 2006 (the "Reform Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd Frank Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and/or the laws of the states or other jurisdictions in which they conduct business. The financial services industry is subject to the potential for increased regulation in the U.S.

S&P Global Ratings is a credit rating agency that is registered with the SEC as a Nationally Recognized Statistical Rating Organization ("NRSRO"). The SEC first began informally designating NRSROs in 1975 for use of their credit ratings in the determination of capital charges for registered brokers and dealers under the SEC's Net Capital Rule. The Reform Act created a new SEC registration system for rating agencies that choose to register as NRSROs. Under the Reform Act, the SEC is given authority and oversight of NRSROs and can censure NRSROs, revoke their registration or limit or suspend their registration in certain cases. The rules implemented by the SEC pursuant to the Reform Act, the Dodd Frank Act and the Exchange Act address, among other things, prevention or misuse of material non-public information, conflicts of interest, documentation and assessment of internal controls, and improving transparency of ratings performance and methodologies. The public portions of the current version of S&P Global Ratings' Form NRSRO are available on S&P Global Ratings' website.

European Union

In the European Union ("EU"), the credit rating industry is registered and supervised through a pan-European regulatory framework which is a compilation of three sets of legislative actions. In 2009, the European Parliament passed a regulation ("CRA1") that established an oversight regime for the credit rating industry in the EU, which became effective in 2010. CRA1 requires the registration, formal regulation and periodic inspection of credit rating agencies operating in the EU. Ratings was granted registration in October of 2011. In January of 2011, the EU established the European Securities and

Markets Authority ("ESMA"), which, among other things, has direct supervisory responsibility for the registered credit rating industry throughout the EU.

Additional rules augmenting the supervisory framework for credit rating agencies went into effect in 2013. Commonly referred to as CRA3, these rules, among other things:

– impose various additional procedural requirements with respect to ratings of sovereign issuers;

– require member states to adopt laws imposing liability on credit rating agencies for an intentional or grossly negligent failure to abide by the applicable regulations;

– impose mandatory rotation requirements on credit rating agencies hired by issuers of securities for ratings of resecuritizations, which may limit the number of years a credit rating agency can issue ratings for such securities of a particular issuer;

– impose restrictions on credit rating agencies or their shareholders if certain ownership thresholds are crossed; and

– impose additional procedural and substantive requirements on the pricing of services.

The financial services industry is subject to the potential for increased regulation in the EU.

Other Jurisdictions

Outside of the U.S. and the EU, regulators and government officials have also been implementing formal oversight of credit rating agencies. Ratings is subject to regulations in most of the foreign jurisdictions in which it operates and continues to work closely with regulators globally to promote the global consistency of regulatory requirements. This includes the UK, which has established a credit rating agencies oversight regime similar to that in place in the EU, and where Ratings was granted registration with the Financial Conduct Authority on January 1, 2021. Regulators in additional countries may introduce new regulations in the future.

For a further discussion of competitive and other risks inherent in our Ratings business, see Item 1A, Risk Factors, in our Annual Report on Form 10-K. For a further discussion of the legal and regulatory environment in our Ratings business, see Note 13 - *Commitments and Contingencies* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K.

COMMODITY INSIGHTS

Commodity Insights is a leading independent provider of information and benchmark prices for the commodity and energy markets. Commodity Insights provides essential price data, analytics, industry insights and software & services, enabling the commodity and energy markets to perform with greater transparency and efficiency.

Commodity Insights includes the following business lines:

– Energy & Resources Data & Insights — includes data, news, insights, and analytics for petroleum, gas, power & renewables, petrochemicals, metals & steel, agriculture, and other commodities;

– Price Assessments — includes price assessments and benchmarks, and forward curves;

– Upstream Data & Insights — includes exploration & production data and insights, software and analytics; and

– Advisory & Transactional Services — includes consulting services, conferences, events and global trading services.

Commodity Insights' revenue is generated primarily through the following sources:

– Subscription revenue — primarily from subscriptions to our market data and market insights (price assessments, market reports and commentary and analytics) along with other information products and software term licenses;

– Sales usage-based royalties — primarily from licensing our proprietary market price data and price assessments to commodity exchanges; and

– Non-subscription revenue — conference sponsorship, consulting engagements, events, and perpetual software licenses.

See Note 2 - *Acquisitions and Divestitures* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K for further discussion including information on the merger with IHS Markit.

The following table provides revenue and segment operating profit information for the years ended December 31:

(in millions)	Year ended December 31,			% Change	
	2022	2021	2020	'22 vs '21	'21 vs '20
Revenue	**$1,685**	$1,012	$938	66%	8%
Subscription revenue	**$1,492**	$933	$869	60%	7%
Sales usage-based royalties	**$67**	$66	$62	2%	7%
Non-subscription revenue	**$126**	$13	$7	N/M	N/M
% of total revenue:					
Subscription revenue	**89%**	92%	93%		
Sales usage-based royalties	**4%**	7%	6%		
Non-subscription revenue	**7%**	1%	1%		
U.S. revenue	**$673**	$356	$322	89%	11%
International revenue	**$1,012**	$656	$616	54%	6%
% of total revenue:					
U.S. revenue	**40%**	35%	34%		
International revenue	**60%**	65%	66%		
Operating profit [1]	**$591**	$544	$478	9%	14%
% Operating margin	**35%**	54%	51%		

N/M Represents a change equal to or in excess of 100% or not meaningful

Note In the first quarter of 2022, the Market Intelligence Commodities business was transferred to the Commodity Insights segment and prior-year amounts have been reclassified to conform with current presentation.

1   2022 includes employee severance charges of $45 million and IHS Markit merger costs of $26 million. 2021 includes recovery of lease-related costs of $2 million. 2020 includes employee severance charges of $11 million and lease-related costs of $2 million. 2022, 2021, and 2020 includes amortization of intangibles from acquisitions of $111 million, $8 million, and $9 million, respectively.

2022

Revenue increased 66% primarily due to the impact of the merger with IHS Markit, continued demand for market data and market insights products driven by expanded product offerings to our existing customers under enterprise use contracts and higher conference revenue driven by the return of in-person attendance at Commodity Insights conferences in 2022 compared to virtual events in 2021. The Energy & Resources Data & Insights, Price Assessments and Upstream Data & Insights businesses continue to be the most significant revenue drivers, followed by the Advisory & Transactional Services business, which contributed large growth in the first quarter of 2022. Foreign exchange rates had an unfavorable impact of 1 percentage point.

Operating profit increased 9%. Excluding the impact of higher amortization of intangibles from acquisitions of 19 percentage points, employee severance charges in 2022 of 8 percentage points and IHS Markit merger costs in 2022 of 5 percentage points, operating profit increased 41%. The increase was primarily due to revenue growth partially offset by expenses associated with the merger with IHS Markit, an increase in costs related to the Commodity Insights conferences in 2022, higher compensation costs, the resumption of business travel from the lifting of COVID restrictions and an increase in operating costs to support business initiatives at Commodity Insights. Foreign exchange rates had a favorable impact of 1 percentage point.

2021

Revenue increased 8% primarily due to continued demand for market data and market insights products driven by expanded product offerings to our existing customers under enterprise use contracts. An increase in sales usage-based royalties from the licensing of our proprietary market price data and price assessments to commodity exchanges mainly due to increased trading volumes in Petroleum and LNG also contributed to revenue growth. Both U.S. revenue and international revenue grew compared to 2021.

Operating profit increased 14% with an unfavorable impact from foreign exchange rates of less than 1 percentage point. Excluding the impact of higher employee severance charges in 2020 of 3 percentage points and higher lease-related costs in 2020 of 1%, operating profit increased 10%. The increase was primarily due to revenue growth partially offset by an increase in operating costs to support business initiatives at Commodity Insights and an increase in incentive costs.

Industry Highlights and Outlook

In 2022, the impact of the merger with IHS Markit, sustained demand for market data and market insights products, new and enhanced products & services, and higher conference revenue driven by the return of in-person attendance at Commodity Insights conferences in 2022 compared to virtual events in 2021 contributed to revenue growth. Commodity Insights continues to focus on developing new products and product features leveraging technology investments and developing key product offerings in ESG, including energy transition.

Legal and Regulatory Environment

Commodity Insights' price assessment business is subject to increasing regulatory scrutiny. As discussed below under the heading "Indices-Legal and Regulatory Environment", the benchmarks industry is subject to the new regulation in the EU (the "EU Benchmark Regulation") as well as potential increased regulation in other jurisdictions. Commodity Insights has obtained authorization and is now supervised by the Dutch Authority for the Financial Markets in the Netherlands under the EU Benchmark Regulation, and it will likely need to take similar steps in other jurisdictions including the United Kingdom when the transitional period under the EU Benchmark Regulation (and its UK equivalent) ends, as well as in jurisdictions outside of Europe if they pass similar legislation.

The EU has enacted MiFID II, which revise and update the existing EU Markets in Financial Instruments Directive and the substantive provisions became applicable in all EU Member States as of January 3, 2018. MiFID II includes provisions that, among other things: (i) impose new conditions and requirements on the licensing of benchmarks and provide for non-discriminatory access to exchanges and clearing houses; (ii) modify the categorization and treatment of certain classes of derivatives; (iii) expand the categories of trading venue that are subject to regulation; (iv) require the unbundling of investment research and direct how asset managers pay for research either out of a research payment account or from a firm's profits; and (v) provide for the mandatory trading of certain derivatives on exchanges (complementing the mandatory derivative clearing requirements in the E.U. Market Infrastructure Regulation of 2011). MiFID II and potential subsequent amendments may result in changes to the manner in which the Commodity Insights business licenses its price assessments. MiFID II and the Market Abuse Regulation ("MAR") may impose additional regulatory burdens on Commodity Insights activities in the EU over time, but they have not yet resulted in increased substantive impact or costs.

In October of 2012, IOSCO issued its Principles for Oil Price Reporting Agencies ("PRA Principles"), which are intended to enhance the reliability of oil price assessments referenced in derivative contracts subject to regulation by IOSCO members. Commodity Insights has aligned its operations with the PRA Principles and, as recommended by IOSCO in its final report on the PRA Principles, has aligned to the PRA Principles for other commodities for which it publishes benchmarks.

For a further discussion of competitive and other risks inherent in our Commodity Insights business, see Item 1A, Risk Factors, in our Annual Report on Form 10-K. For a further discussion of the legal and regulatory environment in our Commodity Insights business, see Note 13 - *Commitments and Contingencies* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K.

MOBILITY

Mobility is a leading provider of solutions serving the full automotive value chain including vehicle manufacturers (OEMs), automotive suppliers, mobility service providers, retailers, consumers, and finance and insurance companies. Mobility operates globally, with staff located in over 17 countries.

Mobility's revenue is generated primarily through the following sources:

– Subscription revenue — Mobility's core information products provide critical information and insights to all global OEMs, most of the world's leading suppliers, and the majority of North American dealerships. Mobility operates across both the new and used car markets. Mobility provides data and insight on future vehicles sales and production, including detailed forecasts on technology and vehicle components;

supplies car makers and dealers with market reporting products, predictive analytics and marketing automation software; and supports dealers with vehicle history reports, used car listings and service retention solutions. Mobility also sells a range of services to financial institutions, to support their marketing, insurance underwriting and claims management activities; and

– Non-subscription revenue — One-time transactional sales of data that are non-cyclical in nature – and that are usually tied to underlying business metrics such as OEM marketing spend or safety recall activity – as well as consulting and advisory services.

The Mobility business was acquired in connection with the merger with IHS Markit on February 28, 2022 and financial results are included since the date of acquisition.

The following table provides revenue and segment operating profit information for the years ended December 31:

| | Year ended December 31, | | | % Change | |
(in millions)	**2022**	2021	2020	'22 vs '21	'21 vs '20
Revenue	**$1,142**	$—	$—	N/M	N/M
Subscription revenue	**$888**	$—	$—	N/M	N/M
Non-subscription revenue	**$254**	$—	$—	N/M	N/M
% of total revenue:					
Subscription revenue	**78%**	—%	—%		
Non-subscription revenue	**22%**	—%	—%		
U.S. revenue	**$932**	$—	$—	N/M	N/M
International revenue	**$210**	$—	$—	N/M	N/M
% of total revenue:					
U.S. revenue	**82%**	—%	—%		
International revenue	**18%**	—%	—%		
Operating profit [1]	**$213**	$—	$—	N/M	N/M
% Operating margin	**19%**	—%	—%		

N/M- Represents a change equal to or in excess of 100% or not meaningful

1   2022 includes an acquisition-related benefit of $14 million, employee severance charges of $4 million and IHS Markit merger costs of $3 million. 2022 also includes amortization of intangibles from acquisitions of $241 million.

Industry Highlights and Outlook

In 2022, Mobility's revenue was underpinned by strong and broad-based performance across its businesses. Specifically, we saw strong new business growth and high retention rates. Mobility continued to focus on multiple growth opportunities including: evolving our forecasting business to encompass new technologies and new forms of mobility; supporting the industry in its transformation to hybrid and digital retail; enabling consumers to shop, buy, service and sell used cars; and, leveraging the power of S&P Global to develop products for financial markets and to facilitate the industry's transition towards sustainable mobility.

Legal and Regulatory Environment

Certain types of information that our Mobility business collects, compiles, stores, uses, transfers, publishes and/or sells is subject to laws and regulations in various jurisdictions in which it operates. There is an increasing public concern regarding, and resulting regulations of, privacy, data, and consumer protection issues. Laws and regulations to which our Mobility business is subject pertain primarily to personally identifiable information relating to individuals. Such laws and regulations constrain the collection, use, storage, and transfer of personally identifiable information, and impose other obligations with which we must comply. If our Mobility business fails to comply with these laws or regulations, we could be subject to significant litigation and civil or criminal penalties (including monetary damages, regulatory enforcement actions or fines) in one or more jurisdictions and reputational damage resulting in the loss of data, brand equity and business. To conduct our operations, our Mobility business also moves data across national borders and consequently can be subject to a variety of evolving and developing laws and regulations regarding privacy, data protection, and data security in an increasing number of jurisdictions. Many jurisdictions have passed laws in this area, such as the European Union General Data Protection Regulation (the "GDPR"), the cyber-security law adopted by China in 2017, and the 2020 California Privacy Act, and other jurisdictions are considering imposing additional restrictions. These laws and regulations are increasing in complexity and number, change frequently, and increasingly conflict among the various countries in which our Mobility business operates, which has resulted in greater compliance risk and cost for us. It is possible that our Mobility business could be prohibited or constrained from collecting or disseminating certain types of data or from providing certain products or services. If our Mobility business fails to comply with these laws or regulations, we could be subject to significant litigation, civil or criminal penalties, monetary damages, regulatory enforcement actions or fines in one or more jurisdictions. For example, a failure to comply with the GDPR could result in fines up to the greater of €20 million or 4% of annual global revenues. Additional risks are presented by the evolving landscape related to sanctions and export control laws. The landscape related to these laws is evolving rapidly and presents compliance challenges to all businesses covered by these laws.

For a further discussion of competitive and other risks inherent in our Mobility business, see Item 1A, Risk Factors, in our Annual Report on Form 10-K. For a further discussion of the legal and regulatory environment in our Mobility business, see Note 13 - *Commitments and Contingencies* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K.

INDICES

Indices is a global index provider that maintains a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors. Indices' mission is to provide transparent benchmarks to help with decision making, collaborate with the financial community to create innovative products, and provide investors with tools to monitor world markets.

During the year ended December 31, 2022, we recorded a pre-tax gain of $52 million ($43 million after-tax) for the sale of a family of leveraged loan indices in Gain on dispositions in the consolidated statements of income.

Indices derives revenue from asset-linked fees when investors direct funds into its proprietary designed or owned indexes, sales usage-based royalties of its indices, as well as data subscription arrangements. Specifically, Indices generates revenue from the following sources:

- Investment vehicles — asset-linked fees such as ETFs and mutual funds, that are based on the S&P Dow Jones Indices' benchmarks that generate revenue through fees based on assets and underlying funds;

- Exchange traded derivatives — generate sales usage-based royalties based on trading volumes of derivatives contracts listed on various exchanges;

- Index-related licensing fees — fixed or variable annual and per-issue asset-linked fees for over-the-counter derivatives and retail-structured products; and

- Data and customized index subscription fees — fees from supporting index fund management, portfolio analytics and research.

The following table provides revenue and segment operating profit information for the years ended December 31:

(in millions)	Year ended December 31,			% Change	
	2022	2021	2020	'22 vs '21	'21 vs '20
Revenue	$1,339	$1,149	$989	17%	16%
Asset-linked fees	$862	$800	$647	8%	24%
Subscription revenue	$258	$191	$177	35%	7%
Sales usage-based royalties	$219	$158	$165	38%	(4)%
% of total revenue:					
Asset-linked fees	65%	69%	65%		
Subscription revenue	19%	17%	18%		
Sales usage-based royalties	16%	14%	17%		
U.S. revenue	$1,088	$959	$826	14%	16%
International revenue	$251	$190	$163	30%	17%
% of total revenue:					
U.S. revenue	81%	83%	84%		
International revenue	19%	17%	16%		
Operating profit [1]	$927	$798	$666	16%	20%
Less: net income attributable to noncontrolling interests	$249	$215	$181	16%	19%
Net operating profit	$678	$583	$485	16%	20%
% Operating margin	69%	70%	67%		
% Net operating margin	51%	51%	49%		

1   2022 includes a gain on disposition of $52 million, employee severance charges of $14 million and IHS Markit merger costs of $2 million. 2021 includes recovery of lease-related costs of $1 million. 2020 includes employee severance charges of $5 million, a lease impairment charge of $4 million, a technology-related impairment charge of $2 million and lease-related costs of $1 million. 2022 includes amortization of intangibles from acquisitions of $31 million and 2021 and 2020 includes amortization of intangibles from acquisitions of $6 million.

2022

Revenue at Indices increased 17% primarily due to higher exchange-traded derivative revenue driven by higher average trading volume from increased volatility, higher average levels of assets under management ("AUM") for mutual funds, higher data subscription revenue and the impact of the merger with IHS Markit. Ending AUM for ETFs in 2022 was $2.601 trillion. Excluding AUM related to the merger with IHS Markit, ending AUM for ETFs decreased 12% to $2.466 trillion and average levels of AUM for ETFs increased 5% to $2.526 trillion compared to 2021. Foreign exchange rates had an unfavorable impact of less than 1 percentage point.

Operating profit increased 16%. Excluding the impact of a gain on disposition of 7 percentage points, partially offset by higher amortization of intangibles from acquisitions of 4 percentage points and employee severance charges in 2022 of 2 percentage points, operating profit increased 15%. The impact of revenue growth and lower incentive costs were partially offset by an increase in outside services expenses, strategic investments, higher compensation costs driven by annual merit increases, higher data costs, the resumption of business travel from the lifting of COVID restrictions and the impact of the merger with IHS Markit. Foreign exchange rates had an unfavorable impact of 1 percentage point.

2021

Revenue at Indices increased 16% primarily due to higher average levels of AUM for ETFs and mutual funds and higher data subscription revenue, partially offset by lower exchange-traded derivative revenue. Average levels of AUM for ETFs increased 44% to $2.419 trillion and ending AUM for ETFs increased 40% to $2.796 trillion compared to 2020 while exchange-traded derivative activity was impacted by both lower average daily trading volume from reduced volatility and lower rates per trade from a shift in product mix in the first half of 2021. Foreign exchange rates had a favorable impact of less than 1 percentage point.

Operating profit increased 20%. Excluding the impact of employee severance charges in 2020 of 1 percentage point, a lease impairment charge in 2020 of 1 percentage point and higher lease-related costs in 2020 of less than 1 percentage point, operating profit increased 17%. The impact of revenue growth and lower legal related costs was partially offset by higher cost of sales, higher incentive costs and an increase in compensation costs driven by additional headcount and annual merit increases. Foreign exchange rates had an unfavorable impact of less than 1 percentage point.

Industry Highlights and Outlook

Revenue increased in 2022 primarily due to higher exchange-traded derivative revenue driven by higher average trading volume from increased volatility, higher average levels of AUM for mutual funds, higher data subscription revenue and the impact of the merger with IHS Markit. Indices continues to be a leading index provider for the ETF market space. In 2022, Indices continued to launch new Sustainability ETFs and expand innovative index offerings with index product launches in high growth areas such as factor and thematic indices and multi-asset-class indices. Indices continues to focus on developing new indices and product features leveraging investments in technology and research and development, as well as close collaboration with its customers.

Legal and Regulatory Environment

The financial benchmarks industry is subject to specific benchmark regulation in the European Union (the "EU Benchmark Regulation"), the United Kingdom (the "UK Benchmark Regulation"), and Australia (the "Australia Benchmark Regulation"). Various other jurisdictions, including the United States, are also considering the regulation of financial benchmarks through new or existing regimes.

Although they vary in scope, the requirements of the EU Benchmark Regulation, the UK Benchmark Regulation and the Australian Benchmark Regulation are similar. Indices currently maintains a benchmark administrator in both the Netherlands (authorized by the Dutch Authority for Financial Markets (AFM)) for its benchmark activities in the European Union and in the United Kingdom (authorized by the Financial Conduct Authority) for its benchmark activities in the United Kingdom. The EU Benchmark Regulation and the UK Benchmark Regulation have and may continue to cause operating obligations, increased compliance risk and additional costs for Indices. The Australian Benchmark Regulation requires a license from the Australian Securities and Investment Commission ("ASIC"), which Indices has obtained. The Australian Benchmark Regulation has and may continue to cause increased compliance risk and additional costs for Indices.

In July of 2013, the IOSCO issued its Principles for Financial Benchmarks (the "Financial Benchmark Principles"), intended to promote the reliability of financial benchmarks. The Financial Benchmark Principles address governance, benchmark quality and accountability mechanisms, including with regard to the indices published by Indices. Indices has taken steps to align its governance regime, control framework and operations with the Financial Benchmark Principles and engages an independent auditor to perform an annual reasonable assurance review of its adherence to the Financial Benchmark Principles.

The markets for index providers are very competitive. Indices competes domestically and internationally on the basis of a number of factors, including the quality of its indices, client service, reputation, price, range of products and services (including geographic coverage) and technological innovation. Indices also faces challenges from various disrupters and attempts to circumvent its licensing regime. Our Indices business is impacted by market volatility, asset levels or notional values of investment products based on our indices, and trading volumes of certain exchange traded derivatives. Volatile capital markets, as well as changing investment styles, among other factors, may influence an investor's decision to invest in and maintain an investment in an index-linked investment product.

For a further discussion of competitive and other risks inherent in our Indices business, see Item 1A, Risk Factors, in our Annual Report on Form 10-K. For a further discussion of the legal and regulatory environment in our Indices business, see Note 13 - *Commitments and Contingencies* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K.

ENGINEERING SOLUTIONS

Engineering Solutions is a leading provider of engineering standards and related technical knowledge. Engineering Solutions includes our Product Design offerings that provide technical professionals with the information and insight required to more effectively design products, optimize engineering projects and outcomes, solve technical problems and address complex supply chain issues. Our offerings utilize advanced knowledge discovery technologies, research tools, and software-based engineering decision engines to advance innovation, maximize productivity, improve quality and reduce risk.

Engineering Solutions' revenue is generated primarily through the following sources:

– Subscription revenue — primarily from subscriptions to our Product Design offerings providing standards, codes and specifications; applied technical reference; engineering journals, reports, best practices, and other vetted technical reference; and patents and patent applications, which includes Engineering Workbench; Goldfire's cognitive search and other advanced knowledge discovery capabilities that help pinpoint answers buried in enterprise systems and unstructured data enabling engineers and technical professionals to accelerate problem solving; and

– Non-subscription revenue — primarily from retail transaction and consulting services.

The Engineering Solutions business was acquired in connection with the merger with IHS Markit on February 28, 2022 and financial results are included since the date of acquisition.

The following table provides revenue and segment operating profit information for the years ended December 31:

(in millions)	Year ended December 31,			% Change	
	2022	2021	2020	'22 vs '21	'21 vs '20
Revenue	**$323**	$—	$—	N/M	N/M
Subscription revenue	**$300**	$—	$—	N/M	N/M
Non-subscription revenue	**$23**	$—	$—	N/M	N/M
% of total revenue:					
Subscription revenue	**93%**	—%	—%		
Non-subscription revenue	**7%**	—%	—%		
U.S. revenue	**$179**	$—	$—	N/M	N/M
International revenue	**$144**	$—	$—	N/M	N/M
% of total revenue:					
U.S. revenue	**55%**	—%	—%		
International revenue	**45%**	—%	—%		
Operating profit [1]	**$15**	$—	$—	N/M	N/M
% Operating margin	**5%**	—%	—%		

N/M- Represents a change equal to or in excess of 100% or not meaningful

1   2022 includes employee severance charges of $4 million and amortization of intangibles from acquisitions of $35 million.

Industry Highlights and Outlook

On January 14, 2023, we entered into a securities and asset purchase agreement with Allium Buyer LLC, a Delaware limited liability company controlled by funds affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR") to sell our Engineering Solutions business for $975 million in cash, subject to customary purchase price adjustments. We currently anticipate the divestiture to result in after-tax proceeds of approximately $750 million, which proceeds are expected to be used for share repurchases. The agreement follows our announced intent in November of 2022 to divest the business. Engineering Solutions became part of the Company following our merger with IHS Markit. The transaction, which is subject to receipt of required regulatory approvals and satisfying other customary closing conditions, is expected to close by the end of the second quarter of 2023.

Legal and Regulatory Environment

The legal and regulatory environment for our Engineering Solutions business is similar to our Mobility Business. See "Mobility-Legal and Regulatory Environment" above for additional details about the legal and regulatory environment for our Engineering Solutions business.

For a further discussion of competitive and other risks inherent in our Engineering Solutions business, see Item 1A, Risk Factors, in our Annual Report on Form 10-K. For a further discussion of the legal and regulatory environment in our Engineering Solutions business, see Note 13 - *Commitments and Contingencies* to the consolidated financial statements under Item 8, Consolidated Financial Statements and Supplementary Data, in our Annual Report on Form 10-K.

Liquidity and Capital Resources

We continue to maintain a strong financial position. Our primary source of funds for operations is cash from our businesses and our core businesses have been strong cash generators. In 2023, cash on hand, cash flows from operations and availability under our existing credit facility are expected to be sufficient to meet any additional operating and recurring cash needs in the short term and into the foreseeable future. We use our cash for a variety of needs, including but not limited to: ongoing investments in our businesses, strategic acquisitions, share repurchases, dividends, repayment of debt, capital expenditures and investment in our infrastructure.

Cash Flow Overview

Cash, cash equivalents, and restricted cash were $1.3 billion as of December 31, 2022, a decrease of $5.2 billion as compared to December 31, 2021.

	Year ended December 31,		
(in millions)	**2022**	2021	2020
Net cash provided by (used for):			
Operating activities	**$2,603**	$3,598	$3,567
Investing activities	**3,628**	(120)	(240)
Financing activities	**(11,326)**	(1,013)	(2,166)

In 2022 free cash flow decreased to $2.2 billion compared to 2021 primarily due to a decrease in cash provided by operating activities as discussed below. Free cash flow is a non-GAAP financial measure and reflects our cash flow provided by operating activities less capital expenditures and distributions to noncontrolling interest holders. Capital expenditures include purchases of property and equipment and additions to technology projects. See "Reconciliation of Non-GAAP Financial Information" below for a reconciliation of cash flow provided by operating activities, the most directly comparable U.S. GAAP financial measure, to free cash flow.

Operating activities

Cash provided by operating activities decreased to $2.6 billion compared to 2021. The decrease is mainly due to a decrease in operating results, an increase in IHS Markit merger costs, higher taxes paid on divestitures and a grant payment to the S&P Global Foundation in 2022.

Cash provided by operating activities remained unchanged at $3.6 billion as compared to 2020 as higher operating results in 2021 were offset by the acceleration of payments to vendors, higher incentive compensation payments and higher income tax payments.

Investing activities

Our cash outflows from investing activities are primarily for acquisitions and capital expenditures, while cash inflows are primarily proceeds from dispositions.

Cash provided for investing activities was $3.6 billion for 2022 as compared to cash used for investing activities of $0.1 billion

in 2021, primarily due to cash received from the dispositions of CUSIP Global Services, Oil Price Information Services, the Leveraged Commentary and Data business and a related family of leveraged loan indices, and the Base Chemicals business in 2022.

Cash used for investing activities decreased to $0.1 billion for 2021 as compared to $0.2 billion in 2020, primarily due to higher cash paid for acquisitions in 2020 for the ESG Ratings Business from RobecoSAM and Greenwich Associates LLC.

Refer to Note 2 – *Acquisitions and Divestitures* to the Consolidated Financial Statements and Supplementary Data, in the Annual Report on Form 10-K for further information.

Financing activities

Our cash outflows from financing activities consist primarily of share repurchases, dividends and repayment of short-term and long-term debt, while cash inflows are primarily inflows from long-term and short-term debt borrowings and proceeds from the exercise of stock options.

Cash used for financing activities increased to $11.3 billion in 2022 from $1.0 billion in 2021. The increase is primarily attributable to an increase in cash used for share repurchases in 2022.

Cash used for financing activities decreased to $1.0 billion in 2021 from $2.2 billion in 2020. The decrease is primarily attributable to a decrease in cash used for share repurchases in 2021.

During the year ended December 31, 2022, we purchased a total of 33.5 million shares for $12.0 billion of cash. During the year ended December 31, 2021, we did not use cash to purchase any shares. During the year ended December 31, 2020, we purchased a total of 4.0 million shares for $1,161 million of cash. During the fourth quarter of 2019, we repurchased shares for $3 million, which settled in the first quarter of 2020, resulting in $1,164 million of cash used to repurchase shares. See Note 9 — *Equity* to the Consolidated Financial Statements and Supplementary Data, in the Annual Report on Form 10-K for information related to our accelerated share repurchase ("ASR") agreements.

On June 22, 2022, the Board of Directors approved a share repurchase program authorizing the purchase of 30 million shares (the "2022 Repurchase Program"), which was approximately 9% of the total shares of our outstanding common stock at that time. On January 29, 2020, the Board of Directors approved a share repurchase program authorizing the purchase of 30 million shares (the "2020 Repurchase Program"), which was approximately 12% of the total shares of our outstanding common stock at that time. On December 4, 2013, the Board of Directors approved a share repurchase program authorizing the purchase of 50 million shares (the "2013 Repurchase Program"), which was approximately 18% of the total shares of our outstanding common stock at that time. As of December 31, 2022, 27.2 million shares remained available under the 2022 Repurchase Program and the 2020 and 2013 repurchase programs were completed.

Additional Financing

We have the ability to borrow a total of $2.0 billion through our commercial paper program, which is supported by our $2.0 billion five-year credit agreement (our "credit facility") that will terminate on April 26, 2026. On April 26, 2021, we entered into a revolving $1.5 billion five-year credit agreement that included an accordion feature which allowed the Company to increase the total commitments thereunder by up to an additional $500 million, subject to certain customary terms and conditions. On February 25, 2022, we exercised the accordion feature which increased the total commitments available under our credit facility from $1.5 billion to $2.0 billion. As of December 31, 2022 there was $188 million of commercial paper outstanding.

Commitment fees for the unutilized commitments under the credit facility and applicable margins for borrowings thereunder are linked to the Company achieving three environmental sustainability performance indicators related to emissions, tested annually. We currently pay a commitment fee of 8 basis points. The credit facility contains customary affirmative and negative covenants and customary events of default. The occurrence of an event of default could result in an acceleration of the obligations under the credit facility.

The only financial covenant required under our credit facility is that our indebtedness to cash flow ratio, as defined in our credit facility, was not greater than 4 to 1, and this covenant level has never been exceeded.

Dividends

On January 25, 2023, the Board of Directors approved a quarterly common stock dividend of $0.90 per share

Supplemental Guarantor Financial Information

The senior notes described below were issued by S&P Global Inc. and are fully and unconditionally guaranteed by Standard & Poor's Financial Services LLC, a 100% owned subsidiary of the Company. Issuances of all senior notes described below have been registered with the SEC.

– On August 13, 2020, we issued $600 million of 1.25% senior notes due in 2030 and $700 million of 2.3% senior notes due in 2060.

– On November 26, 2019, we issued $500 million of 2.5% senior notes due in 2029 and $600 million of 3.25% senior notes due in 2049.

– On May 17, 2018, we issued $500 million of 4.5% senior notes due in 2048.

– On September 22, 2016, we issued $500 million of 2.95% senior notes due in 2027.

– On May 26, 2015, we issued $700 million of 4.0% senior notes due in 2025.

– On November 2, 2007 we issued $400 million of 6.55% Senior Notes due 2037.

– On January 31, 2023, S&P Global Inc. launched an offer to exchange the following series of unregistered new senior notes for senior notes of like principal amount and terms that have been registered with the SEC and will be issued by S&P Global Inc. and guaranteed by Standard & Poor's Financial Services LLC:

  – Up to $701 million of 4.75% Senior Notes due 2028 that were issued on March 2, 2022;

  – Up to $930 million of 4.25% Senior Notes due 2029 that were issued on March 2, 2022;

  – Up to $1,250 million of 2.45% Senior Notes due 2027 that were issued on March 18, 2022;

  – Up to $1,250 million of 2.70% Sustainability-Linked Senior Notes due 2029 that were issued on March 18, 2022;

  – Up to $1,500 million of 2.90% Senior Notes due 2032 that were issued on March 18, 2022;

  – Up to $1,000 million of 3.7% Senior Notes due 2052 that were issued on March 18, 2022; and

  – Up to $500 million of 3.9% Senior Notes due 2062 that were issued on March 18, 2022.

The notes above are unsecured and unsubordinated and rank equally and ratably with all of our existing and future unsecured and unsubordinated debt. The guarantees are the subsidiary guarantor's unsecured and unsubordinated debt and rank equally and ratably with all of the subsidiary guarantor's existing and future unsecured and unsubordinated debt.

The guarantees of the subsidiary guarantor may be released and discharged upon (i) a sale or other disposition (including by way of consolidation or merger) of the subsidiary guarantor or the sale or disposition of all or substantially all the assets of the subsidiary guarantor (in each case other than to the Company or a person who, prior to such sale or other disposition, is an affiliate of the Company); (ii) upon defeasance or discharge of any applicable series of the notes, as described above; or (iii) at such time as the subsidiary guarantor ceases to guarantee indebtedness for borrowed money, other than a discharge through payment thereon, under any Credit Facility of the Company, other than any such Credit Facility of the Company the guarantee of which by the subsidiary guarantor will be released concurrently with the release of the subsidiary guarantor's guarantees of the notes.

Other subsidiaries of the Company do not guarantee the registered debt securities of either S&P Global Inc. or Standard & Poor's Financial Services LLC (the "Obligor Group") which are referred to as the "Non-Obligor Group".

The following tables set forth the summarized financial information of the Obligor Group on a combined basis. This summarized financial information excludes the Non-Obligor Group. Intercompany balances and transactions between members of the Obligor Group have been eliminated. This information is not intended to present the financial position or results of operations of the Obligor Group in accordance with U.S. GAAP.

Summarized results of operations for the year ended December 31 is as follows:

(in millions)	2022
Revenue	$2,752
Operating Profit	1,496
Net Income	1,227
Net income attributable to S&P Global Inc.	1,227

Summarized balance sheet information as of December 31 is as follows:

(in millions)	2022	2021
Current assets (excluding intercompany from Non-Obligor Group)	$699	$6,124
Noncurrent assets	1,410	846
Current liabilities (excluding intercompany to Non-Obligor Group)	1,046	1,307
Noncurrent liabilities	11,172	5,242
Intercompany payables to Non-Obligor Group	11,926	4,851

CONTRACTUAL OBLIGATIONS

We typically have various contractual obligations, which are recorded as liabilities in our consolidated balance sheets, while other items, such as certain purchase commitments and other executory contracts, are not recognized, but are disclosed herein. For example, we are contractually committed to contracts for information-technology outsourcing, certain enterprise-wide information-technology software licensing and maintenance.

We believe that the amount of cash and cash equivalents on hand, cash flows expected from operations and availability under our credit facility will be adequate for us to execute our business strategy and meet anticipated requirements for lease obligations, capital expenditures, working capital and debt service for 2023.

The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2022, over the next several years. Additional details regarding these obligations are provided in the notes to our consolidated financial statements, as referenced in the footnotes to the table:

(in millions)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Debt: [1]					
Principal payments	$226	$52	$1,736	$8,942	$10,956
Interest payments	339	679	640	3,305	4,963
Operating leases [2]	138	216	170	261	785
Purchase obligations and other [3]	398	388	106	5	897
Total contractual cash obligations	$1,101	$1,335	$2,652	$12,513	$17,601

1 Our debt obligations are described in Note 5 – *Debt* to our consolidated financial statement.

2 See Note 13 – *Commitments and Contingencies* to our consolidated financial statements for further discussion on our operating lease obligations.

3 Other consists primarily of commitments for unconditional purchase obligations in contracts for information-technology outsourcing and certain enterprise-wide information-technology software licensing and maintenance.

As of December 31, 2022, we had $223 million of liabilities for unrecognized tax benefits. We have excluded the liabilities for unrecognized tax benefits from our contractual obligations table because, until formal resolutions are reached, reasonable estimates of the timing of cash settlements with the respective taxing authorities are not practicable.

As of December 31, 2022, we have recorded $3,267 million for our redeemable noncontrolling interest in our S&P Dow Jones Indices LLC partnership discussed in Note 9 – *Equity* to our consolidated financial statements. Specifically, this amount relates to the put option under the terms of the operating agreement of S&P Dow Jones Indices LLC, whereby, after December 31, 2017, CME Group and CME Group Index Services LLC ("CGIS") has the right at any time to sell, and we are obligated to buy, at least 20% of their share in S&P Dow Jones Indices LLC.

We have excluded this amount from our contractual obligations table because we are uncertain as to the timing and the ultimate amount of the potential payment we may be required to make.

We make contributions to our pension and postretirement plans in order to satisfy minimum funding requirements as well as additional contributions that we consider appropriate to improve the funded status of our plans. During 2022, we contributed $11 million to our retirement plans. Expected employer contributions in 2023 are $10 million and $3 million for our retirement and postretirement plans, respectively. In 2023, we may elect to make additional non-required contributions depending on investment performance and the pension plan status. See Note 7 – *Employee Benefits* to our consolidated financial statements for further discussion.

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Reconciliation of Non-GAAP Financial Information

Free cash flow is a non-GAAP financial measure and reflects our cash flow provided by operating activities less capital expenditures and distributions to noncontrolling interest holders. Capital expenditures include purchases of property and equipment and additions to technology projects. Our cash flow provided by operating activities is the most directly comparable U.S. GAAP financial measure to free cash flow.

We believe the presentation of free cash flow allows our investors to evaluate the cash generated from our underlying operations in a manner similar to the method used by management. We use free cash flow to conduct and evaluate our business because we believe it typically presents a more conservative measure of cash flows since capital expenditures and distributions to noncontrolling interest holders are considered a necessary component of ongoing operations. Free cash flow is useful for management and investors because it allows management and investors to evaluate the cash available to us to prepay debt, make strategic acquisitions and investments and repurchase stock.

The presentation of free cash flow is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Free cash flow, as we calculate it, may not be comparable to similarly titled measures employed by other companies. The following table presents a reconciliation of our cash flow provided by operating activities to free cash flow:

	Year ended December 31,			% Change	
(in millions)	**2022**	2021	2020	'22 vs '21	'21 vs '20
Cash provided by operating activities	**$2,603**	$3,598	$3,567	(28)%	1%
Capital expenditures	**(89)**	(35)	(76)		
Distributions to noncontrolling interest holders	**(270)**	(227)	(194)		
Free cash flow	**$2,244**	$3,336	$3,297	(33)%	1%

(in millions)	**2022**	2021	2020	'22 vs '21	'21 vs '20
Cash provided by (used for) investing activities	**3,628**	(120)	(240)	N/M	(50)%
Cash used for financing activities	**(11,326)**	(1,013)	(2,166)	N/M	(53)%

N/M – Represents a change equal to or in excess of 100% or not meaningful

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, business combinations, allowance for doubtful accounts, valuation of long-lived assets, goodwill and other intangible assets, pension plans, incentive compensation and stock-based compensation, income taxes, contingencies and redeemable noncontrolling interests. We base our estimates on historical experience, current developments and on various other assumptions that we believe to be reasonable under these circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

Management considers an accounting estimate to be critical if it required assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or different estimates could have a material effect on our results of operations. Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of our Board of Directors. The Audit Committee has reviewed our disclosure relating to them in this MD&A.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

Revenue recognition

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. See Note 1 - *Accounting Policies* to our consolidated financial statements for further information.

Business combinations

We apply the purchase method of accounting to our business combinations. All of the assets acquired, liabilities assumed, and contingent consideration are allocated based on their estimated fair values. Fair value determinations involve significant estimates and assumptions about several highly subjective variables, including future cash flows, discount rates, and expected business performance. There are also different valuation models and inputs for each component, the selection of which requires considerable judgment. Our estimates and assumptions may be based, in part, on the availability of listed market prices or other transparent market data. These determinations will affect the amount of amortization expense recognized in future periods. We base our fair value estimates on assumptions we believe are reasonable, but recognize that the assumptions are inherently uncertain. Depending on the size of the purchase price of a particular acquisition, the mix of intangible assets acquired, and expected business performance, the purchase price allocation could be materially impacted by applying a different set of assumptions and estimates.

Allowance for doubtful accounts

The allowance for doubtful accounts reserve methodology is based on historical analysis, a review of outstanding balances and current conditions, and by incorporating data points that provide indicators of future economic conditions including forecasted industry default rates and industry index benchmarks. In determining these reserves, we consider, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is approximately $25 million.

We incorporate the forecasted impact of future economic conditions into our allowance for doubtful accounts measurement process. In times of economic turmoil, including COVID-19, our estimates and judgments with respect to the collectability of our receivables are subject to greater uncertainty than in more stable periods. Based on our current outlook these assumptions are not expected to significantly change in 2023.

Accounting for the impairment of long-lived assets (including other intangible assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets.

Goodwill and indefinite-lived intangible assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2022 and 2021, the carrying value of goodwill and other indefinite-lived intangible assets was $35.4 billion and $4.4 billion, respectively. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually during the fourth quarter each year or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Goodwill

As part of our annual impairment test of our six reporting units, we initially perform a qualitative analysis evaluating whether any events and circumstances occurred that provide evidence that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount. Reporting units are generally an operating segment or one level below an operating segment. Our qualitative assessment included, but was not limited to, consideration of macroeconomic conditions, industry and market conditions, cost factors, cash flows, changes in key Company personnel and our share price. If, based on our evaluation of the events and circumstances that occurred during the year we do not believe that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units is less than its respective carrying amount we perform a quantitative impairment test. If the fair value of the reporting unit is less than the carrying value, the difference is recognized as an impairment charge. For 2022, based on our qualitative assessments, we determined that it is more likely than not that our reporting units' fair values were greater than their respective carrying amounts.

Indefinite-Lived Intangible Assets

We evaluate the recoverability of indefinite-lived intangible assets by first performing a qualitative analysis evaluating whether any events and circumstances occurred that provide evidence that it is more likely than not that the indefinite-lived asset is impaired. If, based on our evaluation of the events and circumstances that occurred during the year we do not believe that it is more likely than not that the indefinite-lived asset is impaired, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the indefinite-lived asset is impaired, a quantitative impairment test is performed. If necessary, an impairment analysis is performed using the income approach to estimate the fair value of the indefinite-lived intangible asset. If the intangible asset carrying value exceeds

its fair value, an impairment charge is recognized in an amount equal to that excess. Significant judgments inherent in these analyses include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rates and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for this indefinite-lived intangible asset and could result in an impairment charge, which could be material to our financial position and results of operations.

We performed our impairment assessment of goodwill and indefinite-lived intangible assets and concluded that no impairment existed for the years ended December 31, 2022, 2021, and 2020.

Retirement plans and postretirement healthcare and other benefits

Our employee pension and other postretirement benefit costs and obligations are dependent on assumptions concerning the outcome of future events and circumstances, including compensation increases, long-term return on pension plan assets, discount rates and other factors. In determining such assumptions, we consult with outside actuaries and other advisors where deemed appropriate. In accordance with relevant accounting standards, if actual results differ from our assumptions, such differences are deferred and amortized over the estimated remaining lifetime of the plan participants. While we believe that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could affect the expense and liabilities related to our pension and other postretirement benefits.

The following is a discussion of some significant assumptions that we make in determining costs and obligations for pension and other postretirement benefits:

– Discount rate assumptions are based on current yields on high-grade corporate long-term bonds.

– The expected return on assets assumption is calculated based on the plan's asset allocation strategy and projected market returns over the long-term.

Our discount rate and return on asset assumptions used to determine the net periodic pension and postretirement benefit cost on our U.S. retirement plans are as follows:

	Retirement Plans			Postretirement Plans		
January 1	2023	2022	2021	2023	2022	2021
Discount rate	5.63%	3.05%	2.75%	5.52%	2.72%	2.20%
Return on assets	6.00%	4.00%	5.00%			

As of December 31, 2022, the Company had $1.1 billion in pension benefit obligation for our U.S. retirement plans. A 0.25 percentage point increase or decrease in the discount rate would result in an estimated decrease or increase to the accumulated benefit obligation of approximately $30 million and an increase or decrease in 2023 pension expense of approximately $1 million. An increase or decrease of 1 percentage point in the expected rate of return on plan assets would result in a decrease or increase of approximately $14 million to 2023 pension expense.

Stock-based compensation

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Stock-based compensation is classified as both operating-related expense and selling and general expense in our consolidated statements of income.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits are recognized in interest expense and operating expense, respectively.

Judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and unrecognized tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on an assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that tax examinations will be settled prior to December 31, 2023. If any of these tax audit settlements do occur within that period, we would make any necessary adjustments to the accrual for unrecognized tax benefits.

As of December 31, 2022, we have approximately $10.1 billion of undistributed earnings of our foreign subsidiaries, of which $4.1 billion is reinvested indefinitely in our foreign operations.

Contingencies

We are subject to a number of lawsuits and claims that arise in the ordinary course of business. We recognize a liability for such contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on an analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because many of these matters are resolved over long periods of time, our estimate of liabilities may change due to new developments, changes in assumptions or changes in our strategy related to the matter. When we accrue for loss contingencies and the reasonable estimate of the loss is within a range, we record its best estimate within the range. We disclose an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred.

Redeemable Noncontrolling Interest

The fair value component of the redeemable noncontrolling interest in Indices business is based on a combination of an income and market valuation approach. Our income and market valuation approaches may incorporate Level 3 fair value measures for instances when observable inputs are not available. The more significant judgmental assumptions used to estimate the value of the S&P Dow Jones Indices LLC joint venture include an estimated discount rate, a range of assumptions that form the basis of the expected future net cash flows (e.g., the revenue growth rates and operating margins), and a company specific beta. The significant judgmental assumptions used that incorporate market data, including the relative weighting of market observable information and the comparability of that information in our valuation models, are forward-looking and could be affected by future economic and market conditions.

As of December 31, 2022, the Company had $3.3 billion in redeemable noncontrolling interest on the Consolidated Balance Sheet. The ultimate amount paid for the redeemable noncontrolling interest in Indices business could be significantly different because the redemption amount depends on the future results of operations of the business.

As of December 31, 2022, the weighted average cost of capital used in the Company's income analysis to estimate the fair value of the redeemable noncontrolling interest was 11%. A 0.25 percentage point increase or decrease in the weighted average cost of capital would decrease or increase the redemption value by approximately $81 million. As of December 31, 2022, the terminal growth rate used in the Company's income analysis to estimate the fair value of the redeemable noncontrolling interest was 2.2%. A 0.25 percentage point increase or decrease in the terminal growth rate would increase or decrease the redemption value by approximately $27 million.

Recent Accounting Standards

See Note 1 – *Accounting Policies* to our consolidated financial statements for a detailed description of recent accounting standards. We do not expect these recent accounting standards to have a material impact on our results of operations, financial condition, or liquidity in future periods.

Forward-Looking Statements

This report contains "forward-looking statements," as defined in the Private Securities Litigation Reform Act of 1995. These statements, including statements about the completed merger (the "Merger") between a subsidiary of the Company and IHS Markit Ltd. ("IHS Markit"), which express management's current views concerning future events, trends, contingencies or results, appear at various places in this report and use words like "anticipate," "assume," "believe," "continue," "estimate," "expect," "forecast," "future," "intend," "plan," "potential," "predict," "project," "strategy," "target" and similar terms, and future or conditional tense verbs like "could," "may," "might," "should," "will" and "would." For example, management may use forward-looking statements when addressing topics such as: the outcome of contingencies; future actions by regulators; changes in the Company's business strategies and methods of generating revenue; the development and performance of the Company's services and products; the expected impact of acquisitions and dispositions; the Company's effective tax rates; and the Company's cost structure, dividend policy, cash flows or liquidity.

Forward-looking statements are subject to inherent risks and uncertainties. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements include, among other things:

- worldwide economic, financial, political, and regulatory conditions, and factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., COVID-19), geopolitical uncertainty (including military conflict), and conditions that may result from legislative, regulatory, trade and policy changes;

- the volatility and health of debt, equity, commodities and energy markets, including credit quality and spreads, the level of liquidity and future debt issuances, demand for investment products that track indices and assessments and trading volumes of certain exchange traded derivatives;

- the demand and market for credit ratings in and across the sectors and geographies where the Company operates;

- the Company's ability to maintain adequate physical, technical and administrative safeguards to protect the security of confidential information and data, and the potential for a system or network disruption that results in regulatory penalties and remedial costs or improper disclosure of confidential information or data;

- the outcome of litigation, government and regulatory proceedings, investigations and inquiries;

- concerns in the marketplace affecting the Company's credibility or otherwise affecting market perceptions of the integrity or utility of independent credit ratings, benchmarks, indices and other services;

- our ability to attract, incentivize and retain key employees, especially in a competitive business environment;

- the Company's exposure to potential criminal sanctions or civil penalties for noncompliance with foreign and U.S. laws and regulations that are applicable in the jurisdictions in which it operates, including sanctions laws relating to countries such as Iran, Russia, Sudan, Syria and Venezuela, anti-corruption laws such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act of 2010, and local laws prohibiting corrupt payments to government officials, as well as import and export restrictions;

- the continuously evolving regulatory environment in Europe, the United States and elsewhere around the globe affecting each of our business divisions and the products our business divisions offer, and our compliance therewith;

- the ability of the Company to implement its plans, forecasts and other expectations with respect to IHS Markit's business and realize expected synergies;

- business disruption following the Merger;

- the Company's ability to meet expectations regarding the accounting and tax treatments of the Merger;

- the Company's ability to make acquisitions and dispositions and successfully integrate the businesses we acquire;

- consolidation of the Company's customers, suppliers or competitors;

- the introduction of competing products or technologies by other companies;

- the effect of competitive products and pricing, including the level of success of new product developments and global expansion;

- the impact of customer cost-cutting pressures;

- a decline in the demand for our products and services by our customers and other market participants;

- the ability of the Company, and its third-party service providers, to maintain adequate physical and technological infrastructure;

- the Company's ability to successfully recover from a disaster or other business continuity problem, such as an earthquake, hurricane, flood, civil unrest, protests, military conflict, terrorist attack, outbreak of pandemic or contagious diseases, security breach, cyber attack, data breach, power loss, telecommunications failure or other natural or man-made event;

- the level of merger and acquisition activity in the United States and abroad;

- the level of the Company's future cash flows and capital investments;

- the impact on the Company's revenue and net income caused by fluctuations in foreign currency exchange rates; and

- the impact of changes in applicable tax or accounting requirements on the Company.

The factors noted above are not exhaustive. The Company and its subsidiaries operate in a dynamic business environment in which new risks emerge frequently. Accordingly, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the dates on which they are made. The Company undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances arising after the date on which it is made, except as required by applicable law. Further information about the Company's businesses, including information about factors that could materially affect its results of operations and financial condition, is contained in the Company's filings with the SEC, including Item 1A, *Risk Factors*, in our Annual Report on Form 10-K.

Consolidated Statements of Income

(in millions, except per share data)	**2022**	2021	2020
		Year Ended December 31,	
Revenue	**$11,181**	$8,297	$7,442
Expenses:			
Operating-related expenses	**3,766**	2,195	2,094
Selling and general expenses	**3,383**	1,714	1,541
Depreciation	**108**	82	83
Amortization of intangibles	**905**	96	123
Total expenses	**8,162**	4,087	3,841
Gain on dispositions	**(1,898)**	(11)	(16)
Equity in income on unconsolidated subsidiaries	**(27)**	—	—
Operating profit	**4,944**	4,221	3,617
Other income, net	**(70)**	(62)	(31)
Interest expense, net	**304**	119	141
Loss on extinguishment of debt	**8**	—	279
Income before taxes on income	**4,702**	4,164	3,228
Provision for taxes on income	**1,180**	901	694
Net income	**3,522**	3,263	2,534
Less: net income attributable to noncontrolling interests	**(274)**	(239)	(195)
Net income attributable to S&P Global Inc.	**$3,248**	$3,024	$2,339
Earnings per share attributable to S&P Global Inc. common shareholders:			
Net income:			
Basic	**$10.25**	$12.56	$9.71
Diluted	**$10.20**	$12.51	$9.66
Weighted-average number of common shares outstanding:			
Basic	**316.9**	240.8	241.0
Diluted	**318.5**	241.8	242.1
Actual shares outstanding at year end	**321.9**	241.0	240.6

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income

(in millions)	Year Ended December 31,		
	2022	2021	2020
Net income	**$3,522**	$3,263	$2,534
Other comprehensive income:			
Foreign currency translation adjustments	**(224)**	11	(24)
Income tax effect	**(22)**	(24)	22
	(246)	(13)	(2)
Pension and other postretirement benefit plans	**(60)**	33	(31)
Income tax effect	**16**	(10)	8
	(44)	23	(23)
Unrealized gain (loss) on cash flow hedges	**325**	(282)	17
Income tax effect	**(80)**	68	(5)
	245	(214)	12
Comprehensive income	**3,477**	3,059	2,521
Less: comprehensive income attributable to nonredeemable noncontrolling interests	**(25)**	(24)	(14)
Less: comprehensive income attributable to redeemable noncontrolling interests	**(249)**	(215)	(181)
Comprehensive income attributable to S&P Global Inc.	**$3,203**	$2,820	$2,326

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

	December 31,	
(in millions)	**2022**	2021
ASSETS		
Current assets:		
Cash and cash equivalents	**$1,286**	$6,497
Restricted cash	**1**	8
Short-term investments	**14**	11
Accounts receivable, net of allowance for doubtful accounts: 2022- $48 ; 2021 - $26	**2,494**	1,650
Prepaid and other current assets	**574**	323
Assets of business held for sale	**1,298**	321
Total current assets	**5,667**	8,810
Property and equipment:		
Buildings and leasehold improvements	**468**	346
Equipment and furniture	**688**	515
Total property and equipment	**1,156**	861
Less: accumulated depreciation	**(859)**	(620)
Property and equipment, net	**297**	241
Right of use assets	**423**	426
Goodwill	**34,545**	3,506
Other intangible assets, net	**18,306**	1,285
Equity investments in unconsolidated subsidiaries	**1,752**	165
Asset for pension benefits	**232**	359
Other non-current assets	**562**	234
Total assets	**$61,784**	$15,026
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	**$450**	$205
Accrued compensation and contributions to retirement plans	**753**	607
Short-term debt	**226**	—
Income taxes currently payable	**116**	90
Unearned revenue	**3,126**	2,217
Other current liabilities	**1,094**	547
Liabilities of business held for sale	**234**	149
Total current liabilities	**5,999**	3,815
Long-term debt	**10,730**	4,114
Lease liabilities – non-current	**577**	492
Pension and other postretirement benefits	**180**	262
Deferred tax liability – non-current	**4,065**	147
Other non-current liabilities	**489**	660
Total liabilities	**22,040**	9,490
Redeemable noncontrolling interest	**3,267**	3,429
Commitments and contingencies (Note 13)		
Equity:		
Common stock, $1 par value: authorized - 600 million shares; issued: 2022 - 415 million shares; 2021 - 294 million shares	**415**	294
Additional paid-in capital	**44,422**	1,031
Retained income	**17,784**	15,017
Accumulated other comprehensive loss	**(886)**	(841)
Less: common stock in treasury - at cost: 2022 - 86 million shares; 2021 - 53 million shares	**(25,347)**	(13,469)
Total equity – controlling interests	**36,388**	2,032
Total equity – noncontrolling interests	**89**	75
Total equity	**36,477**	2,107
Total liabilities and equity	**$61,784**	$15,026

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions)	Year Ended December 31,		
	2022	2021	2020
Operating Activities:			
Net income	**$3,522**	$3,263	$2,534
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	**108**	82	83
Amortization of intangibles	**905**	96	123
Provision for losses on accounts receivable	**24**	14	17
Deferred income taxes	**(353)**	13	(31)
Stock-based compensation	**214**	122	90
Gain on dispositions	**(1,898)**	(11)	(16)
Loss on extinguishment of debt, net	**8**	—	279
Lease impairment charges	**132**	31	120
Other	**15**	58	121
Changes in operating assets and liabilities, net of effect of acquisitions and dispositions:			
Accounts receivable	**36**	(144)	18
Prepaid and other current assets	**(123)**	(86)	(85)
Accounts payable and accrued expenses	**43**	38	132
Unearned revenue	**37**	198	220
Other current liabilities	**(2)**	(45)	(15)
Net change in prepaid/accrued income taxes	**(135)**	(36)	(2)
Net change in other assets and liabilities	**70**	5	(21)
Cash provided by operating activities	**2,603**	3,598	3,567
Investing Activities:			
Capital expenditures	**(89)**	(35)	(76)
Acquisitions, net of cash acquired	**210**	(99)	(201)
Proceeds from dispositions	**3,509**	16	18
Changes in short-term investments	**(2)**	(2)	19
Cash provided by (used for) investing activities	**3,628**	(120)	(240)
Financing Activities:			
Payments on short-term debt, net	**(32)**	—	—
Proceeds from issuance of senior notes, net	**5,395**	—	1,276
Payments on senior notes	**(3,698)**	—	(1,394)
Dividends paid to shareholders	**(1,024)**	(743)	(645)
Distributions to noncontrolling interest holders	**(270)**	(227)	(194)
Proceeds from noncontrolling interest holders	**410**	—	—
Repurchase of treasury shares	**(12,004)**	—	(1,164)
Exercise of stock options	**7**	13	16
Employee withholding tax on share-based payments	**(110)**	(56)	(61)
Cash used for financing activities	**(11,326)**	(1,013)	(2,166)
Effect of exchange rate changes on cash	**(123)**	(82)	75
Net change in cash, cash equivalents, and restricted cash	**(5,218)**	2,383	1,236
Cash, cash equivalents, and restricted cash at beginning of year	**6,505**	4,122	2,886
Cash, cash equivalents, and restricted cash at end of year	**$1,287**	$6,505	$4,122
Cash paid during the year for:			
Interest	**$240**	$130	$159
Income taxes	**$1,555**	$883	$683

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Equity

(in millions)	Common Stock $1 par	Additional Paid-in Capital	Retained Income	Accumulated Other Comprehensive Loss	Less: Treasury Stock	Total SPGI Equity	Non-controlling Interests	Total Equity
Balance as of December 31, 2019	$294	$903	$12,205	$(624)	$12,299	$479	$57	$536
Comprehensive income [1]			2,339	(13)		2,326	14	2,340
Dividends (Dividend declared per common share — $2.68 per share)			(645)			(645)	(11)	(656)
Share repurchases					1,164	(1,164)		(1,164)
Employee stock plans		43			(2)	45		45
Change in redemption value of redeemable noncontrolling interest			(532)			(532)		(532)
Other						—	2	2
Balance as of December 31, 2020	$294	$946	$13,367	$(637)	$13,461	$509	$62	$571
Comprehensive income [1]			3,024	(204)		2,820	24	2,844
Dividends (Dividend declared per common share — $3.08 per share)			(743)			(743)	(13)	(756)
Employee stock plans		85			8	77		77
Change in redemption value of redeemable noncontrolling interest			(631)			(631)		(631)
Other						—	2	2
Balance as of December 31, 2021	$294	$1,031	$15,017	(841)	$13,469	$2,032	$75	$2,107
Comprehensive income [1]			3,248	(45)		3,203	25	3,228
Dividends (Dividend declared per common share — $3.32 per share)			(1,024)			(1,024)	(15)	(1,039)
Acquisition of IHS Markit	121	43,415				43,536		43,536
Share repurchases		(125)			11,878	(12,003)		(12,003)
Employee stock plans		114				114		114
Change in redemption value of redeemable noncontrolling interest			545			545		545
Adjustment to noncontrolling interest		(13)				(13)		(13)
Other			(2)			(2)	4	2
Balance as of December 31, 2022	**$415**	**$44,422**	**$17,784**	**(886)**	**$25,347**	**$36,388**	**$89**	**$36,477**

1   Excludes $249 million, $215 million and $181 million in 2022, 2021 and 2020, respectively, attributable to redeemable noncontrolling interest.

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Accounting Policies

Nature of operations

S&P Global Inc. (together with its consolidated subsidiaries, the "Company," the "Registrant," "we," "us" or "our") is a provider of credit ratings, benchmarks, analytics and workflow solutions in the global capital, commodity, automotive and engineering markets. The capital markets include asset managers, investment banks, commercial banks, insurance companies, exchanges, trading firms and issuers; the commodity markets include producers, traders and intermediaries within energy, petrochemicals, metals & steel and agriculture; the automotive markets include manufacturers, suppliers, dealerships and service shops; and the engineering markets include engineers, builders, and architects.

Our operations consist of six reportable segments: S&P Global Market Intelligence ("Market Intelligence"), S&P Global Ratings ("Ratings"), S&P Global Commodity Insights ("Commodity Insights"), S&P Global Mobility ("Mobility"), S&P Dow Jones Indices ("Indices") and S&P Global Engineering Solutions ("Engineering Solutions").

– Market Intelligence is a global provider of multi-asset-class data and analytics integrated with purpose-built workflow solutions.

– Ratings is an independent provider of credit ratings, research, and analytics, offering investors and other market participants information, ratings and benchmarks.

– Commodity Insights is a leading independent provider of information and benchmark prices for the commodity and energy markets.

– Mobility is a leading provider of solutions serving the full automotive value chain including vehicle manufacturers (OEMs), automotive suppliers, mobility service providers, retailers, consumers, and finance and insurance companies.

– Indices is a global index provider that maintains a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors.

– Engineering Solutions is a leading provider of engineering standards and related technical knowledge.

On February 28, 2022, we completed the merger with IHS Markit Ltd ("IHS Markit") by acquiring 100% of the IHS Markit common stock that was issued and outstanding as of the date of acquisition, and as a result, IHS Markit and its subsidiaries became wholly owned consolidated subsidiaries of S&P Global, and the consolidated financial statements as of and for the year ended December 31, 2022 include the financial results of IHS Markit from the date of acquisition. The merger with IHS Markit, a world leader in critical information, analytics, and solutions for the major industries and markets that drive economies, brings together two world-class organizations with leading brands and capabilities across information services that will be uniquely positioned to serve, facilitate and power the markets of the future.

Revenue Recognition

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services.

Subscription revenue

Subscription revenue at Market Intelligence is primarily derived from distribution of data, valuation services, analytics, third party research, and credit ratings-related information through both feed and web-based channels. Subscription revenue at Market Intelligence also includes software and hosted product offerings which provide maintenance and continuous access to our platforms over the contract term. Subscription revenue at Commodity Insights is primarily from subscriptions to our market data and market insights (price assessments, market reports and commentary and analytics) along with other information products and software term licenses. Subscription revenue at Mobility is primarily derived from products that provide data and insight on future vehicles sales and production, including detailed forecasts on technology and vehicle components; supply car makers and dealers with market reporting products, predictive analytics and marketing automation software; and support dealers with vehicle history reports, used car listings and service retention solutions. Subscription revenue at Mobility also include a range of services to financial institutions, to support their marketing, insurance underwriting and claims management activities. Subscription revenue at Indices is derived from the contracts for underlying data of our indexes to support our customers' management of index funds, portfolio analytics, and research. Subscription revenue at Engineering Solutions is primarily from subscriptions to our Product Design offerings providing standards, codes and specifications; applied technical reference; engineering journals, reports, best practices, and other vetted technical reference; and patents and patent applications.

For subscription products and services, we generally provide continuous access to dynamic data sets and analytics for a defined period, with revenue recognized ratably as our performance obligation to provide access to our data and analytics is progressively fulfilled over the stated term of the contract.

Non-transaction revenue

Non-transaction revenue at Ratings primarily includes fees for surveillance of a credit rating, annual fees for customer relationship-based pricing programs, fees for entity credit ratings and global research and analytics at CRISIL. Non-transaction revenue also includes an intersegment revenue elimination of $169 million, $146 million and $137 million for the years ended December 31, 2022, 2021, and 2020 respectively, mainly consisting of the royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

For non-transaction revenue related to Rating's surveillance services, we continuously monitor factors that impact the creditworthiness of an issuer over the contractual term with revenue recognized to the extent that our performance obligation is progressively fulfilled over the term contract. Because surveillance services are continuously provided throughout the term of the contract, our measure of progress towards fulfillment of our obligation to monitor a rating is a time-based output measure with revenue recognized ratably over the term of the contract.

Non-subscription / Transaction revenue

Transaction revenue at our Ratings segment primarily includes fees associated with:

– ratings related to new issuance of corporate and government debt instruments; as well as structured finance instruments; and

– bank loan ratings.

Transaction revenue is recognized at the point in time when our performance obligation is satisfied by issuing a rating on our customer's instruments and when we have a right to payment and the customer can benefit from the significant risks and rewards of ownership.

Non-subscription revenue at Market Intelligence is primarily related to certain advisory, pricing conferences and events, and analytical services. Non-subscription revenue at Mobility include one-time transactional sales of data that are non-cyclical in nature — and that are usually tied to underlying business metrics such as vehicle manufacturers marketing spend or safety recall activity — as well as consulting and advisory services. Non-subscription revenue at Commodity Insights is primarily related to conference sponsorship, consulting engagements, events, and perpetual software licenses. Non-subscription revenue at Engineering Solutions is primarily from retail transaction and consulting services.

Asset-linked fees

Asset-linked fees at Indices are primarily related to royalties payments based on the value of assets under management in our customers exchange-traded funds and mutual funds.

For asset-linked products and services, we provide licenses conveying continuous access to our index and benchmark-related intellectual property during a specified contract term. Revenue is recognized when the extent that our customers have used our licensed intellectual property can be quantified. Recognition of revenue for our asset-linked fee arrangements is subject to the "recognition constraint" for usage-based royalty payments because we cannot reasonably predict the value of the assets that will be invested in index funds structured using our intellectual property until it is either publicly available or when we are notified by our customers. Revenue derived from an asset-linked fee arrangement is measured and recognized when the certainty of the extent of its utilization of our index products by our customers is known.

Sales usage-based royalties

Sales usage-based royalty revenue at our Indices segment is primarily related to trading based fees from exchange-traded derivatives. Sales and usage-based royalty revenue at our Commodity Insights segment is primarily related to licensing of its proprietary market price data and price assessments to commodity exchanges.

For sales usage-based royalty products and services, we provide licenses conveying the right to continuous access to our intellectual property over the contract term, with revenue recognized when the extent of our license's utilization can be quantified, or more specifically, when trading volumes are known and publicly available to us or when we are notified by our customers. Recognition of revenue of fees tied to trading volumes is subject to the recognition constraint for a usage-based royalty promised by our customers in exchange for the license of our intellectual property, with revenue recognized when trading volumes are known.

Recurring variable revenue

Recurring variable revenue at Market Intelligence represents revenue from contracts for services that specify a fee based on, among other factors, the number of trades processed, assets under management, or the number of positions valued.

Arrangements with Multiple Performance Obligations

Our contracts with customers may include multiple performance obligations. Revenue relating to agreements that provide for more than one performance obligation is recognized based upon the relative fair value to the customer of each service component as each component is earned. The fair value of the service components are determined using an analysis that considers cash consideration that would be received for instances when the service components are sold separately. If the fair value to the customer for each service is not objectively determinable, we make our best estimate of the services' stand-alone selling price and record revenue as it is earned over the service period.

Receivables

We record a receivable when a customer is billed or when revenue is recognized prior to billing a customer. For multi-year agreements, we generally invoice customers annually at the beginning of each annual period.

Contract Assets

Contract assets include unbilled amounts from when the Company transfers service to a customer before a customer pays consideration or before payment is due. As of December 31, 2022 and 2021, contract assets were $60 million and $9 million, respectively, and are included in accounts receivable in our consolidated balance sheets.

Unearned Revenue

We record unearned revenue when cash payments are received in advance of our performance. The increase in the unearned revenue balance for the year ended December 31, 2022 is primarily driven by cash payments received in advance of satisfying our performance obligations, offset by $1.5 billion of revenues recognized that were included in the unearned revenue balance at the beginning of the period.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price of contracts for work that has not yet been performed. As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations was $4.2 billion. We expect to recognize revenue on approximately half and three-quarters of the remaining performance obligations over the next 12 and 24 months, respectively, with the remainder recognized thereafter.

We do not disclose the value of unfulfilled performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts where revenue is a usage-based royalty promised in exchange for a license of intellectual property.

Costs to Obtain a Contract

We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that the costs associated with certain sales commission programs are incremental to the costs to obtain contracts with customers and therefore meet the criteria to be capitalized. Total capitalized costs to obtain a contract were $175 million and $137 million as of December 31, 2022 and December 31, 2021, respectively, and are included in prepaid and other current assets and other non-current assets on our consolidated balance sheets. The capitalized asset will be amortized over a period consistent with the transfer to the customer of the goods or services to which the asset relates, calculated based on the customer term and the average life of the products and services underlying the contracts which has been determined to be approximately 5 years. The expense is recorded within selling and general expenses in the consolidated statements of income.

We expense sales commissions when incurred if the amortization period would have been one year or less. These costs are recorded within selling and general expenses.

Equity in Income on Unconsolidated Subsidiaries

The Company holds an investment in a 50/50 joint venture arrangement with shared control with CME Group that combined each of the company's post-trade services into a new joint venture, OSTTRA. The joint venture provides trade processing and risk mitigation operations and incorporates CME Group's optimization businesses (Traiana, TriOptima, and Reset) and the Company's MarkitSERV business. The combination is intended to increase operating efficiencies of both the company's business to more effectively service clients with enhanced platforms and services for OTC markets across interest rate, FX, equity, and credit asset classes.

Other Income, net

The components of other income, net for the years ended December 31 are as follows:

(in millions)	2022	2021	2020
Other components of net periodic benefit cost	$(11)	$(45)	$(32)
Net (gain) loss from investments	(59)	(17)	1
Other income, net	$(70)	$(62)	$(31)

Assets and Liabilities Held for Sale and Discontinued Operations

Assets and Liabilities Held for Sale

We classify a disposal group to be sold as held for sale in the period in which all of the following criteria are met: management, having the authority to approve the action, commits to a plan to sell the disposal group; the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such disposal group; an active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated; the sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the disposal group beyond one year; the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

A disposal group that is classified as held for sale is initially measured at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until the date of sale.

The fair value of a disposal group less any costs to sell is assessed each reporting period it remains classified as held for sale and any subsequent changes are reported as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale. Upon determining that a disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group as held for sale in the current period in our consolidated balance sheets.

Discontinued Operations

In determining whether a disposal of a component of an entity or a group of components of an entity is required to be presented as a discontinued operation, we make a determination whether the disposal represents a strategic shift that had, or will have, a major effect on our operations and financial results. A component of an entity comprises operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes. If we conclude that the disposal represents a strategic shift, then the results of operations of the group of assets being disposed of (as well as any gain or loss on the disposal transaction) are aggregated for separate presentation apart from our continuing operating results in the consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of all subsidiaries and our share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include ordinary bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of money market funds with unrestricted daily liquidity and fixed term time deposits. Such investments and bank deposits are stated at cost, which approximates market value, and were $1.3 billion and $6.5 billion as of December 31, 2022 and 2021, respectively. These investments are not subject to significant market risk.

Restricted cash

Cash that is subject to legal restrictions or is unavailable for general operating purposes is classified as restricted cash. Restricted cash included in our consolidated balance sheets was $1 million and $8 million as of December 31, 2022 and December 31, 2021, respectively.

Short-term investments

Short-term investments are securities with original maturities greater than 90 days that are available for use in our operations in the next twelve months. The short-term investments, primarily consisting of certificates of deposit and mutual funds, are carried at fair value, which is estimated based on the net asset value of these investments. Interest and dividends are recorded in income when earned.

Accounts receivable

Credit is extended to customers based upon an evaluation of the customer's financial condition. Accounts receivable, which include billings consistent with terms of contractual arrangements, are recorded at net realizable value

Allowance for doubtful accounts

The allowance for doubtful accounts reserve methodology is based on historical analysis, a review of outstanding balances and current conditions, and by incorporating data points that provide indicators of future economic conditions including forecasted industry default rates and industry index benchmarks. In determining these reserves, we consider, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators.

Capitalized technology costs

We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the year the software is ready for its intended use over its estimated useful life, three to seven years, using the straight-line method. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets and are presented net of accumulated amortization. Gross capitalized technology costs were $259 million and $216 million as of December 31, 2022 and 2021, respectively. Accumulated amortization of capitalized technology costs was $190 million and $173 million as of December 31, 2022 and 2021, respectively.

Fair Value

Certain assets and liabilities are required to be recorded at fair value and classified within a fair value hierarchy based on inputs used when measuring fair value. We have foreign exchange forward contracts, cross currency and interest rate swaps that are adjusted to fair value on a recurring basis.

Other financial instruments, including cash and cash equivalents and short-term investments, are recorded at cost, which approximates fair value because of the short-term maturity and highly liquid nature of these instruments. The fair value of our long-term debt borrowings were $9.3 billion and $4.4 billion as of December 31, 2022 and 2021, respectively, and was estimated based on quoted market prices.

Accounting for the impairment of long-lived assets (including other intangible assets)

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets.

Leases

We determine whether an arrangement meets the criteria for an operating lease or a finance lease at the inception of the arrangement. We have operating leases for office space and equipment. Our leases have remaining lease terms of 1 year to 11 years, some of which include options to extend the leases for up to 14 years, and some of which include options to terminate the leases within 1 year. We consider these options in determining the lease term used to establish our right-of use ("ROU") assets and associated lease liabilities. We sublease certain real estate leases to third parties which mainly consist of operating leases for space within our offices.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expenses for these leases on a straight line-basis over the lease term in operating-related expenses and selling and general expenses.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Our future minimum based payments used to determine our lease liabilities include minimum based rent payments and escalations. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Goodwill and other indefinite-lived intangible assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually during the fourth quarter each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. We have six reporting units with goodwill that are evaluated for impairment.

We initially perform a qualitative analysis evaluating whether any events and circumstances occurred or exist that provide evidence that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount. If, based on our evaluation we do not believe that it is more likely than not that the fair value of any of our reporting units is less than its carrying amount, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the fair value of any of our reporting units is less than their respective carrying amounts we perform a quantitative impairment test.

When conducting our impairment test to evaluate the recoverability of goodwill at the reporting unit level, the estimated fair value of the reporting unit is compared to its carrying value including goodwill. Fair value of the reporting units are estimated using the income approach, which incorporates the use of the discounted free cash flow ("DCF") analyses and are corroborated using the market approach, which incorporates the use of revenue and earnings multiples based on market data. The DCF analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. In addition, we analyze any difference between the sum of the fair values of the reporting units and our total market capitalization for reasonableness, taking into account certain factors including control premiums. If the fair value of the reporting unit is less than the carrying value, the difference is recognized as an impairment charge.

We evaluate the recoverability of indefinite-lived intangible assets by first performing a qualitative analysis evaluating whether any events and circumstances occurred that provide evidence that it is more likely than not that the indefinite-lived asset is impaired. If, based on our evaluation of the events and circumstances that occurred during the year we do not believe that it is more likely than not that the indefinite-lived asset is impaired, no quantitative impairment test is performed. Conversely, if the results of our qualitative assessment determine that it is more likely than not that the indefinite-lived asset is impaired, a quantitative impairment test is performed. If necessary, an impairment analysis is performed using the income approach to estimate the fair value of the indefinite-lived intangible asset. If the intangible asset carrying value exceeds its fair value, an impairment charge is recognized in an amount equal to that excess.

Significant judgments inherent in these analyses include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rates and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and indefinite-lived intangible asset and could result in an impairment charge, which could be material to our financial position and results of operations.

We performed our impairment assessment of goodwill and indefinite-lived intangible assets and concluded that no impairment existed for the years ended December 31, 2022, 2021 and 2020.

Foreign currency translation

We have operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the parent company, the United States ("U.S.") dollar is the functional currency. For local currency operations, assets and liabilities are translated into U.S. dollars using end of period exchange rates, and revenue and expenses are translated into U.S. dollars using weighted-average exchange rates. Foreign currency translation adjustments are accumulated in a separate component of equity.

Depreciation

The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives: buildings and improvements from 15 to 40 years and equipment and furniture from 2 to 10 years. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases.

Advertising expense

The cost of advertising is expensed as incurred. We incurred $177 million, $39 million and $29 million in advertising costs for the years ended December 31, 2022, 2021 and 2020, respectively.

Stock-based compensation

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Stock-based compensation is classified as both operating-related expense and selling and general expense in the consolidated statements of income.

Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits are recognized in interest expense and operating expense, respectively.

Judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and unrecognized tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on an assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that tax examinations will be settled prior to December 31, 2023. If any of these tax audit settlements do occur within that period we would make any necessary adjustments to the accrual for unrecognized tax benefits.

As of December 31, 2022, we have approximately $10.1 billion of undistributed earnings of our foreign subsidiaries, of which $4.1 billion is reinvested indefinitely in our foreign operations.

Redeemable Noncontrolling Interest

The agreement with the minority partners of our S&P Dow Jones Indices LLC joint venture contains redemption features whereby interests held by our minority partners are redeemable either (i) at the option of the holder or (ii) upon the occurrence of an event that is not solely within our control. Since redemption of the noncontrolling interest is outside of our control, this interest is presented on our consolidated balance sheets under the caption "Redeemable noncontrolling interest." If the interest were to be redeemed, we would generally be required to purchase the interest at fair value on the date of redemption. We adjust the redeemable noncontrolling interest each reporting period to its estimated redemption value, but never less than its initial fair value, using both income and market valuation approaches. Our income and market valuation approaches incorporate Level 3 measures for instances when observable inputs are not available. The more significant judgmental assumptions used to estimate the value of the S&P Dow Jones Indices LLC joint venture include an estimated discount rate, a range of assumptions that form the basis of the expected future net cash flows (e.g., the revenue growth rates and operating margins), and a company specific beta. The significant judgmental assumptions used that incorporate market data, including the relative weighting of market observable information and the comparability of that information in our valuation models, are forward-looking and could be affected by future economic and market conditions. Any adjustments to the redemption value will impact retained income. See Note 9 – *Equity* for further detail.

Contingencies

We accrue for loss contingencies when both (a) information available prior to issuance of the consolidated financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on an analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because many of these matters are resolved over long periods of time, our estimate of liabilities may change due to new developments, changes in assumptions or changes in our strategy related to the matter. When we accrue for loss contingencies and the reasonable estimate of the loss is within a range, we record our best estimate within the range. We disclose an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may be incurred.

Recent Accounting Standards

In March of 2020, the Financial Accounting Standards Board ("FASB") issued accounting guidance to provide temporary optional expedients and exceptions to the current contract modifications and hedge accounting guidance in light of the expected market transition from London Interbank Offered Rate ("LIBOR") to alternative rates. The new guidance provides optional expedients and exceptions to transactions affected by reference rate reform if certain criteria are met. The transactions primarily include (1) contract modifications, (2) hedging relationships, and (3) sale or transfer of debt securities classified as held-to-maturity. In December of 2022, the FASB amended its guidance to defer the sunset date from December 31, 2022 to December 31, 2024. The Company may elect to adopt the amendments prospectively to transactions existing as of or entered into from the date of adoption through December 31, 2024. We do not expect this guidance to have a significant impact on our consolidated financial statements.

Reclassification

Certain prior year amounts have been reclassified for comparability purposes.

2. Acquisitions and Divestitures

ACQUISITIONS

2023

On January 3, 2023, we completed the acquisition of ChartIQ, a premier charting provider for the financial services industry. ChartIQ is a professional grade charting solution that allows users to visualize data with a fully interactive web-based library that works seamlessly across web, mobile and desktop. It provides advanced capabilities including trade visualization, options analytics, technical analysis and more. Additionally, ChartIQ allows clients to visualize vendor-supplied data combined with their own proprietary content, alternative datasets or analytics. The acquisition will be part of our Market Intelligence segment and further enhance our S&P Capital IQ Pro platform, our digital investment solutions provider Markit Digital and other workflow solutions to provide the industry with leading visualization capabilities. The acquisition of ChartIQ is not material to our consolidated financial statements.

On January 4, 2023, we completed the acquisition of TruSight Solutions LLC ("TruSight") a provider of third-party vendor risk assessments. The acquisition will be integrated into our Market Intelligence segment and further expand the breadth and depth of S&P Global's third party vendor risk management solutions by offering high-quality validated assessment data to clients designed to reduce further the vendor due diligence burden on service providers to the financial services industry. The acquisition of TruSight is not material to our consolidated financial statements.

2022

On December 1, 2022, we completed the acquisition of the Shades of Green business from the Center for International Climate Research ("CICERO"), Norway's foremost institute for interdisciplinary climate research. The acquisition will be integrated into S&P Global Ratings and further expand the breadth and depth of its second party opinions (SPOs) offering. SPOs are independent assessments of a company's financing or framework's alignment with market standards and typically provided before any borrowing is raised. The acquisition of the Shades of Green business is not material to our consolidated financial statements.

Merger with IHS Markit

On February 28, 2022, we completed the merger with IHS Markit by acquiring 100% of the IHS Markit common stock that was issued and outstanding as of the date of acquisition, and as a result, IHS Markit and its subsidiaries became wholly owned consolidated subsidiaries of S&P Global.

Upon completion of the merger with IHS Markit, IHS Markit stockholders received 113.8 million shares of S&P Global's common stock, at an exchange ratio of 0.2838 S&P Global shares for each share of IHS Markit common stock, with cash paid in lieu of fractional shares. The Company also issued approximately 0.9 million replacement equity award shares for IHS Markit equity awards that were assumed pursuant to the merger agreement.

The estimated fair value of the consideration transferred for IHS Markit was approximately $43.5 billion as of the merger date, which consisted of the following:

(in millions, except for share and per share data)	February 28, 2022
Number of shares IHS Markit issued and outstanding*	400,988,207
Exchange ratio	0.2838
Number of S&P Global common stock transferred to IHS Markit stockholders	113,800,453
Closing price per share of S&P Global common stock**	$380.89
Fair value of S&P Global common stock transferred IHS Markit stockholders	$43,345
Fair value of S&P Global replacement equity awards attributable to pre-combination service	$191
Total equity consideration	$43,536

* Excludes 25,219,470 IHS Markit shares held by the Markit Group Holdings Limited Employee Benefit Trust ("EBT"). The shares held by the EBT were converted in the merger into S&P Global shares at the exchange ratio of 0.2838 and will continue to be held by the trustee in the EBT.

** Based on S&P Global's closing stock price on February 25, 2022.

Preliminary Allocation of Purchase Price

The merger with IHS Markit was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations ("ASC 805"). The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill, of which $699 million is expected to be deductible for tax purposes. Goodwill is primarily attributed to synergies from future expected economic benefits, including enhanced revenue growth from expanded capabilities and geographic presence as well as substantial cost savings from duplicative overhead, streamlined operations and enhanced operational efficiency. The December 31, 2022 consolidated balance sheet includes the assets and liabilities of IHS Markit, which have been measured at fair value as of the acquisition date. The preliminary allocation of purchase price recorded for IHS Markit is as follows:

(in millions)	February 28, 2022
Assets acquired	
Cash and cash equivalents	$310
Accounts receivable, net	968
Prepaid and other current assets	224
Assets of businesses held for sale	1,519
Property and equipment	118
Right of use assets	240
Goodwill	31,451
Other intangible assets	18,620
Equity investments in unconsolidated subsidiaries	1,644
Other non-current assets	54
Total assets acquired	$55,148
Liabilities assumed	
Accounts payable	$174
Accrued compensation	90
Short-term debt	968
Unearned revenue	1,053
Other current liabilities	579
Liabilities of businesses held for sale	72
Long-term debt	4,191
Lease liabilities - non-current	231
Deferred tax liability - non-current	4,198
Other non-current liabilities	56
Total liabilities assumed	$11,612
Total consideration transferred	$43,536

The above fair values of assets acquired and liabilities assumed are preliminary and are based on the information that was available as of the reporting date. The fair values of the assets acquired and liabilities assumed, including the identifiable assets acquired, have been preliminarily determined using the income and cost approaches, and are partially based on inputs that are unobservable. For intangible assets, these inputs include forecasted future cash flows, revenue growth rates, customer attrition rates and discount rates that require judgement and are subject to change. Differences between the preliminary estimates and final accounting could occur, and those differences could be material.

The Company believes that the information provides a reasonable basis for estimating the fair values of the acquired assets and assumed liabilities, but the potential for additional measurement period adjustments exists based on the Company's continuing review of matters related to the acquisition. The primary areas that remain preliminary relate to the fair values of intangible assets acquired, deferred taxes and residual goodwill. The Company will complete the purchase price allocation in the first quarter of 2023.

Acquired Identifiable Intangible Assets

The following table sets forth preliminary estimated fair values of the components of the identifiable intangible assets acquired and their estimated useful lives:

(in millions)	Fair Value	Weighted Average Useful Lives
Customer relationships	$13,596	25 years
Trade names and trademarks	1,469	14 years
Developed technology	1,043	10 years
Databases	2,512	12 years
Total Identified Intangible Assets	$18,620	21 years

Acquisition-Related Expensess

The Company incurred acquisition-related costs of $619 million related to the IHS Markit merger for the year ended December 31, 2022, and $249 million for the year ended December 31, 2021, respectively. These costs were included in selling and general expenses within the Company's consolidated statements of income for the years ended December 31, 2022, and December 31, 2021, respectively.

Pro forma information

Since the acquisition date, the results of operations for IHS Markit of $3.799 billion of revenue and $659 million of operating profit for the year ended December 31, 2022, have been included within the accompanying consolidated statements of income.

The following unaudited supplemental pro forma combined financial information presents the Company's results of operations for the years ended December 31, 2022 and December 31, 2021 as if the acquisition of IHS Markit had occurred on January 1, 2021. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the Company's operating results that may have actually occurred had the acquisition of IHS Markit been completed on January 1, 2021. The pro forma results do not include anticipated synergies or other expected benefits of the acquisition.

	Year ended December 31,	
(in millions)	**2022**	2021
Revenue	**$11,842**	$12,382
Net Income	**$3,533**	$4,137

The unaudited pro forma financial information reflects pro forma adjustments to present the combined pro forma results of operations as if the acquisition had occurred on January 1, 2021 to give effect to certain events the Company believes to be directly attributable to the acquisition.

2021

For the year ended December 31, 2021, we paid cash for acquisitions of $210 million, net of cash acquired, funded with cash from operations. None of our acquisitions were material either individually or in the aggregate, including the pro forma impact on earnings. Acquisitions completed during the year ended December 31, 2021 included:

- In December of 2021, as part of our Sustainable1 investments, we completed the acquisition of The Climate Service, Inc. ("TCS"), which has developed a climate risk analytics platform assisting corporates, investors and governments with assessing physical climate risks. Sustainable1 is S&P Global's single source of essential sustainability intelligence, bringing together S&P Global's resources and full product suite of data, benchmarking,

analytics, evaluations and indices that provide customers with a 360-degree view to help achieve their sustainability goals. The acquisition added capabilities to S&P Global's leading portfolio of essential environmental, social, and governance ("ESG") insights and solutions for its customers. Through this acquisition, S&P Global is able to offer its clients even more transparent, robust and comprehensive climate data, models and analytics. We accounted for the acquisition using the purchase method of accounting. The acquisition of The Climate Service, Inc. is not material to our consolidated financial statements.

For acquisitions during 2021 that were accounted for using the purchase method, the excess of the purchase price over the fair value of the net assets acquired is allocated to goodwill and other intangibles. The goodwill recognized on our acquisitions is largely attributable to anticipated operational synergies and growth opportunities as a result of the acquisition. The intangible assets, excluding goodwill and indefinite-lived intangibles, are being amortized over their anticipated useful lives between 3 and 5 years.

2020

For the year ended December 31, 2020, we paid cash for acquisitions of $201 million, net of cash acquired, funded with cash from operations. None of our acquisitions were material either individually or in the aggregate, including the pro forma impact on earnings. Acquisitions completed during the year ended December 31, 2020 included:

- In February of 2020, CRISIL, included within our Ratings segment, completed the acquisition of Greenwich Associates LLC ("Greenwich"), a leading provider of proprietary benchmarking data, analytics and qualitative, actionable insights that helps financial services firms worldwide measure and improve business performance. The acquisition complemented CRISIL's existing portfolio of products and expanded offerings to new segments across financial services including commercial banks and asset and wealth managers. We accounted for this acquisition using the purchase method of accounting. The acquisition of Greenwich is not material to our consolidated financial statements.

- In January of 2020, we completed the acquisition of the ESG Ratings Business from RobecoSAM, which includes the widely followed SAM* Corporate Sustainability Assessment, an annual evaluation of companies' sustainability practices. The acquisition bolstered our position as the premier resource for ESG insights and product solutions for our customers. Through this acquisition, we are able to offer our customers even more transparent, robust and comprehensive ESG solutions. We accounted for this acquisition using the purchase method of accounting. The acquisition of the ESG Ratings Business is not material to our consolidated financial statements.

For acquisitions during 2020 that were accounted for using the purchase method, the excess of the purchase price over the fair value of the net assets acquired is allocated to goodwill and other intangibles. The goodwill recognized on our acquisitions is largely attributable to anticipated operational synergies and growth opportunities as a result of the acquisition. The intangible assets, excluding goodwill and indefinite-lived intangibles, are being amortized over their anticipated useful lives between 3 and 10 years. The goodwill for Greenwich and ESG Ratings Business is deductible for tax purposes.

Non-cash investing activities

Liabilities assumed in conjunction with our acquisitions are as follows:

	Year ended December 31,		
(in millions)	**2022**	2021	2020
Fair value of assets acquired	**$54,944**	$110	$219
Equity transferred	**(43,536)**	—	—
Cash acquired (paid), net	**210**	(99)	(201)
Liabilities assumed	**$11,618**	$11	$18

DIVESTITURES

2023

On January 14, 2023, we entered into a securities and asset purchase agreement with Allium Buyer LLC, a Delaware limited liability company controlled by funds affiliated with Kohlberg Kravis Roberts & Co. L.P. ("KKR") to sell our Engineering Solutions business for $975 million in cash, subject to customary purchase price adjustments. We currently anticipate the divestiture to result in after-tax proceeds of approximately $750 million, which proceeds are expected to be used for share repurchases. The agreement follows our announced intent in November of 2022 to divest the business. Engineering Solutions became part of the Company following our merger with IHS Markit. The transaction, which is subject to receipt of required regulatory approvals and satisfying other customary closing conditions, is expected to close by the end of the second quarter of 2023.

2022

As a condition of securing regulatory approval for the merger, S&P Global and IHS Markit agreed to divest of certain of their businesses. S&P Global's divestitures include CUSIP Global Services, its Leveraged Commentary and Data ("LCD") business and a related family of leveraged loan indices while IHS Markit's divestitures include Oil Price Information Services ("OPIS"); Coal, Metals and Mining; and PetroChem Wire businesses and its Base Chemicals business.

During the year ended December 31, 2022, we completed the following dispositions that resulted in a pre-tax gain of $1.9 billion, which was included in Gain on dispositions in the consolidated statement of income:

- In June of 2022, we completed the previously announced sale of Leveraged Commentary and Data ("LCD") along with a related family of leveraged loan indices, within our Market Intelligence and Indices segments, respectively, to Morningstar for a purchase price of $600 million in cash, subject to customary adjustments, and a contingent payment of up to $50 million which is payable six months following the closing upon the achievement of certain conditions related to the transition of LCD customer relationships. The contingent payment is expected to be received in the first quarter of 2023. During the year ended December 31, 2022, we recorded a pre-tax gain of $505 million ($378 million after-tax) for the sale of LCD. During the year ended December 31, 2022, we recorded a pre-tax gain of $52 million ($43 million after-tax) for the sale of a family of leveraged loan indices in Gain on dispositions in the consolidated statements of income.

- In June of 2022, we completed the previously announced sale of the Base Chemicals business to News Corp for $295 million in cash. We did not recognize a gain on the sale of the Base Chemicals business.

- In March of 2022, we completed the previously announced sale of CUSIP Global Services ("CGS"), a business within our Market Intelligence segment, to FactSet Research Systems Inc. for a purchase price of $1.925 billion in cash, subject to customary adjustments. During the year ended December 31, 2022, we recorded a pre-tax gain of $1.342 billion ($1.005 billion after-tax) in Gain on dispositions in the consolidated statements of income related to the sale of CGS.

- In February of 2022, we completed the previously announced sale of OPIS to News Corp for $1.150 billion in cash. We did not recognize a gain on the sale of OPIS.

2021

During the year ended December 31, 2021, we completed the following dispositions that resulted in a pre-tax gain of $11 million, which was included in Gain on dispositions in the consolidated statement of income:

- During the year ended December 31, 2021, we recorded a pre-tax gain of $8 million ($6 million after-tax) in Gain on dispositions in the consolidated statements of income related to the sale of office facilities in India.

- During the year ended December 31, 2021, we recorded a pre-tax gain of $3 million ($3 million after-tax) in Gain on dispositions in the consolidated statements of income related to the sale of Standard & Poor's Investment Advisory Services LLC ("SPIAS"), a business within our Market Intelligence segment, that occurred in July of 2019.

2020

During the year ended December 31, 2020, we completed the following dispositions that resulted in a pre-tax gain of $16 million, which was included in Gain on dispositions in the consolidated statement of income:

– In January of 2020, Market Intelligence entered into a strategic alliance to transition S&P Global Market Intelligence's Investor Relations ("IR") webhosting business to Q4 Inc. ("Q4"). This alliance integrated Market Intelligence's proprietary data into Q4's portfolio of solutions, enabling further opportunities for commercial collaboration. In connection with transitioning its IR webhosting business to Q4, Market Intelligence received a minority investment in Q4. During the year ended December 31, 2020, we recorded a pre-tax gain of $11 million ($6 million after-tax) in Gain on dispositions in the consolidated statements of income related to the sale of IR.

– In September of 2020, we sold our facility at East Windsor, New Jersey. During the year ended December 31, 2020, we recorded a pre-tax gain of $4 million ($3 million after-tax) in Gain on dispositions in the consolidated statements of income related to the sale of East Windsor.

– During the year ended December 31, 2020, we recorded a pre-tax gain of $1 million ($1 million after-tax) in Gain on dispositions in the consolidated statements of income related to the sale of Standard & Poor's Investment Advisory Services LLC ("SPIAS"), a business within our Market Intelligence segment, in July of 2019.

The components of assets and liabilities held for sale in the consolidated balance sheet consist of the following:

	Year ended December 31,	
(in millions)	**2022**[1]	2021[2]
Accounts Receivable, net	**$88**	$59
Goodwill	**437**	255
Other intangible assets, net	**697**	—
Other assets	**76**	7
Assets of businesses held for sale	**$1,298**	$321
Accounts payable and accrued expenses	**$59**	$11
Deferred tax liability	**27**	—
Unearned revenue	**148**	138
Liabilities of businesses held for sale	**$234**	$149

1   Assets and liabilities held for sale as of December 31, 2022 relate to Engineering Solutions.

2   Assets and liabilities held for sale as of December 31, 2021 relate to CGS and LCD.

The operating profit of our businesses that were held for sale or disposed of for the years ending December 31, 2022, 2021, and 2020 is as follows:

	Year ended December 31,		
(in millions)	**2022**	2021	2020
Operating profit [1]	**$71**	$172	$162

1   The operating profit presented includes the revenue and recurring direct expenses associated with businesses held for sale. The year ended December 31, 2022 excludes pre-tax gains related to the sale LCD and a related family of leveraged loan indices of $505 million and $52 million, respectively. The year ended December 31, 2022 also excludes a a pre-tax gain of $1.3 billion related to the sale of CGS. The year ended December 31, 2021 excludes a pre-tax gain on the sale of SPIAS of $3 million. The year ended December 31, 2020 excludes a pre-tax gain on the sale of the IR webhosting business of $11 million.

3. Goodwill and Other Intangible Assets

GOODWILL

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired.

The change in the carrying amount of goodwill by segment is shown below:

(in millions)	Market Intelligence	Ratings	Commodity Insights	Mobility	Indices	Engineering Solutions	Corporate	Total
Balance as of December 31, 2020	$2,071	$263	$527	$—	$376	$—	$498	$3,735
Acquisitions	—	—	—	—	—	—	54	54
Reclassifications [1]	(255)	—	—	—	—	—	—	(255)
Other [2]	(8)	(18)	(2)	—	—	—	—	(28)
Balance as of December 31, 2021	1,808	245	525	—	376	—	552	3,506
Acquisitions	16,556	22	5,009	8,695	1,023	437	—	31,742
Dispositions	(246)	—	—	—	—	—	—	(246)
Reclassifications [3]	—	—	—	—	—	(437)	—	(437)
Other [2]	(8)	(10)	(12)	—	—	—	10	(20)
Balance as of December 31, 2022	**$18,110**	**$257**	**$5,522**	**$8,695**	**$1,399**	**$—**	**$562**	**$34,545**

1 Relates to CGS and LCD, which are classified as assets held for sale in our consolidated balance sheet as of December 31, 2021.

2 Primarily relates to the impact of foreign exchange and valuation adjustments for prior period acquisitions. 2021 includes adjustments related to RobecoSAM.

3 Relates to Engineering Solutions, which is classified as assets held for sale in our consolidated balance sheet as of December 31, 2022.

Goodwill additions and dispositions in the table above relate to transactions discussed in Note 2 – *Acquisitions and Divestitures.*

OTHER INTANGIBLE ASSETS

Other intangible assets include both indefinite-lived assets not subject to amortization and definite-lived assets subject to amortization. We have indefinite-lived assets with a carrying value of $846 million as of December 31, 2022 and 2021.

– 2022 and 2021 both include $380 million and $90 million for Dow Jones Indices intellectual property and the Dow Jones tradename, respectively, that we recorded as part of the transaction to form S&P Dow Jones Indices LLC in 2012.

– 2022 and 2021 both include $185 million within our Market Intelligence segment for the SNL tradename.

– 2022 and 2021 both include $132 million within our Indices segment for the balance of the IP rights in a family of indices derived from the S&P 500, solidifying Indices IP in and to the S&P 500 index family.

– 2022 and 2021 both include $59 million within our Indices segment for the Goldman Sachs Commodity Index intellectual property and the Broad Market Indices intellectual property.

The following table summarizes our definite-lived intangible assets:

(in millions)	Databases and software	Content	Customer relationships	Tradenames	Other intangibles	Total
COST						
Balance as of December 31, 2020	$645	$139	$356	$55	$177	$1,372
Acquisitions	—	—	—	—	18	18
Other [1]	—	—	(1)	—	11	10
Balance as of December 31, 2021	645	139	355	55	206	1,400
Acquisitions	3,774	—	13,377	1,469	17	18,637
Dispositions	—	—	—	—	(5)	(5)
Reclassifications [2]	(476)	—	(257)	—	—	(733)
Other [1]	(2)	—	(8)	—	(4)	(14)
Balance as of December 31, 2022	**$3,941**	**$139**	**$13,467**	**$1,524**	**$214**	**$19,285**
ACCUMULATED AMORTIZATION						
Balance as of December 31, 2020	$406	$139	$175	$50	$96	$866
Current year amortization	52	—	21	2	21	96
Reclassifications [3]	8	—	—	—	(8)	—
Other [1]	1	—	—	—	(2)	(1)
Balance as of December 31, 2021	467	139	196	52	107	961
Current year amortization	313	—	482	91	19	905
Reclassifications [2]	(13)	—	(22)	—	—	(35)
Other [1]	(2)	—	—	(1)	(3)	(6)
Balance as of December 31, 2022	**$765**	**$139**	**$656**	**$142**	**$123**	**$1,825**
NET DEFINITE-LIVED INTANGIBLES:						
December 31, 2021	$178	—	$159	$3	$99	$439
December 31, 2022	**$3,176**	**—**	**$12,811**	**$1,382**	**$91**	**$17,460**

1 Primarily relates to the impact of foreign exchange and valuation adjustments for prior period acquisitions. 2021 includes adjustments related to RobecoSAM.

2 Relates to Engineering Solutions, which is classified as assets held for sale in our consolidated balance sheet as of December 31, 2022.

3 The reclassification in 2021 is related to RobecoSAM.

Definite-lived intangible assets are being amortized on a straight-line basis over periods of up to 25 years. The weighted-average life of the intangible assets as of December 31, 2022 is approximately 21 years.

Amortization expense was $905 million, $96 million and $123 million for the years ended December 31, 2022, 2021 and 2020, respectively. Expected amortization expense for intangible assets over the next five years for the years ended December 31, assuming no further acquisitions or dispositions, is as follows:

(in millions)	2023	2024	2025	2026	2027
Amortization expense	$1,029	$1,023	$1,007	$976	$960

4. Taxes on Income

Income before taxes on income resulting from domestic and foreign operations is as follows:

	Year ended December 31,		
(in millions)	**2022**	2021	2020
Domestic operations	**$3,426**	$2,874	$2,226
Foreign operations	**1,276**	1,290	1,002
Total income before taxes	**$4,702**	$4,164	$3,228

The provision for taxes on income consists of the following:

	Year ended December 31,		
(in millions)	**2022**	2021	2020
Federal:			
Current	**$928**	$438	$349
Deferred	**(185)**	(9)	1
Total federal	**743**	429	350
Foreign:			
Current	**322**	295	246
Deferred	**(98)**	23	(9)
Total foreign	**224**	318	237
State and local:			
Current	**265**	153	111
Deferred	**(52)**	1	(4)
Total state and local	**213**	154	107
Total provision for taxes	**$1,180**	$901	$694

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate for financial reporting purposes is as follows:

	Year ended December 31,		
	2022	2021	2020
U.S. federal statutory income tax rate	**21.0%**	21.0%	21.0%
State and local income taxes	**3.9**	3.3	3.0
Divestitures	**2.9**	—	—
Foreign operations	**(2.8)**	(0.2)	(0.3)
Stock-based compensation	**—**	(0.8)	(0.7)
S&P Dow Jones Indices LLC joint venture	**(1.1)**	(1.1)	(1.2)
Tax credits and incentives	**(1.3)**	(2.3)	(2.2)
Other, net	**2.5**	1.7	1.9
Effective income tax rate	**25.1%**	21.6%	21.5%

The increase in the effective income tax rate in 2022 was primarily due to the tax charge on merger related divestitures. The increase in the effective income tax rate in 2021 was primarily due to a change in the mix of income by jurisdiction.

We have elected to recognize the tax on Global Intangible Low Taxed Income ("GILTI") as a period expense in the year the tax is incurred. GILTI expense is included in Other, net above.

The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes are as follows:

	December 31,	
(in millions)	**2022**	2021
Deferred tax assets:		
Employee compensation	**$100**	$57
Accrued expenses	**179**	54
Postretirement benefits	**27**	28
Unearned revenue	**67**	74
Forward exchange contracts	**—**	71
Fixed Assets	**49**	—
Loss carryforwards	**537**	204
Lease liabilities	**170**	142
Other	**126**	32
Total deferred tax assets	**1,255**	662
Deferred tax liabilities:		
Goodwill and intangible assets	**(4,791)**	(394)
Right of use asset	**(100)**	(101)
Postretirement benefits	**(33)**	(46)
Forward exchange contracts	**(41)**	—
Fixed assets	**—**	(6)
Total deferred tax liabilities	**(4,965)**	(547)
Net deferred income tax asset before valuation allowance	**(3,710)**	115
Valuation allowance	**(274)**	(206)
Net deferred income tax liability	**$(3,984)**	$(91)
Reported as:		
Non-current deferred tax assets	**$81**	$56
Non-current deferred tax liabilities	**(4,065)**	(147)
Net deferred income tax liability	**$(3,984)**	$(91)

We record valuation allowances against deferred income tax assets when we determine that it is more likely than not that such deferred income tax assets will not be realized based upon all the available evidence. The valuation allowance is primarily related to operating losses.

As of December 31, 2022, we have approximately $10.1 billion of undistributed earnings of our foreign subsidiaries, of which $4.1 billion is reinvested indefinitely in our foreign operations. We have not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

We made net income tax payments totaling $1,555 million in 2022, $883 million in 2021, and $683 million in 2020. As of December 31, 2022, we had net operating loss carryforwards of $1,301 million, of which a significant portion has an unlimited carryover period under current law.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	Year ended December 31,		
	2022	2021	2020
Balance at beginning of year	**$147**	$121	$124
Additions based on tax positions related to the current year	**28**	35	24
Additions for tax positions of prior years	**62**	9	1
Reduction for tax positions of prior years	**—**	—	(13)
Reduction for settlements	**—**	(8)	(4)
Expiration of applicable statutes of limitations	**(14)**	(10)	(11)
Balance at end of year	**$223**	$147	$121

The total amount of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2022, 2021 and 2020 was $223 million, $147 million and $121 million, respectively, exclusive of interest and penalties. During the year ended December 31, 2022, the change in unrecognized tax benefits resulted in a net increase of tax expense of $52 million.

We recognize accrued interest and penalties related to unrecognized tax benefits in interest expense and operating-related expense, respectively. Based on the current status of income tax audits, we believe that the total amount of unrecognized tax benefits on the balance sheet may be reduced by up to approximately $20 million in the next twelve months as a result of the resolution of local tax examinations and expiration of applicable statutes of limitations. In addition to the unrecognized tax benefits, we had accrued interest and penalties associated with unrecognized tax benefits of $38 million and $24 million as of December 31, 2022 and 2021, respectively.

The U.S. federal income tax audits for 2018 through 2022 are in process. During 2022, we completed state and foreign tax audits and, with few exceptions, we are no longer subject to federal, state, or foreign income tax examinations by tax authorities for the years before 2014. The impact to tax expense in 2022, 2021 and 2020 was not material.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on an assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that tax examinations will be settled prior to December 31, 2023. If any of these tax audit settlements do occur within that period, we would make any necessary adjustments to the accrual for unrecognized tax benefits.

5. Debt

A summary of long-term debt outstanding is as follows:

(in millions)	December 31, 2022	2021
4.125% Senior Notes, due 2023 [1]	$38	$—
3.625% Senior Notes, due 2024 [2]	48	—
4.75% Senior Notes, due 2025 [3]	4	—
4.0% Senior Notes, due 2025 [4]	—	696
4.0% Senior Notes, due 2026 [5]	3	—
2.95% Senior Notes, due 2027 [6]	496	496
2.45% Senior Notes, due 2027 [7]	1,237	—
4.75% Senior Notes, due 2028 [8]	823	—
4.25% Senior Notes, due 2029 [9]	1,029	—
2.5% Senior Notes, due 2029 [10]	497	496
2.70% Sustainability-Linked Senior Notes, due 2029 [11]	1,233	—
1.25% Senior Notes, due 2030 [12]	594	593
2.90% Senior Notes, due 2032 [13]	1,472	—
6.55% Senior Notes, due 2037 [14]	290	290
4.5% Senior Notes, due 2048 [15]	272	273
3.25% Senior Notes, due 2049 [16]	590	589
3.7% Senior Notes, due 2052 [17]	974	—
2.3% Senior Notes, due 2060 [18]	682	681
3.9% Senior Notes, due 2062 [19]	486	—
Commercial paper	188	—
Total debt	10,956	4,114
Less: short-term debt including current maturities	226	—
Long-term debt	$10,730	$4,114

1 Interest payments are due semiannually on February 1 and August 1.

2 Interest payments are due semiannually on May 1 and November 1.

3 Interest payments are due semiannually on February 15 and August 15.

4 We made a $287 million payment on the early retirement of our 4.0% senior notes in the second quarter of 2022.

5 Interest payments are due semiannually on March 1 and September 1.

6 Interest payments are due semiannually on January 22 and July 22, and as of December 31, 2022, the unamortized debt discount and issuance costs total $4 million.

7 Interest payments are due semiannually on March 1 and September 1, beginning on September 30, 2022, and as of December 31, 2022, the unamortized debt discount and issuance costs total $13 million.

8 Interest payments are due semiannually on February 1 and August 1.

9 Interest payments are due semiannually on May 1 and November 1.

10 Interest payments are due semiannually on June 1 and December 1, and as of December 31, 2022, the unamortized debt discount and issuance costs total $3 million.

11 Interest payments are due semiannually on March 1 and September 1, beginning on September 1, 2022, and as of December 31, 2022, the unamortized debt discount and issuance costs total $17 million.

12 Interest payments are due semiannually on February 15 and August 15, and as of December 31, 2022, the unamortized debt discount and issuance costs total $6 million.

13 Interest payments are due semiannually on March 1 and September 1, beginning on September 1, 2022, and as of December 31, 2022, the unamortized debt discount and issuance costs total $28 million.

14 Interest payments are due semiannually on May 15 and November 15, and as of December 31, 2022, the unamortized debt discount and issuance costs total $3 million.

15 Interest payments are due semiannually on May 15 and November 15, and as of December 31, 2022, the unamortized debt discount and issuance costs total $11 million.

16 Interest payments are due semiannually on June 1 and December 1, and as of December 31, 2022, the unamortized debt discount and issuance costs total $10 million.

17 Interest payments are due semiannually on March 1 and September 1, beginning on September 1, 2022, and as of December 31, 2022, the unamortized debt discount and issuance costs total $26 million.

18 Interest payments are due semiannually on February 15 and August 15, and as of December 31, 2022, the unamortized debt discount and issuance costs total $18 million.

19 Interest payments are due semiannually on March 1 and September 1, beginning on September 1, 2022, and as of December 31, 2022, the unamortized debt discount and issuance costs total $14 million.

Annual long-term debt maturities are scheduled as follows based on book values as of December 31, 2022: $38 million due in 2023, $48 million due in 2024, $4 million due in 2025; $3 million due in 2026; $1.7 billion amounts due in 2027; and $8.9 billion due thereafter.

The fair value of our total debt borrowings was $9.3 billion and $4.4 billion as of December 31, 2022 and December 31, 2021, respectively, and was estimated based on quoted market prices.

On February 28, 2022, we completed the merger with IHS Markit in an all-stock transaction. In the transaction, we assumed IHS Markit's publicly traded debt, with an outstanding principal balance of $4.6 billion, which was recorded at fair value of $4.9 billion on the acquisition date. Debt assumed consisted of the following:

– 5.00% Senior Notes due November 1, 2022 with an outstanding principal balance of $748 million.

– 4.125% Senior Notes due August 1, 2023 with an outstanding principal balance of $500 million.

– 3.625% Senior Notes due May 1, 2024 with an outstanding principal balance of $400 million.

– 4.75% Senior Notes due February 15, 2025 with an outstanding principal balance of $800 million.

– 4.00% Senior Notes due March 1, 2026 with an outstanding principal balance of $500 million.

– 4.75% Senior Notes due August 1, 2028 with an outstanding principal balance of $750 million.

– 4.25% Senior Notes due May 1, 2029 with an outstanding principal balance of $950 million.

The adjustment to fair value of the Senior Notes of approximately $292 million on the acquisition date will be amortized as an adjustment to interest expense over the remaining contractual terms of the Senior Notes.

On March 2, 2022, we completed the offer (the "Exchange Offer") to exchange outstanding notes issued by IHS Markit for new notes issued by us and fully and unconditionally guaranteed by Standard & Poor's Financial Services LLC with the same interest rate, interest payment dates, maturity date and redemption terms as each corresponding series of exchange IHS Markit notes and cash. Of the approximately $4.6 billion in aggregate principal amount of IHS Markit's Senior Notes offered in the exchange, 96%, or approximately $4.5 billion, were tendered and accepted. The portion not exchanged, approximately $175 million, remains outstanding across seven series of Senior Notes issued by IHS Markit. The Exchange Offer was treated as a debt modification for accounting purposes resulting in a portion of the unamortized fair value adjustment of the IHS Markit Senior Notes allocated to the new debt issued by S&P Global on the settlement date of the exchange. See Note 2 — *Acquisitions and Divestitures* for additional information on the merger.

On March 18, 2022, we issued $1,250 million of 2.45% Senior Notes due 2027, $1,250 million of 2.7% Sustainability-Linked Senior Notes due 2029, $1,500 million of 2.9% Senior Notes due 2032, $1,000 million of 3.7% Senior Notes due 2052, and $500 million of 3.9% Senior Notes due 2062. The Notes are fully and unconditionally guaranteed by our wholly-owned subsidiary, Standard & Poor's Financial Services LLC. In the first quarter of 2022, we used a portion of the net proceeds from the new debt issuance to fund the redemption and extinguishment of the outstanding principal amount of our 4.125% Senior Notes due 2023, 3.625% Senior Notes due 2024, and our 4.0% Senior Notes due 2026 which were former IHS Markit Notes that were exchanged to SPGI Notes as part of the Exchange Offer. In addition, we also used part of the net proceeds from the new debt issuance noted above to fund the early tender as well as a subsequent full redemption of our 5.0% Senior Notes due 2022 and the 4.750% Senior Notes due 2025, both of which were former IHS Markit Notes that were exchanged to SPGI Notes as part of the Exchange Offer, as well as our 4.0% Senior Notes due 2025. The majority of these transactions settled within the first quarter of 2022, however, given the timing of certain redemptions, a lesser portion of these settled in the second quarter of 2022, including the redemption and extinguishment of the $287 million outstanding principal amount on our 4.0% senior notes due in 2025, and a portion of the outstanding principal amounts of our 5.0% senior notes due in 2022 and our 4.75% senior notes due in 2025, of approximately $52 million and $247 million, respectively.

During the year ended December 31, 2022, we recognized an $8 million loss on extinguishment of debt. The year ended December 31, 2022 includes a $142 million tender premium paid to tendering note holders in accordance with the terms of the tender offer, partially offset by a $134 million non-cash write-off related to the fair market value step up premium on extinguished debt.

On August 13, 2020, we issued $600 million of 1.25% senior notes due in 2030 and $700 million of 2.3% senior notes due in 2060. The notes are fully and unconditionally guaranteed by our wholly-owned subsidiary, Standard & Poor's Financial Services LLC. In the third quarter of 2020, we used the net proceeds to fund the redemption and extinguishment of the $900 million outstanding principal amount of our 4.4% senior notes due in 2026 and a portion of the outstanding principal amount of our 6.55% senior notes due in 2037 and our 4.5% senior notes due in 2048.

We have the ability to borrow a total of $2.0 billion through our commercial paper program, which is supported by our $2.0 billion five-year credit agreement (our "credit facility") that will terminate on April 26, 2026. On April 26, 2021, we entered into a revolving $1.5 billion five-year credit agreement that included an accordion feature which allowed the Company to increase the total commitments thereunder by up to an additional $500 million, subject to certain customary terms and conditions. On February 25, 2022, we exercised the accordion feature which increased the total commitments available under our credit facility from $1.5 billion to $2.0 billion. As of December 31, 2022 there was $188 million of commercial paper outstanding.

Commitment fees for the unutilized commitments under the credit facility and applicable margins for borrowings thereunder are linked to the Company achieving three environmental sustainability performance indicators related to emissions, tested annually. We currently pay a commitment fee of 8 basis points. The credit facility contains customary affirmative and negative covenants and customary events of default. The occurrence of an event of default could result in an acceleration of the obligations under the credit facility.

The only financial covenant required under our credit facility is that our indebtedness to cash flow ratio, as defined in our credit facility, was not greater than 4 to 1, and this covenant level has never been exceeded.

6. Derivative Instruments

Our exposure to market risk includes changes in foreign exchange rates and interest rates. We have operations in foreign countries where the functional currency is primarily the local currency. For international operations that are determined to be extensions of the parent company, the U.S. dollar is the functional currency. We typically have naturally hedged positions in most countries from a local currency perspective with offsetting assets and liabilities. As of December 31, 2022 and December 31, 2021, we have entered into foreign exchange forward contracts to mitigate or hedge the effect of adverse fluctuations in foreign exchange rates and cross currency swap contracts to hedge a portion of our net investment in a foreign subsidiary against volatility in foreign exchange rates. As of December 31, 2022 and December 31, 2021, we entered into a series of interest rate swaps to mitigate or hedge the adverse fluctuations in interest rates on our future debt refinancing. These contracts are recorded at fair value that is based on foreign currency exchange rates and interest rates in active markets; therefore, we classify these derivative contracts within Level 2 of the fair value hierarchy. We do not enter into any derivative financial instruments for speculative purposes.

Undesignated Derivative Instruments

During the twelve months ended December 31, 2022, 2021 and 2020 we entered into foreign exchange forward contracts in order to mitigate the change in fair value of specific assets and liabilities in the consolidated balance sheet. These forward contracts do not qualify for hedge accounting. As of December 31, 2022 and 2021, the aggregate notional value of these outstanding forward contracts was $1.8 billion and $376 million, respectively. The changes in fair value of these forward contracts are recorded in prepaid and other assets or other current liabilities in the consolidated balance sheet with their corresponding change in fair value recognized in selling and general expenses in the consolidated statement of income. The amount recorded in prepaid and other current assets was $5 million as of December 31, 2022 and 2021. The amount recorded in other current liabilities was $37 million as of December 31, 2022 and less than $1 million as of December 31, 2021. The amount recorded in selling and general expense for the twelve months ended December 31, 2022 and 2021 related to these contracts was a net loss $45 million and a net gain of $9 million, respectively.

Net Investment Hedges

During the twelve months ended December 31, 2021, we entered into cross currency swaps to hedge a portion of our net investment in one of our European subsidiaries against volatility in the Euro/U.S. dollar exchange rate. These swaps are designated and qualify as a hedge of a net investment in a foreign subsidiary and are scheduled to mature in 2024, 2029 and 2030. The notional value of our outstanding cross currency swaps designated as a net investment hedge was $1 billion as of December 31, 2022 and 2021. The changes in the fair value of swaps are recognized in

foreign currency translation adjustments, a component of other comprehensive income (loss), and reported in accumulated other comprehensive loss in our consolidated balance sheet. The gain or loss will be subsequently reclassified into net earnings when the hedged net investment is either sold or substantially liquidated. We have elected to assess the effectiveness of our net investment hedges based on changes in spot exchange rates. Accordingly, amounts related to the cross currency swaps recognized directly in net income represent net periodic interest settlements and accruals, which are recognized in interest expense, net. We recognized net interest expense of $31 million and net interest income of $20 million during the twelve months ended December 31, 2022 and 2021, respectively.

Cash Flow Hedges

Foreign Exchange Forward Contracts

During the twelve months ended December 31, 2022, 2021 and 2020, we entered into a series of foreign exchange forward contracts to hedge a portion of the Indian rupee, British pound, and Euro exposures through the fourth quarter of 2024, 2023 and 2022, respectively. These contracts are intended to offset the impact of movement of exchange rates on future revenue and operating costs and are scheduled to mature within twenty-four months. The changes in the fair value of these contracts are initially reported in accumulated other comprehensive loss in our consolidated balance sheet and are subsequently reclassified into revenue and selling and general expenses in the same period that the hedged transaction affects earnings.

As of December 31, 2022, we estimate that $1 million of pre-tax gain related to foreign exchange forward contracts designated as cash flow hedges recorded in other comprehensive income is expected to be reclassified into earnings within the next twelve months.

As of December 31, 2022 and December 31, 2021, the aggregate notional value of our outstanding foreign exchange forward contracts designated as cash flow hedges was $529 million and $498 million, respectively.

Interest Rate Swaps

During the twelve months ended December 31, 2021, we entered into a series of interest rate swaps. These contracts are intended to mitigate or hedge the adverse fluctuations in interest rates on our future debt refinancing and are scheduled to mature beginning in the first quarter of 2027. These interest rate swaps are designated as cash flow hedges. The changes in the fair value of these contracts are initially reported in accumulated other comprehensive loss in our consolidated balance sheet and will be subsequently reclassified into interest expense, net in the same period that the hedged transaction affects earnings.

As of December 31, 2022 and December 31, 2021, the aggregate notional value of our outstanding interest rate swaps designated as cash flow hedges was $1.4 billion and $2.3 billion.

The following table provides information on the location and fair value amounts of our cash flow hedges and net investment hedges as of December 31, 2022 and December 31, 2021:

(in millions)		December 31, 2022	2021
Balance Sheet Location			
Derivatives designated as cash flow hedges:			
Prepaid and other current assets	Foreign exchange forward contracts	**$3**	$7
Other current liabilities	Foreign exchange forward contracts	**$7**	$—
Other non-current assets	Interest rate swap contracts	**$145**	$—
Other non-current liabilities	Interest rate swap contracts	**$—**	$270
Derivatives designated as net investment hedges:			
Other non-current assets	Cross currency swaps	**$84**	$—
Other non-current liabilities	Cross currency swaps	**$—**	$17

The following table provides information on the location and amounts of pre-tax gains (losses) on our cash flow hedges and net investment hedges for the years ended December 31:

(in millions)	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss (effective portion)			Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (effective portion)	Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (effective portion)		
	2022	2021	2020		**2022**	2021	2020
Cash flow hedges - designated as hedging instruments							
Foreign exchange forward contracts	**$(8)**	$(11)	$17	Revenue, Selling and general expenses	**$(6)**	$19	$2
Interest rate swap contracts	**$333**	$(270)	$—	Interest expense, net	**$(4)**	$—	$—
Net investment hedges - designated as hedging instruments							
Cross currency swaps	**$98**	$84	$(97)	Interest expense, net	**$(4)**	$(5)	$—

The activity related to the change in unrealized gains (losses) in accumulated other comprehensive loss was as follows for the years ended December 31:

	Year ended December 31,		
(in millions)	**2022**	2021	2020
Cash Flow Hedges			
Foreign exchange forward contracts			
Net unrealized gains on cash flow hedges, net of taxes, beginning of period	**$6**	$14	$2
Change in fair value, net of tax	**(11)**	11	14
Reclassification into earnings, net of tax	**5**	(19)	(2)
Net unrealized gains on cash flow hedges, net of taxes, end of period	**$—**	$6	$14
Interest rate swap contracts			
Net unrealized losses on cash flow hedges, net of taxes, beginning of period	**$(203)**	$—	$—
Change in fair value, net of tax	**247**	(203)	—
Reclassification into earnings, net of tax	**4**	—	—
Net unrealized gains (losses) on cash flow hedges, net of taxes, end of period	**$48**	$(203)	$—
Net Investment Hedges			
Net unrealized losses on net investment hedges, net of taxes, beginning of period	**$(17)**	$(81)	$(8)
Change in fair value, net of tax	**69**	59	(73)
Reclassification into earnings, net of tax	**4**	5	—
Net unrealized gains (losses) on net investment hedges, net of taxes, end of period	**$56**	$(17)	$(81)

7. Employee Benefits

We maintain a number of active defined contribution retirement plans for our employees. The majority of our defined benefit plans are frozen. As a result, no new employees will be permitted to enter these plans and no additional benefits for current participants in the frozen plans will be accrued.

We also have supplemental benefit plans that provide senior management with supplemental retirement, disability and death benefits. Certain supplemental retirement benefits are based on final monthly earnings. In addition, we sponsor a voluntary 401(k) plan under which we may match employee contributions up to certain levels of compensation as well as profit-sharing plans under which we contribute a percentage of eligible employees' compensation to the employees' accounts.

We also provide certain medical, dental and life insurance benefits for active and retired employees and eligible dependents. The medical and dental plans and supplemental life insurance plan are contributory, while the basic life insurance plan is noncontributory. We currently do not prefund any of these plans.

We recognize the funded status of our retirement and postretirement plans in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive loss, net of taxes. The amounts in accumulated other comprehensive loss represent net unrecognized actuarial losses and unrecognized prior service costs. These amounts will be subsequently recognized as net periodic pension cost pursuant to our accounting policy for amortizing such amounts.

Net periodic benefit cost for our retirement and postretirement plans other than the service cost component are included in other income, net in our consolidated statements of income.

Benefit Obligation

A summary of the benefit obligation and the fair value of plan assets, as well as the funded status for the retirement and postretirement plans as of December 31, 2022 and 2021, is as follows (benefits paid in the table below include only those amounts contributed directly to or paid directly from plan assets):

(in millions)	RETIREMENT PLANS 2022	2021	POSTRETIREMENT PLANS 2022	2021
Net benefit obligation at beginning of year	$2,122	$2,220	$28	$36
Service cost	3	4	—	—
Interest cost	48	40	1	1
Plan participants' contributions	—	—	—	2
Actuarial gain [1]	(636)	(55)	(6)	(2)
Gross benefits paid	(86)	(77)	(3)	(5)
Foreign currency effect	(44)	(10)	—	—
Other adjustments [2]	—	—	—	(4)
Net benefit obligation at end of year	1,407	2,122	20	28
Fair value of plan assets at beginning of year	2,231	2,243	6	9
Actual return on plan assets	(647)	58	1	—
Employer contributions	11	11	—	—
Plan participants' contributions	—	—	—	2
Gross benefits paid	(86)	(77)	(2)	(5)
Foreign currency effect	(45)	(4)	—	—
Fair value of plan assets at end of year	1,464	2,231	5	6
Funded status	$57	$109	$(15)	$(22)
Amounts recognized in consolidated balance sheets:				
Non-current assets	$232	$359	$—	$—
Current liabilities	(10)	(10)	—	—
Non-current liabilities	(165)	(240)	(15)	(22)
	$57	$109	$(15)	$(22)
Accumulated benefit obligation	$1,401	$2,110		
Plans with accumulated benefit obligation in excess of the fair value of plan assets:				
Projected benefit obligation	$175	$250		
Accumulated benefit obligation	$168	$238		
Fair value of plan assets	$—	$—		
Amounts recognized in accumulated other comprehensive loss, net of tax:				
Net actuarial loss (gain)	$400	$350	$(39)	$(36)
Prior service credit	—	2	(12)	(14)
Total recognized	$400	$352	$(51)	$(50)

1 The increase in actuarial gain in 2022 compared to 2021 was primarily due to an increase in the discount rate.

2 Relates to the impact of a plan amendment in 2021.

Net Periodic Benefit Cost

For purposes of determining annual pension cost, prior service costs are being amortized straight-line over the average expected remaining lifetime of plan participants expected to receive benefits.

A summary of net periodic benefit cost for our retirement and postretirement plans for the years ended December 31, is as follows:

(in millions)	RETIREMENT PLANS			POSTRETIREMENT PLANS		
	2022	2021	2020	**2022**	2021	2020
Service cost	**$3**	$4	$4	**$—**	$—	$—
Interest cost	**48**	40	52	**1**	1	1
Expected return on assets	**(87)**	(104)	(102)	**—**	—	—
Amortization of:						
Actuarial loss (gain)	**15**	21	17	**(2)**	(2)	(2)
Prior service credit	**—**	—	—	**(2)**	(1)	(1)
Net periodic benefit cost	**(21)**	(39)	(29)	**(3)**	(2)	(2)
Settlement charge [1]	**13**	3	3	**—**	—	—
Total net periodic benefit cost	**$(8)**	$(36)	$(26)	**$(3)**	$(2)	$(2)

1   During the years ended December 31, 2022, 2021, and 2020, lump sum withdrawals exceeded the combined total anticipated annual service and interest cost of our U.K. pension plan, triggering the recognition of non-cash pre-tax settlement charges of $13 million for 2022 and $3 million for 2021 and 2020.

Our U.K. retirement plan accounted for a benefit of $6 million in 2022, $22 million in 2021 and $17 million in 2020 of the net periodic benefit cost attributable to the funded plans.

Other changes in plan assets and benefit obligations recognized in other comprehensive income, net of tax for the years ended December 31, are as follows:

(in millions)	RETIREMENT PLANS			POSTRETIREMENT PLANS		
	2022	2021	2020	**2022**	2021	2020
Net actuarial loss (gain)	**$67**	$(6)	$28	**$(3)**	$(1)	$1
Recognized actuarial (gain) loss	**(12)**	(15)	(9)	**1**	1	2
Prior service cost	**—**	—	—	**1**	(1)	1
Settlement charge [1]	**(10)**	(2)	(2)	**—**	—	—
Total recognized	**$45**	$(23)	$17	**$(1)**	$(1)	$4

1   During the years ended December 31, 2022, 2021, and 2020, lump sum withdrawals exceeded the combined total anticipated annual service and interest cost of our U.K. pension plan, triggering the recognition of non-cash pre-tax settlement charges of $13 million for 2022 and $3 million for 2021 and 2020.

The total cost for our retirement plans was $124 million for 2022, $93 million for 2021 and $91 million for 2020. Included in the total retirement plans cost are defined contribution plans cost of $88 million for 2022, $86 million for 2021 and $80 million for 2020.

Assumptions

	RETIREMENT PLANS			POSTRETIREMENT PLANS		
	2022	2021	2020	**2022**	2021	2020
Benefit obligation:						
Discount rate [2]	**5.63%**	3.05%	2.75%	**5.52%**	2.72%	2.20%
Net periodic cost:						
Weighted-average healthcare cost rate [1]				**N/A**	N/A	6.00%
Discount rate - U.S. plan [2]	**3.05%**	2.75%	3.45%	**2.72%**	2.20%	3.08%
Discount rate - U.K. plan [2]	**1.87%**	1.36%	1.92%			
Return on assets [3]	**4.00%**	5.00%	5.50%			

1   The health care cost trend rate no longer applies since all subsidized benefits subject to trend were eliminated in 2021.

2   Effective January 1, 2022, we changed our discount rate assumption on our U.S. retirement plans to 3.05% from 2.75% in 2021 and changed our discount rate assumption on our U.K. plan to 1.87% from 1.36% in 2021.

3   The expected return on assets assumption is calculated based on the plan's asset allocation strategy and projected market returns over the long-term. Effective January 1, 2023, our return on assets assumption for the U.S. plan was increased to 6.00% from 4.00% and the U.K. plan was increased to 5.50% from 5.00%.

Cash Flows

In December of 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act established a prescription drug benefit under Medicare, known as "Medicare Part D", and a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Our benefits provided to certain participants are at least actuarially equivalent to Medicare Part D, and, accordingly, we are entitled to a subsidy. Effective January 1, 2021, we elected to no longer file for Medicare Part D subsidy.

Expected employer contributions in 2023 are $10 million and $3 million for our retirement and postretirement plans, respectively. In 2023, we may elect to make non-required contributions depending on investment performance and the pension plan status.

Information about the expected cash flows for our retirement and postretirement plans is as follows:

(in millions)	Retirement Plans [1]	Postretirement Plans [2]
2023	$71	3
2024	74	3
2025	77	2
2026	80	2
2027	83	2
2028-2032	453	7

1   Reflects the total benefits expected to be paid from the plans or from our assets including both our share of the benefit cost and the participants' share of the cost.

2   Reflects the total benefits expected to be paid from our assets.

Fair Value of Plan Assets

In accordance with authoritative guidance for fair value measurements certain assets and liabilities are required to be recorded at fair value. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value hierarchy has been established which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

– Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

– Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

– Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value of our defined benefit plans assets as of December 31, 2022 and 2021, by asset class is as follows:

(in millions)	December 31, 2022			
	Total	Level 1	Level 2	Level 3
Cash and short-term investments	$5	$5	$—	$—
Equities:				
U.S. indexes [1]	6	6	—	—
Fixed income:				
Long duration strategy [2]	1,007	—	1,007	—
Intermediate duration securities	38	—	38	—
Real Estate:				
U.K. [3]	34	—	—	34
Infrastructure:				
U.K. [4]	81	—	81	—
Total	**$1,171**	**$11**	**$1,126**	**$34**
Common collective trust funds measured at net asset value as a practical expedient				
Collective investment funds [5]	**$293**			
Total	**$1,464**			

| | December 31, 2021 | | | |
(in millions)	Total	Level 1	Level 2	Level 3
Cash and short-term investments	$6	$6	$—	$—
Equities:				
U.S. indexes [1]	6	6	—	—
Fixed income:				
Long duration strategy [2]	1,376	—	1,376	—
Intermediate duration securities	59	—	59	—
Real Estate:				
U.K. [3]	44	—	—	44
Infrastructure:				
U.K. [4]	81	—	81	—
Total	**$1,572**	**$12**	**$1,516**	**$44**
Common collective trust funds measured at net asset value as a practical expedient:				
Collective investment funds [5]	**$659**			
Total	**$2,231**			

1   Includes securities that are tracked in the S&P Smallcap 600 index.

2   Includes securities that are mainly investment grade obligations of issuers in the U.S.

3   Includes a fund which holds real estate properties in the U.K.

4   Includes funds that invest in global infrastructure for the UK Pension.

5   Includes the Standard & Poor's 500 Composite Stock Index, the Standard & Poor's MidCap 400 Composite Stock Index, a short-term investment fund which is a common collective trust vehicle, and other various asset classes.

For securities that are quoted in active markets, the trustee/custodian determines fair value by applying securities' prices obtained from its pricing vendors. For commingled funds that are not actively traded, the trustee applies pricing information provided by investment management firms to the unit quantities of such funds. Investment management firms employ their own pricing vendors to value the securities underlying each commingled fund. Underlying securities that are not actively traded derive their prices from investment managers, which in turn, employ vendors that use pricing models (e.g., discounted cash flow, comparables). The domestic defined benefit plans have no investment in our stock, except through the S&P 500 commingled trust index fund.

The trustee obtains estimated prices from vendors for securities that are not easily quotable and they are categorized accordingly as Level 3. The following table details further information on our plan assets where we have used significant unobservable inputs:

(in millions)	Level 3
Balance as of December 31, 2021	$44
Distributions	(2)
Gain (loss)	(8)
Balance as of December 31, 2022	$34

Pension Trusts' Asset Allocations

There are two pension trusts, one in the U.S. and one in the U.K.

– The U.S. pension trust had assets of $1,185 million and $1,600 million as of December 31, 2022 and 2021 respectively, and the target allocations in 2022 include 90% fixed income, 5% domestic equities, 3% international equities and 2% cash and cash equivalents. The year-on-year decline in U.S. pension trust assets is primarily attributable to lower valuations on the plan's U.S. long duration fixed income securities largely driven by increases to the U.S. Central Bank's interest rates.

– The U.K. pension trust had assets of $279 million and $631 million as of December 31, 2022 and 2021, respectively, and the target allocations in 2022 include 39% fixed income, 29% infrastructure, 14% equities, 13% real estate and 5% diversified growth funds. The year-over-year reduction in U.K. plan assets is primarily driven by lower valuation of the investment portfolio including a mix of fixed income and growth assets driven by higher interest rates and challenging U.K. economic environment for growth assets.

The pension assets are invested with the goal of producing a combination of capital growth, income and a liability hedge. The mix of assets is established after consideration of the long-term performance and risk characteristics of asset classes. Investments are selected based on their potential to enhance returns, preserve capital and reduce overall volatility. Holdings are diversified within each asset class. The portfolios employ a mix of index and actively managed equity strategies by market capitalization, style, geographic regions and economic sectors. The fixed income strategies include U.S. long duration securities, opportunistic fixed income securities and U.K. debt instruments. The short-term portfolio, whose primary goal is capital preservation for liquidity purposes, is composed of government and government-agency securities, uninvested cash, receivables and payables. The portfolios do not employ any financial leverage.

U.S. Defined Contribution Plan

Assets of the defined contribution plan in the U.S. consist primarily of investment options, which include actively managed equity, indexed equity, actively managed equity/bond funds, target date funds, S&P Global Inc. common stock, stable value and money market strategies. There is also a self-directed mutual fund investment option. The plan purchased 67,248 shares and sold 60,473 shares of S&P Global Inc. common stock in 2022 and purchased 107,651 shares and sold 160,415 shares of S&P Global Inc. common stock in 2021. The plan held approximately 1.2 million shares of S&P Global Inc. common stock as of December 31, 2022 and 2021, respectively, with market values of $402 million and $567 million, respectively. The plan received dividends on S&P Global Inc. common stock of $4.0 million and $3.8 million during the years ended December 31, 2022 and December 31, 2021, respectively.

8. Stock-Based Compensation

We issue stock-based incentive awards to our eligible employees under the 2019 Employee Stock Incentive Plan and to our eligible non-employee members of the Board of Directors under a Director Deferred Stock Ownership Plan. No further awards may be granted under the 2002 Employee Stock Incentive Plan (the "2002 Plan"), although awards granted under the 2002 Plan prior to the adoption of the new 2019 Plan in June of 2019 remain outstanding in accordance with their terms.

- **2019 Employee Stock Incentive Plan (the "2019 Plan")**
The 2019 Plan permits the granting of stock options, stock appreciation rights, restricted stock awards, performance awards, and other stock-based awards.

- **Director Deferred Stock Ownership Plan (the "Director Plan")**
Under the Director Plan, common stock reserved may be credited to deferred stock accounts for eligible non-employee members of the Board of Directors. In general, the plan requires that 50% of eligible Directors' annual compensation and dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to their deferred stock account. Recipients under this plan are not required to provide consideration to us other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the plan.

- **2014 Equity Incentive Award Plan and the Amended and Restated IHS Inc. 2004 Long-Term Incentive Plan (the "IHS Markit's equity plans")**
In connection with the merger with IHS Markit, we assumed the outstanding restricted stock units, performance-based restricted stock units, deferred stock units, and stock options granted under IHS Markit's equity plans, converted using the 0.2838 merger exchange ratio. From the merger date, no additional awards under these plans may be granted; however, the outstanding awards that were converted at the merger date continue to vest in accordance with the terms of the merger agreement.

The number of common shares reserved for issuance under the 2019 Plan are as follows:

	December 31,	
(in millions)	**2022**	2021
Shares available for granting [1]	**19.3**	19.5
Options outstanding	**0.2**	0.3
Total shares reserved for issuance	**19.5**	19.8

1   Shares reserved for issuance under the Director Plan are less than 1.0 million at both December 31, 2022 and 2021.

We issue treasury shares upon exercise of stock options and the issuance of restricted stock other stock-based awards. To offset the dilutive effect of our equity compensation plans, we periodically repurchase shares. See Note 9 – *Equity* for further discussion.

Stock-based compensation expense and the corresponding tax benefit are as follows:

	Year ended December 31,		
(in millions)	**2022**	2021	2020
Stock option expense	**$—**	$—	$—
Restricted stock and other stock-based awards expense	**214**	122	90
Total stock-based compensation expense	**$214**	$122	$90
Tax benefit	**$38**	$20	$15

Stock Options

Stock options may not be granted at a price less than the fair market value of our common stock on the date of grant. Stock options granted vest over a four-year service period and have a maximum term of 10 years. Stock option compensation costs are recognized from the date of grant, utilizing a four-year graded vesting method. Under this method, more than half of the costs are recognized over the first twelve months, approximately one-quarter of the costs are recognized over a twenty-four month period starting from the date of grant, approximately one-tenth of the costs are recognized over a thirty-six month period starting from the date of grant, and the remaining costs are recognized over a forty-eight month period starting from the date of grant.

There were no stock options granted in 2022, 2021, and 2020.

Stock option activity is as follows:

(in millions, except per award amounts)	Shares	Weighted-average exercise price	Weighted-average remaining years of contractual term	Aggregate intrinsic value
Options outstanding as of December 31, 2021	0.3	$67.14		
Assumed [1]	—	$97.29		
Exercised	(0.1)	$80.88		
Options outstanding as of December 31, 2022	**0.2**	**$68.02**	**1.01**	**$67**
Options exercisable as of December 31, 2022	**0.2**	**$68.02**	**1.01**	**$67**

1   There are less than 0.1 million options that were assumed as part of the merger with IHS Markit.

Information regarding our stock option exercises is as follows:

		Year ended December 31,	
(in millions)	**2022**	2021	2020
Net cash proceeds from the exercise of stock options	**$7**	$13	$16
Total intrinsic value of stock option exercises	**$13**	$41	$60
Income tax benefit realized from stock option exercises	**$4**	$11	$13

Restricted Stock and Other Stock-Based Awards

Restricted stock and other stock-based awards (performance and non-performance) have been granted under the 2002 Plan and 2019 Plan. Performance unit awards only vest if we achieve certain financial goals over the performance period. Restricted stock non-performance awards have various vesting periods (generally three years). Recipients of restricted stock and unit awards are not required to provide consideration to us other than rendering service.

The stock-based compensation expense for restricted stock and other stock-based awards is determined based on the market price of our stock at the grant date of the award applied to the total number of awards that are anticipated to fully vest. For performance awards, adjustments are made to expense consistent with the expected percent achievement of the performance goals.

Restricted stock and other stock-based award activity is as follows:

(in millions, except per award amounts)	Shares	Weighted-average grant-date fair value
Balance as of December 31, 2021	0.5	$299.28
Assumed	0.9	$380.89
Granted	0.7	$384.65
Vested	(0.4)	$355.82
Forfeited	(0.1)	$372.36
Balance as of December 31, 2022	1.6	$364.50
Total unrecognized compensation expense related to restricted awards	$132	
Weighted-average years to be recognized over	1.5	

	Year ended December 31,		
	2022	2021	2020
Weighted-average grant-date fair value per award	**$384.65**	$296.49	$232.92
Total fair value of restricted stock and other stock-based awards vested	**$146**	$243	$134
Tax benefit relating to restricted stock activity	**$30**	$48	$26

9. Equity

Capital Stock

Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued.

On January 25, 2023, the Board of Directors approved an increase in the dividends for 2023 to a quarterly common stock dividend of $0.90 per share.

	Year ended December 31,		
	2022	2021	2020
Annualized dividend rate [1]	**$3.32**	$3.08	$2.68
Dividends paid (in millions)	**$1,024**	$743	$645

1 The quarterly dividend rate was $0.77 per share in the first quarter of 2022 and increased to $0.85 per share beginning in the second quarter of 2022. The quarterly dividend rate was $0.77 per share and $0.67 per share for the years ended December 31, 2021 and 2020, respectively.

Stock Repurchases

On June 22, 2022, the Board of Directors approved a share repurchase program authorizing the purchase of 30 million shares (the "2022 Repurchase Program"), which was approximately 9% of the total shares of our outstanding common stock at that time. On January 29, 2020, the Board of Directors approved a share repurchase program authorizing the purchase of 30 million shares (the "2020 Repurchase Program"), which was approximately 12% of the total shares of our outstanding common stock at that time. On December 4, 2013, the Board of Directors approved a share repurchase program authorizing the purchase of 50 million shares (the "2013 Repurchase Program"), which was approximately 18% of the total shares of our outstanding common stock at that time.

Our purchased shares may be used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options. As of December 31, 2022, 27.2 million shares remained available under the 2022 Repurchase Program and the 2020 and 2013 repurchase programs were completed. Our 2022 Repurchase Program has no expiration date and purchases under this program may be made from time to time on the open market and in private transactions, depending on market conditions.

We have entered into accelerated share repurchase ("ASR") agreements with financial institutions to initiate share repurchases of our common stock. Under an ASR agreement, we pay a specified amount to the financial institution and receive an initial delivery of shares. This initial delivery of shares represents the minimum number of shares that we may receive under the agreement. Upon settlement of the ASR agreement, the financial institution delivers additional shares. The total number of shares ultimately delivered, and therefore the average price paid per share, is determined at the end of the applicable purchase period of each ASR agreement based on the volume weighted-average share price, less a discount. We account for our ASR agreements as two transactions: a stock purchase transaction and a forward stock purchase contract. The shares delivered under the ASR agreements resulted in a reduction of outstanding shares used to determine our weighted average common shares outstanding

for purposes of calculating basic and diluted earnings per share. The repurchased shares are held in Treasury. The forward stock purchase contracts were classified as equity instruments.

The terms of each ASR agreement entered into for the years ended December 31, 2022, 2021 and 2020, structured as outlined above, are as follows:

(in millions, except average price)

ASR Agreement Initiation Date	ASR Agreement Completion Date	Initial Shares Delivered	Additional Shares Delivered	Total Number of Shares Purchased	Average Price Paid Per Share	Total Cash Utilized
December 2, 2022 [1]		2.4	—	2.4	$—	$1,000
August 9, 2022 [2]	October 25, 2022	5.8	1.6	7.4	$337.94	$2,500
May 13, 2022 [3]	August 2, 2022	3.8	0.6	4.4	$343.85	$1,500
March 1, 2022 [4]	August 9, 2022	15.2	4.1	19.3	$362.03	$7,000
February 11, 2020 [5]	July 27, 2020	1.3	0.4	1.7	$292.13	$500
February 11, 2020 [6]	July 27, 2020	1.4	0.3	1.7	$292.13	$500

1   The ASR agreement was structured as an uncapped ASR agreement in which we paid $1 billion and initially received shares valued at 87.5% of the $1 billion at a price equal to the market price of the Company's common stock on December 2, 2022 when the Company received an initial delivery of 2.4 million shares from the ASR program. We completed the ASR agreement on February 3, 2023 and received an additional 0.4 million shares. We repurchased a total of 2.8 million shares under the ASR agreement for an average purchase price $350.74 per share. The ASR agreement was executed under our 2022 Repurchase Program.

2   The ASR agreement was structured as an uncapped ASR agreement in which we paid $2.5 billion and initially received shares valued at 87.5% of the $2.5 billion at a price equal to the market price of the Company's common stock on August 9, 2022 when the Company received an initial delivery of 5.8 million shares from the ASR program. We completed the ASR agreement on October 25, 2022 and received an additional 1.6 million shares. The ASR agreement was executed under our 2022 and 2020 Repurchase Program.

3   The ASR agreement was structured as an uncapped ASR agreement in which we paid $1.5 billion and initially received shares valued at 85% of the $1.5 billion at a share price equal to the market price of the Company's common stock on May 13, 2022 when the Company received an initial delivery of 3.8 million shares from the ASR program. We completed the ASR agreement on August 2, 2022 and received an additional 0.6 million shares. The ASR agreement was executed under our 2020 Repurchase Program.

4   The ASR agreement was structured as an uncapped ASR agreement in which we paid $7 billion and initially received shares valued at 85% of the $7 billion at a share equal to the then market price of the Company's common stock on March 1, 2022 when the company received an initial delivery of 15.2 million shares from the ASR program. We completed the ASR agreement on August 9, 2022 and received an additional 4.1 million shares. The ASR agreement was executed under our 2020 Repurchase Program.

5   The ASR agreement was structured as a capped ASR agreement in which we paid $500 million and received an initial delivery of 1.3 million shares and an additional amount of 0.2 million in February 2020, representing a minimum number of shares of our common stock to be repurchased based on a calculation using a specified capped price per share. We completed the ASR agreement on July 27, 2020 and received an additional 0.2 million shares. The ASR agreement was executed under our 2013 Repurchase Program.

6   The ASR agreement was structured as an uncapped ASR agreement in which we paid $500 million and received an initial delivery of 1.4 million shares, representing 85% of the $500 at a price equal to the then market price of the Company. We completed the ASR agreement on July 27, 2020 and received an additional 0.3 million shares. The ASR agreement was executed under our 2013 Repurchase Program.

Additionally, during the year ended December 31, 2020, we purchased shares of our common stock in the open market as follows:

(in millions, except average price) Year Ended	Total number of shares purchased	Average price paid per share	Total cash utilized
December 31, 2020	0.5	$295.40	$161

During the year ended December 31, 2022, we purchased a total of 33.5 million shares for $12.0 billion of cash. During the year ended December 31, 2021, we did not use cash to purchase any shares. During the year ended December 31, 2020, we purchased a total of 4.0 million shares for $1,161 million of cash. During the fourth quarter of 2019, we repurchased shares for $3 million, which settled in the first quarter of 2020, resulting in $1,164 million of cash used to repurchase shares.

Redeemable Noncontrolling Interests

The agreement with the minority partners that own 27% of our S&P Dow Jones Indices LLC joint venture contains redemption features whereby interests held by minority partners are redeemable either (i) at the option of the holder or (ii) upon the occurrence of an event that is not solely within our control. Specifically, under the terms of the operating agreement of S&P Dow Jones Indices LLC, CME Group and CME Group Index Services LLC ("CGIS") has the right at any time to sell, and we are obligated to buy, at least 20% of their share in S&P Dow Jones Indices LLC. In addition, in the event there is a change of control of the Company, for the 15 days following a change in control, CME Group and CGIS will have the right to put their interest to us at the then fair value of CME Group's and CGIS' minority interest.

If interests were to be redeemed under this agreement, we would generally be required to purchase the interest at fair value on the date of redemption. This interest is presented on the consolidated balance sheets outside of equity under the caption "Redeemable noncontrolling interest" with an initial value based on fair value for the portion attributable to the net assets we acquired, and based on our historical cost for the portion attributable to our S&P Index business. We adjust the

redeemable noncontrolling interest each reporting period to its estimated redemption value, but never less than its initial fair value, using both income and market valuation approaches. Our income and market valuation approaches may incorporate Level 3 fair value measures for instances when observable inputs are not available. The more significant judgmental assumptions used to estimate the value of the S&P Dow Jones Indices LLC joint venture include an estimated discount rate, a range of assumptions that form the basis of the expected future net cash flows (e.g., the revenue growth rates and operating margins), and a company specific beta. The significant judgmental assumptions used that incorporate market data, including the relative weighting of market observable information and the comparability of that information in our valuation models, are forward-looking and could be affected by future economic and market conditions. Any adjustments to the redemption value will impact retained income.

Noncontrolling interests that do not contain such redemption features are presented in equity.

Changes to redeemable noncontrolling interest during the year ended December 31, 2022 were as follows:

(in millions)	
Balance as of December 31, 2021	$3,429
Net income attributable to redeemable noncontrolling interest	249
Equity contribution from redeemable noncontrolling intrerest	410
Distributions to noncontrolling interest	(278)
Redemption value adjustment	(545)
Other [1]	2
Balance as of December 31, 2022	$3,267

1 Relates to foreign currency translation adjustments

On June 1, 2022 the Company contributed its interest in the IHSM Indices acquired as part of the Merger to S&P Dow Jones Indices LLC. The IHSM Indices will be operated, managed, and distributed by S&P Dow Jones Indices LLC. CME Group paid the Company $410 million in exchange for both a 27% ownership of IHSM's Indices and to maintain their 27% proportionate ownership in the S&P Dow Jones Indices LLC joint venture.

Accumulated Other Comprehensive Loss

The following table summarizes the changes in the components of accumulated other comprehensive loss for the year ended December 31, 2022:

(in millions)	Foreign Currency Translation Adjustments [1,3]	Pension and Postretirement Benefit Plans [2]	Unrealized Gain (Loss) on Cash Flow Hedges [3]	Accumulated Other Comprehensive Loss
Balance as of December 31, 2021	$(336)	$(305)	$(200)	$(841)
Other comprehensive (loss) income before reclassifications	(250)	(53)	236	(67)
Reclassifications from accumulated other comprehensive income (loss) to net earnings	4	9 [2]	9 [3]	22
Net other comprehensive gain (loss) income	(246)	(44)	245	(45)
Balance as of December 31, 2022	$(582)	$(349)	$45	$(886)

1 Includes an unrealized gain related to our cross currency swaps. See note 6 – *Derivative Instruments* for additional detail of items recognized in accumulated other comprehensive loss.

2 Reflects amortization of net actuarial losses and is net of a tax benefit of $2 million for the year ended December 31, 2022. See Note 7 — *Employee Benefits* for additional details of items reclassed from accumulated other comprehensive loss to net earnings.

3 See Note 6 – *Derivative Instruments* for additional details of items reclassified from accumulated other comprehensive loss to net earnings.

10. Earnings per Share

Basic earnings per common share ("EPS") is computed by dividing net income attributable to the common shareholders of the Company by the weighted-average number of common shares outstanding. Diluted EPS is computed in the same manner as basic EPS, except the number of shares is increased to include additional common shares that would have been outstanding if potential common shares with a dilutive effect had been issued. Potential common shares consist primarily of stock options and restricted performance shares calculated using the treasury stock method.

The calculation for basic and diluted EPS is as follows:

	Year ended December 31,		
(in millions, except per share data)	**2022**	2021	2020
Amount attributable to S&P Global Inc. common shareholders:			
Net income	**$3,248**	$3,024	$2,339
Basic weighted-average number of common shares outstanding	**316.9**	240.8	241.0
Effect of stock options and other dilutive securities	**1.6**	1.0	1.1
Diluted weighted-average number of common shares outstanding	**318.5**	241.8	242.1
Earnings per share attributable to S&P Global Inc. common shareholders:			
Net income:			
Basic	**$10.25**	$12.56	$9.71
Diluted	**$10.20**	$12.51	$9.66

We have certain stock options and restricted performance shares that are potentially excluded from the computation of diluted EPS. The effect of the potential exercise of stock options is excluded when the average market price of our common stock is lower than the exercise price of the related option during the period or when a net loss exists because the effect would have been antidilutive. Additionally, restricted performance shares are excluded because the necessary vesting conditions had not been met or when a net loss exists. As of December 31, 2022, 2021 and 2020, there were no stock options excluded. Restricted performance shares outstanding of 0.6 million as of December 31, 2022, 0.5 million as of December 31, 2021 and 0.4 million as of December 31, 2020, respectively, were excluded.

11. Restructuring

We continuously evaluate our cost structure to identify cost savings associated with streamlining our management structure. Our 2022 and 2021 restructuring plans consisted of company-wide workforce reductions of approximately 1,440 and 30 positions, respectively, and are further detailed below. The charges for each restructuring plan are classified as selling and general expenses within the consolidated statements of income and the reserves are included in other current liabilities in the consolidated balance sheets.

In certain circumstances, reserves are no longer needed because employees previously identified for separation resigned from the Company and did not receive severance or were reassigned due to circumstances not foreseen when the original plans were initiated. In these cases, we reverse reserves through the consolidated statements of income during the period when it is determined they are no longer needed.

The initial restructuring charge recorded and the ending reserve balance as of December 31, 2022 by segment is as follows:

(in millions)	2022 Restructuring Plan		2021 Restructuring Plan	
	Initial Charge Recorded	Ending Reserve Balance	Initial Charge Recorded	Ending Reserve Balance
Market Intelligence	$86	$59	$3	$2
Ratings	26	17	3	2
Commodity Insights	45	25	—	—
Mobility	2	2	—	—
Indices	13	11	—	—
Engineering Solutions	2	1	—	—
Corporate	109	49	13	6
Total	**$283**	**$164**	**$19**	**$10**

For the year ended December 31, 2022, we recorded a pre-tax restructuring charge of $283 million primarily related to employee severance charges for the 2022 restructuring plan and have reduced the reserve by $119 million. For the year ended December 31, 2022, we have reduced the reserve for the 2021 restructuring plan by $9 million. The reductions primarily related to cash payments for employee severance charges.

12. Segment and Geographic Information

As discussed in Note 1 – *Accounting Policies*, we have six reportable segments: Market Intelligence, Ratings, Commodity Insights, Mobility, Indices, and Engineering Solutions.

Our Chief Executive Officer is our chief operating decision-maker and evaluates performance of our segments and allocates resources based primarily on operating profit. Segment operating profit does not include Corporate Unallocated expense, equity in income on unconsolidated subsidiaries, other income, net, interest expense, net, or loss on extinguishment of debt as these are amounts that do not affect the operating results of our reportable segments. We use the same accounting policies for our segments as those described in Note 1 – *Accounting Policies*.

A summary of operating results for the years ended December 31 is as follows:

Revenue

(in millions)	**2022**	2021	2020
Market Intelligence	**$3,811**	$2,185	$2,046
Ratings	**3,050**	4,097	3,606
Commodity Insights	**1,685**	1,012	938
Mobility	**1,142**	—	—
Indices	**1,339**	1,149	989
Engineering Solutions	**323**	—	—
Intersegment elimination [1]	**(169)**	(146)	(137)
Total revenue	**$11,181**	$8,297	$7,442

Operating Profit

(in millions)	**2022**	2021	2020
Market Intelligence [2]	**$2,488**	$676	$569
Ratings [3]	**1,672**	2,629	2,223
Commodity Insights [4]	**591**	544	478
Mobility [5]	**213**	—	—
Indices [6]	**927**	798	666
Engineering Solutions [7]	**15**	—	—
Total reportable segments	**5,906**	4,647	3,936
Corporate Unallocated expense [8]	**(989)**	(426)	(319)
Equity in Income on unconsolidated subsidiaries [9]	**27**	—	—
Total operating profit	**$4,944**	$4,221	$3,617

1 Revenue for Ratings and expenses for Market Intelligence include an intersegment royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

2 Operating profit for the year ended December 31, 2022 includes a gain on dispositions of $1.8 billion, employee severance charges of $90 million, IHS Markit merger costs of $35 million and acquisition-related costs of $2 million. Operating profit for the year ended December 31, 2021 includes employee severance charges of $3 million, a gain on disposition of $3

million, acquisition-related costs of $2 million and lease-related costs of $1 million. Operating profit for the year ended December 31, 2020 includes employee severance charges of $27 million, a gain on dispositions of $12 million and lease-related costs of $3 million. Additionally, operating profit includes amortization of intangibles from acquisitions of $474 million, $65 million, and $76 million for the years ended December 31, 2022, 2021, and 2020, respectively.

3 Operating profit for the year ended December 31, 2022 includes employee severance charges of $24 million, legal costs of $5 million and an asset write-off of $1 million. Operating profit for the year ended December 31, 2021 includes a gain on disposition of $6 million, recovery of lease-related costs of $4 million and employee severance charges of $3 million. Operating profit for the year ended December 31, 2020 includes a technology-related impairment charge of $11 million, lease-related costs of $5 million and employee severance charges of $4 million. Additionally, operating profit includes amortization of intangibles from acquisitions of $7 million, $10 million and $7 million for the years ended December 31, 2022, 2021, and 2020, respectively.

4 Operating profit for the year ended December 31, 2022 includes employee severance charges of $45 million and IHS Markit merger costs of $26 million. Operating profit for the year ended December 31, 2021 includes recovery of lease-related costs of $2 million. Operating profit for the year ended December 31, 2020 includes severance charges of $11 million and lease-related costs of $2 million. Additionally, operating profit includes amortization of intangibles from acquisitions of $111 million, $8 million, and $9 million for the years ended December 31, 2022, 2021, and 2020, respectively.

5 Operating profit for the year ended December 31, 2022 includes an acquisition-related benefit of $14 million, employee severance charges of $4 million, IHS Markit merger costs of $3 million and amortization of intangibles from acquisitions of $241 million.

6 Operating profit for the year ended December 31, 2022 includes a gain on disposition of $52 million, employee severance charges of $14 million and IHS Markit merger costs of $2 million. Operating profit for the year ended December 31, 2021 includes recovery of lease-related costs of $1 million. Operating profit for the year ended December 31, 2020 includes employee severance charges of $5 million, a lease impairment charge of $4 million, a technology-related impairment charge of $2 million and lease-related costs of $1 million. Additionally, operating profit includes amortization of intangibles from acquisitions of $31 million, $6 million, and $6 million for the years ended December 31, 2022, 2021, and 2020, respectively.

7 Operating profit for the year ended December 31, 2022 includes employee severance charges of $4 million and amortization of intangibles from acquisitions of $35 million.

8 Corporate Unallocated expense for the year ended December 31, 2022 includes IHS Markit merger costs of $553 million, a S&P Foundation grant of $200 million, employee severance charges of $107 million, disposition-related costs of $24 million, a gain on acquisition of $10 million, an asset impairment of $9 million, acquisition-related costs of $8 million, lease impairments of $5 million and an asset write-off of $3 million. Corporate Unallocated expense for the year ended December 31, 2021 includes IHS Markit merger costs of $249 million, employee severance charges of $13 million, lease-related costs of $4 million, a lease impairment of $3 million, Kensho retention related expenses of $2 million, acquisition-related costs of $2 million and a gain on disposition of $2 million. Corporate Unallocated expense for the year ended December 31, 2020 includes lease impairments of $116 million, IHS Markit merger costs of $24 million, employee severance charges of $19 million, Kensho retention related expense of $12 million and a gain related to an acquisition of $1 million. Additionally, Corporate Unallocated expense includes amortization of intangibles from acquisitions of $4 million, $7 million, and $26 million for the years ended December 31, 2022, 2021, and 2020, respectively.

9 Equity in Income on Unconsolidated Subsidiaries includes amortization of intangibles from acquisitions of $55 million for the year ended December 31, 2022.

The following table presents our revenue disaggregated by revenue type for the years ended December 31:

(in millions)	Market Intelligence	Ratings	Commodity Insights	Mobility	Indices	Engineering Solutions	Intersegment Elimination[1]	Total
2022 [1]								
Subscription	$3,263	$—	$1,492	$888	$258	$300	$—	$6,201
Non-subscription / Transaction	163	1,241	126	254	—	23	—	1,807
Non-transaction	—	1,809	—	—	—	—	(169)	1,640
Asset-linked fees	—	—	—	—	862	—	—	862
Sales usage-based royalties	—	—	67	—	219	—	—	286
Recurring variable	385	—	—	—	—	—	—	385
Total revenue	**$3,811**	**$3,050**	**$1,685**	**$1,142**	**$1,339**	**$323**	**$(169)**	**$11,181**
Timing of revenue recognition								
Services transferred at a point in time	$163	$1,241	$126	$254	$—	$23	$—	$1,807
Services transferred over time	3,648	1,809	1,559	888	1,339	300	(169)	9,374
Total revenue	**$3,811**	**$3,050**	**$1,685**	**$1,142**	**$1,339**	**$323**	**$(169)**	**$11,181**

(in millions)	Market Intelligence	Ratings	Commodity Insights	Mobility	Indices	Engineering Solutions	Intersegment Elimination[1]	Total
2021 [2]								
Subscription	$2,131	$—	$933	$—	$191	$—	$—	$3,255
Non-subscription / Transaction	54	2,253	13	—	—	—	—	2,320
Non-transaction	—	1,844	—	—	—	—	(146)	1,698
Asset-linked fees	—	—	—	—	800	—	—	800
Sales usage-based royalties	—	—	66	—	158	—	—	224
Total revenue	**$2,185**	**$4,097**	**$1,012**	**$—**	**$1,149**	**$—**	**$(146)**	**$8,297**
Timing of revenue recognition								
Services transferred at a point in time	$54	$2,253	$13	$—	$—	$—	$—	$2,320
Services transferred over time	2,131	1,844	999	—	1,149	—	(146)	5,977
Total revenue	**$2,185**	**$4,097**	**$1,012**	**$—**	**$1,149**	**$—**	**$(146)**	**$8,297**

1   Intersegment eliminations mainly consists of a royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

2   In the first quarter of 2022, the Market Intelligence Commodities business was transferred to the Commodity Insights segment and prior-year amounts have been reclassified to conform with current presentation.

(in millions)	Market Intelligence	Ratings	Commodity Insights	Mobility	Indices	Engineering Solutions	Intersegment Elimination[1]	Total
			2020 [2]					
Subscription	$1,991	$—	$869	$—	$177	$—	$—	$3,037
Non-subscription / Transaction	54	1,969	7	—	—	—	—	2,030
Non-transaction	—	1,637	—	—	—	—	(137)	1,500
Asset-linked fees	1	—	—	—	647	—	—	648
Sales usage-based royalties	—	—	62	—	165	—	—	227
Total revenue	**$2,046**	**$3,606**	**$938**	**$—**	**$989**	**$—**	**$(137)**	**$7,442**
Timing of revenue recognition								
Services transferred at a point in time	$54	$1,969	$7	$—	$—	$—	$—	$2,030
Services transferred over time	1,992	1,637	931	—	989	—	(137)	5,412
Total revenue	**$2,046**	**$3,606**	**$938**	**$—**	**$989**	**$—**	**$(137)**	**$7,442**

1   Intersegment eliminations mainly consists of a royalty charged to Market Intelligence for the rights to use and distribute content and data developed by Ratings.

2   In the first quarter of 2022, the Market Intelligence Commodities business was transferred to the Commodity Insights segment and prior-year amounts have been reclassified to conform with current presentation.

Segment information for the years ended December 31 is as follows:

(in millions)	Depreciation & Amortization			Capital Expenditures		
	2022	2021	2020	**2022**	2021	2020
Market Intelligence	**$509**	$91	$101	**$43**	$12	$28
Ratings	**46**	46	40	**23**	18	33
Commodity Insights	**115**	12	17	**4**	2	7
Mobility	**248**	—	—	**6**	—	—
Indices	**39**	10	9	**2**	2	4
Engineering Solutions	**35**	—	—	**4**	—	—
Total reportable segments	**992**	159	167	**82**	34	72
Corporate	**21**	19	39	**7**	1	4
Total	**$1,013**	$178	$206	**$89**	$35	$76

Segment information as of December 31 is as follows:

	Total Assets	
(in millions)	**2022**	2021
Market Intelligence	**$29,852**	$3,368
Ratings	**1,039**	1,248
Commodity Insights	**8,781**	891
Mobility	**13,416**	—
Indices	**3,271**	1,501
Engineering Solutions	**—**	—
Total reportable segments	**56,359**	7,008
Corporate [1]	**4,127**	7,697
Assets of businesses held for sale [2]	**1,298**	321
Total	**$61,784**	$15,026

1 Corporate assets consist principally of cash and cash equivalents, goodwill and other intangible assets, assets for pension benefits and deferred income taxes.

2 Includes Engineering Solutions as of December 31, 2022 and CGS and LCD as of December 31, 2021. See Note 2 – *Acquisitions and Divestitures* for further discussion.

We do not have operations in any foreign country that represent more than 8% of our consolidated revenue. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated. No single customer accounted for more than 10% of our consolidated revenue.

The following provides revenue and long-lived assets by geographic region:

	REVENUE			LONG-LIVED ASSETS	
	Year ended December 31,			December 31,	
(in millions)	**2022**	2021	2020	**2022**	2021
U.S.	**$6,653**	$5,012	$4,504	**$13,539**	$4,733
European region	**2,597**	1,995	1,769	**39,007**	463
Asia	**1,246**	874	782	**76**	85
Rest of the world	**685**	416	387	**595**	42
Total	**$11,181**	$8,297	$7,442	**$53,217**	$5,323

	REVENUE			LONG-LIVED ASSETS	
	Year ended December 31,			December 31,	
(in millions)	**2022**	2021	2020	**2022**	2021
U.S.	**60%**	60%	61%	**26%**	89%
European region	**23**	24	24	**73**	9
Asia	**11**	11	10	**—**	2
Rest of the world	**6**	5	5	**1**	—
Total	**100%**	100%	100%	**100%**	100%

See Note 2 – *Acquisitions and Divestitures* and Note 11 – *Restructuring,* for actions that impacted the segment operating results.

13. Commitments and Contingencies

Leases

We determine whether an arrangement meets the criteria for an operating lease or a finance lease at the inception of the arrangement. We have operating leases for office space and equipment. Our leases have remaining lease terms of 1 year to 11 years, some of which include options to extend the leases for up to 14 years, and some of which include options to terminate the leases within 1 year. We sublease certain real estate leases to third parties which mainly consist of operating leases for space within our offices.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expenses for these leases on a straight line-basis over the lease term in operating-related expenses and selling and general expenses.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date. Our future minimum based payments used to determine our lease liabilities include minimum based rent payments and escalations. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The February 28, 2022 merger with IHS Markit resulted in an increase in ROU assets and operating lease liabilities of $230 million and $268 million, respectively.

During the years ended December 31, 2022, 2021 and 2020, we recorded a pre-tax impairment charge of $132 million, $31 million and $120 million, respectively, related to the impairment and abandonment of operating lease related ROU assets. The pre-tax impairment charge recorded during the year ended December 31, 2022 was primarily associated with reductions in the anticipated sublease income on vacated leased facilities following the deterioration of local market conditions and consolidating our real estate facilities following the merger with IHS Markit. The impairment charges are included in selling and general expenses within the consolidated statements of income.

The following table provides information on the location and amounts of our leases on our consolidated balance sheets as of December 31, 2022 and 2021:

(in millions)		**2022**	2021
Balance Sheet Location			
Assets			
Right of use assets	Lease right-of-use assets	**$423**	$426
Liabilities			
Other current liabilities	Current lease liabilities	**118**	96
Lease liabilities — non-current	Non-current lease liabilities	**577**	492

The components of lease expense for the years ended December 31 are as follows:

(in millions)	**2022**	2021	2020
Operating lease cost	**$147**	$124	$144
Sublease income	**(5)**	(2)	(6)
Total lease cost	**$142**	$122	$138

Supplemental information related to leases for the years ended December 31 are as follows:

(in millions)	**2022**	2021	2020
Cash paid for amounts included in the measurement for operating lease liabilities			
Operating cash flows for operating leases	**$159**	$127	$137
Right of use assets obtained in exchange for lease obligations			
Operating leases	**6**	29	8

Weighted-average remaining lease term and discount rate for our operating leases as of December 31 are as follows:

	2022	2021
Weighted-average remaining lease term (years)	**6.6**	8.3
Weighted-average discount rate	**3.17%**	3.59%

Maturities of lease liabilities for our operating leases are as follows:

(in millions)	
2023	$138
2024	114
2025	102
2026	88
2027	82
2028 and beyond	261
Total undiscounted lease payments	$785
Less: Imputed interest	90
Present value of lease liabilities	$695

Related Party Agreement

In June of 2012, we entered into a license agreement (the "License Agreement") with the holder of S&P Dow Jones Indices LLC noncontrolling interest, CME Group, which replaced the 2005 license agreement between Indices and CME Group. Under the terms of the License Agreement, S&P Dow Jones Indices LLC receives a share of the profits from the trading and clearing of CME Group's equity index products. During the years ended December 31, 2022, 2021 and 2020, S&P Dow Jones Indices LLC earned $170 million, $139 million and $149 million of revenue under the terms of the License Agreement, respectively. The entire amount of this revenue is included in our consolidated statement of income and the portion related to the 27% noncontrolling interest is removed in net income attributable to noncontrolling interests.

Legal & Regulatory Matters

In the normal course of business both in the United States and abroad, the Company and its subsidiaries are defendants in a number of legal proceedings and are often subjected to government and regulatory proceedings, investigations and inquiries.

On November 14, 2022, S&P Global Ratings reached a settlement with the SEC to resolve an SEC investigation into violations of Section 15E of the Exchange Act and Rule 17g-5(c)(8) thereunder involving the ratings assigned to a single residential mortgage-backed securities transaction in 2017. The investigation was previously disclosed. S&P Global Ratings did not admit or deny the SEC's allegations. In the SEC's order, the SEC acknowledged S&P Global Ratings' remedial acts and its cooperation with the SEC staff. As part of the resolution, the Company agreed to pay a penalty of $2.5 million that was previously reserved for in 2021.

A class action lawsuit was filed in Australia on August 7, 2020 against the Company and a subsidiary of the Company. A separate lawsuit was filed against the Company and a subsidiary of the Company in Australia on February 2, 2021 by two entities within the Basis Capital investment group. The lawsuits both relate to alleged investment losses in collateralized debt obligations rated by Ratings prior to the financial crisis. We can provide no assurance that we will not be obligated to pay significant amounts in order to resolve these matters on terms deemed acceptable.

From time to time, the Company receives customer complaints, particularly, though not exclusively, in its Ratings and Indices segments. The Company believes it has strong contractual protections in the terms and conditions included in its arrangements with customers. Nonetheless, in the interest of managing customer relationships, the Company from time to time engages in dialogue with such customers in an effort to resolve such complaints, and if such complaints cannot be resolved through dialogue, may face litigation regarding such complaints. The Company does not expect to incur material losses as a result of these matters.

Moreover, various government and self-regulatory agencies frequently make inquiries and conduct investigations into our compliance with applicable laws and regulations, including those related to ratings activities, antitrust matters and other matters, such as ESG. For example, as a nationally recognized statistical rating organization registered with the SEC under Section 15E of the Exchange Act, S&P Global Ratings is in ongoing communication with the staff of the SEC regarding compliance with its extensive obligations under the federal securities laws. Although S&P Global seeks to promptly address any compliance issues that it detects or that the staff of the SEC or another regulator raises, there can be no assurance that the SEC or another regulator will not seek remedies against S&P Global for one or more compliance deficiencies. Any of these proceedings, investigations or inquiries could ultimately result in adverse judgments, damages, fines, penalties or activity restrictions, which could adversely impact our consolidated financial condition, cash flows, business or competitive position.

In view of the uncertainty inherent in litigation and government and regulatory enforcement matters, we cannot predict the eventual outcome of such matters or the timing of their resolution, or in most cases reasonably estimate what the eventual judgments, damages, fines, penalties or impact of activity (if any) restrictions may be. As a result, we cannot provide assurance that such outcomes will not have a material adverse effect on our consolidated financial condition, cash flows, business or competitive position. As litigation or the process to resolve pending matters progresses, as the case may be, we will continue to review the latest information available and assess our ability to predict the outcome of such matters and the effects, if any, on our consolidated financial condition, cash flows, business or competitive position, which may require that we record liabilities in the consolidated financial statements in future periods.

Report of Management

To the Shareholders of S&P Global Inc.

**Management's Annual Report on its Responsibility for the Company's
Financial Statements and Internal Control Over Financial Reporting**

The financial statements in this report were prepared by the management of S&P Global Inc., which is responsible for their integrity and objectivity.

These statements, prepared in conformity with accounting principles generally accepted in the United States and including amounts based on management's best estimates and judgments, present fairly S&P Global Inc.'s financial condition and the results of the Company's operations. Other financial information given in this report is consistent with these statements.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined under the U.S. Securities Exchange Act of 1934. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the Company.

S&P Global Inc.'s Board of Directors, through its Audit Committee, composed entirely of outside directors, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. The Audit Committee meets periodically with management, the Company's internal auditors and the independent registered public accounting firm to ensure that each group is carrying out its respective responsibilities. In addition, the independent registered public accounting firm has full and free access to the Audit Committee and meet with it with no representatives from management present.

Management's Report on Internal Control Over Financial Reporting

As stated above, the Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has evaluated the system of internal control using the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework ("COSO 2013 framework"). Management has selected the COSO 2013 framework for its evaluation as it is a control framework recognized by the Securities and Exchange Commission and the Public Company Accounting Oversight Board that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company's internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

Based on management's evaluation under this framework, we have concluded that the Company's internal controls over financial reporting were effective as of December 31, 2022. There are no material weaknesses in the Company's internal control over financial reporting that have been identified by management.

The Company's independent registered public accounting firm, Ernst & Young LLP, has audited the consolidated financial statements of the Company for the year ended December 31, 2022, and has issued their reports on the financial statements and the effectiveness of internal controls over financial reporting.

Other Matters

There have been no changes in the Company's internal controls over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.



Douglas L. Peterson
President and Chief Executive Officer



Ewout L. Steenbergen
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of S&P Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of S&P Global Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 9, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of redeemable noncontrolling interest in S&P Dow Jones Indices LLC

DESCRIPTION OF THE MATTER	As described in Notes 1 and 9 to the financial statements, the Company has an agreement with the minority partners of its S&P Dow Jones Indices LLC joint venture that contains redemption features outside of the control of the Company. This arrangement is reported as a redeemable noncontrolling interest at fair value of $3,267 million at December 31, 2022. The Company adjusts the redeemable noncontrolling interest each reporting period to its estimated redemption value, but never less than its initial fair value, using both income and market valuation approaches.

Auditing the Company's valuation of its redeemable noncontrolling interest was complex due to the estimation uncertainty in determining the fair value. The estimation uncertainty was primarily due to the sensitivity of the fair value to underlying assumptions about the future performance of the business. The more significant judgmental assumptions used to estimate the value of the S&P Dow Jones Indices LLC joint venture include an estimated discount rate, a range of assumptions that form the basis of the expected future net cash flows (e.g., revenue growth rates and operating margins), a company specific beta and earnings and transaction multiples for comparable companies and similar acquisitions, respectively. These significant judgmental assumptions that incorporate market data are forward-looking and could be affected by future economic and market conditions. |
| **HOW WE ADDRESSED THE MATTER IN OUR AUDIT** | We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over the accounting for its redeemable noncontrolling interest, including controls over management's judgments and evaluation of the underlying assumptions with regard to the valuation models applied and the estimation process supporting the determination of the fair value of S&P Dow Jones Indices LLC joint venture.

To test the valuation of redeemable noncontrolling interest, we evaluated the Company's selection of the valuation methodology and the methods and significant assumptions used by inspecting available market data and performing sensitivity analyses. For example, when evaluating the assumptions related to the revenue growth rate and operating profit margins, we compared the assumptions to the past performance of S&P Dow Jones Indices LLC joint venture in addition to current observable industry, market and economic trends. We involved valuation specialists to assist in our evaluation of the methodology and significant assumptions used by the Company, including the discount rate, company specific beta and earnings for comparable companies and transaction multiples for similar acquisitions. We also tested the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. |

IHS Markit Business Combination

DESCRIPTION OF THE MATTER	As discussed in Note 2 to the consolidated financial statements, on February 28, 2022, the Company completed its acquisition of IHS Markit Ltd., for aggregate consideration of $43.5 billion. This transaction was accounted for as a business combination. Auditing the Company's accounting for its acquisition of IHS Markit Ltd. was complex due to the significant estimation in the Company's determination of fair value of identified intangible assets of $18.6 billion, which principally consisted of customer relationships, trademark/tradenames, developed technology, and databases (collectively referred to as the identified intangibles). The significant estimation was primarily due to the sensitivity of the fair value of underlying assumptions about future performance of the acquired business in the Company's discounted cash flow models used to measure the identified intangibles. These significant assumptions included the revenue and expense growth rates that form the basis of the forecasted results and the discount rate.
HOW WE ADDRESSED THE MATTER IN OUR AUDIT	We tested the Company's controls that address the risk of material misstatement relating to the Company's accounting for the acquisition. For example, we tested controls over the estimation process supporting the recognition and measurement of the identified intangibles, which included testing controls over management's review of assumptions used in its respective valuation models to test the estimated fair value of the identified intangibles. We performed audit procedures that included, among others, evaluating the valuation methodologies and significant assumptions used by the Company's valuation specialist, and evaluating the completeness and accuracy of the underlying data supporting the estimated fair value. We involved our valuation specialists to assist with our evaluation of the methodologies used by the Company and significant assumptions included in the fair value estimates, including testing the revenue and expense growth rates that form the basis of the forecasted results and the discount rate. For example, we compared these significant assumptions to current industry, market and economic trends, to assumptions used to value similar assets in other acquisitions, to the historical results of the acquired business, and to the Company's budgets and forecasts, in addition to performing sensitivity analyses over these assumptions. We also evaluated the adequacy of the Company's disclosures included in Note 2 in relation to these acquisition matters.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 1969.

New York, New York
February 9, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of S&P Global Inc.

Opinion on Internal Control Over Financial Reporting

We have audited S&P Global Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, S&P Global Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated February 9, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ ERNST & YOUNG LLP

New York, New York
February 9, 2023

Shareholder Information

Annual Meeting of Shareholders

The 2023 annual meeting will be held at 8 a.m. EDT on Wednesday, May 3, 2023 in a virtual-only online meeting. Shareholders and guests may access the meeting online at https://meetnow.global/MSWQYGX. Meeting access details for shareholders and guests, and proxy voting information are available at www.spglobal.com/proxy.

Stock Exchange Listing

Shares of our common stock are traded primarily on the New York Stock Exchange. SPGI is the ticker symbol for our common stock.

Investor Relations Web Site

Go to http://investor.spglobal.com to find:

- Management presentations
- Financial news releases
- Financial reports, including the annual report, proxy statement and SEC filings
- Investor Fact Book
- Executive Committee
- Corporate governance documents
- Dividend and stock split history
- Stock quotes and charts
- Investor e-mail alerts
- RSS news feeds

Investor Kit

The Company's investor kit includes the most recent Annual Report, Proxy Statement, Form 10-Qs, Form 10-K, and earnings release. These documents can be downloaded from the SEC Filings & Reports section of the Company's Investor Relations Website at http://investor.spglobal.com.

Requests for printed copies, free of charge, can be e-mailed to investor.relations@spglobal.com or mailed to Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041. Interested parties can also call Investor Relations toll-free at 866-436-8502 (domestic callers) or 212-438-2192 (international callers).

Transfer Agent and Registrar for Common Stock

Computershare is the transfer agent for S&P Global Inc. Computershare maintains the records for the Company's registered shareholders and can assist with a variety of shareholder related services.

Shareholder correspondence should be mailed to:

Computershare
P.O. Box 43078
Providence, RI 02940-3078

Overnight correspondence should be mailed to:

Computershare
150 Royall Street, Suite 101
Canton, MA 02021

Investor Center™ website to view and manage shareholder account online:

www.computershare.com/investor

For shareholder assistance by telephone:

In the U.S. and Canada: 888-201-5538
Outside the U.S. and Canada: 201-680-6578
TDD for the hearing impaired: 800-490-1493
TDD outside the U.S. and Canada: 781-575-4592

E-mail address:

web.queries@computershare.com

Shareholder online inquiries:

https://www-us.computershare.com/investor/Contact

Direct Stock Purchase and Dividend Reinvestment Plan

This program offers a convenient, low-cost way to invest in S&P Global's common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly, reinvest dividends, and send certificates to the transfer agent for safekeeping. Interested investors can view the prospectus and enroll online at www.computershare. com/investor. To receive the materials by mail, contact Computershare as noted above.

News Media Inquiries

Go to www.spglobal.com/press to view the latest Company news and information or to submit an e-mail inquiry.

Certifications and S&P Global Inc. Form 10-K

We have filed the required certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 32 to our Form 10-K for the year ended December 31, 2022.

The financial information included in this report was excerpted from the Company's Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 10, 2023. Shareholders may access a complete copy of the Form 10-K from the SEC Filings & Reports section of the Company's Investor Relations Website at http://investor.spglobal.com.

Board of Directors



Richard E. Thornburgh (C, E, N)
Non-Executive Chairman
of the Board
S&P Global Inc.



Marco Alverà (E, F, N)
Group Chief Executive
Officer
Tree Energy Solutions



Jacques Esculier (A, C)
Former Chairman & CEO
WABCO Holdings Inc.



Gay Huey Evans (A, C)
Chairman
London Metal Exchange



William D. Green (C, E, N)
Former CEO and Chairman
Accenture Plc



Stephanie C. Hill (C, N)
Executive Vice President,
Rotary and Mission
Systems
Lockheed Martin Corp.



Rebecca Jacoby (F, N)
Former Senior Vice
President, Operations
Cisco Systems, Inc.



Robert P. Kelly (C, E, N)
Former Chairman and CEO
The Bank of New York Mellon



Ian Paul Livingston (A, F)
Former Chairman
Currys



Deborah D. McWhinney (A, F)
Former Chief Executive
Officer of Global Enterprise
Payments
Citigroup Inc.



Maria R. Morris (A, E, F)
Former Executive
Vice President,
Global Employee Benefits
MetLife, Inc.



Douglas L. Peterson (E)
President and Chief
Executive Officer
S&P Global Inc.



Gregory Washington (A, C)
President
George Mason University

A – Audit Committee
C – Compensation & Leadership Development Committee
E – Executive Committee
F – Finance Committee
N – Nominating & Corporate Governance Committee

Committee assignments as of March 1, 2023

Executive Committee



Douglas L. Peterson
President and Chief
Executive Officer



Ewout Steenbergen
Executive Vice President,
Chief Financial Officer



Martina L. Cheung
President, S&P Global Ratings
Executive Lead,
Sustainable1



Dan Draper
Chief Executive Officer,
S&P Dow Jones Indices



Adam Kansler
President,
S&P Global Market
Intelligence



Steven Kemps
Executive Vice President,
Chief Legal Officer



Swamy Kocherlakota
Executive Vice President,
Chief Information Officer



Nancy J. Luquette
Executive Vice President,
Chief Risk & Compliance
Officer



Dimitra Manis
Executive Vice President,
Chief Purpose Officer



Sally Moore
Executive Vice President,
Global Head of Strategy,
M&A and Partnerships



Saugata Saha
President,
S&P Global Commodity
Insights



Edouard Tavernier
President,
S&P Global Mobility

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S&P Global

55 Water Street
New York, NY 10041
spglobal.com

